Exhibit 99.2

Contents

1 | Letter from the Chairman of the Board and the CEO 3 | Information for Investors 5 | Corporate Governance 2024 52 | Consolidated Financial Statements 2024

Letter to the
Shareholders

Dear Shareholders

2024 constituted a transition period for the company’s leadership. During this year, SHL Telemedicine underwent significant leadership changes. A new board of directors was appointed, followed by nomination of a new chairman and the establishment of a new management team. These new leadership structures shall serve as the foundation for the company’s future

The year 2024 was characterized by both challenges and achievements. Despite these challenges we have maintained stable revenues, and accomplished significant strategic progress across all operations, whilst maintaining a sufficient cash position to execute our business plans. We recognized that to alter the company's trajectory, we needed to focus on growth and cost reduction, and we have begun implementing this strategy across our various operations

As part of cost reduction efforts, SHL announced, in March 2025, that it will be delisted from Nasdaq. The listing of the company’s ordinary shares -on the SIX Swiss Exchange shall continue.

Regarding the FY2024 financial results revenues remained stable at USD 57 million, approximately equivalent to 2023 revenue. Revenue growth in the Israeli operations was offset by a decline in revenue in Germany. In terms of geographic revenue distribution, Israeli operations accounted for about 77% of total revenues -whilst the German business -contributed 22%. The remaining portion -derives from the US.

Our 2024 financial reports include a significant sum of USD 20 million in “other expences”’ primarily comprising one-time expenditures related to a write-off of intangible assets (principally Goodwill) associated to the German operations. The write-off resulted from some market trends, coupled with the necessity to continue investing in technological service platforms in the German market. Consequently, operational profit and net profit were significantly and adversely affected; however, 86% of the one-time costs did not involve cash -expenditure, thus the impact on our cash flow and financial stability remains limited.

In 2024 the net loss amounted to USD 28 million, compared to a net loss of USD 7 million in 2023. This increased deficit was primarily attributable to the aforementioned other expenses of USD 20 million, relating principally to a one-time write-off of intangible assets in the German operations.

The Adjusted EBITDA calculation excludes other expences, which were the main factor in the decrease in EBIT.  Nevertheless, Adjusted EBITDA remained relatively stable at USD 1 million compared to USD 2 million in 2023. This comparative stability in adjusted EBITDA indicates that, with respect to ongoing daily operations, 2024 was not substantially different from 2023, when one disregards the non-recurring costs.

SHL Letter to the shareholders

Israel

The Israeli market demonstrated remarkable stability throughout 2024, despite the precarious security situation. Furthermore, revenue exhibited growth, and profitability improved. Both outcomes were driven by our BTB business (“Mediton”) wherein revenue growth translated into increased profit through the leveraging of economies of scale.

As announced in September 2024 and March 2025, the company intends to acquire the remaining 30% of the BTB business from its minority shareholders for NIS 31 million (Approx, USD 8.5 million). The Management believes that holding 100% ownership of the business presents significant potential for future synergies in both growth and profitability. However, as of the day of the report publication, the deal was not closed, yet.

Germany

The performance of our German operation in 2024 fell below our expectations. Revenue decreased by approximately USD 1.4 million and we have not yet managed to achieve equilibrium in operational profit, which remained negative. One of the challenges upon which we are focusing our managerial efforts, is to identify or develop, an updated IT service platform which constitutes a key success factor for regaining efficiency, growth and profitability

USA

In the US we have developed a distribution strategy that will rely upon both B2B and D2C. Within the B2B channel, we are expanding the relationships we have established with partners such as CVS and DOC GO and the physicians ‘offices. In the D2C segment, we are, prioritizing promotion of the SmartHeart® ECG technology, utilizing the infrastructure of a network of cardiologists already established across the US and available to perform remote review and interpretation of SmartHeart® ECG examinations from any location.

On behalf of the Board of Directors and the management team, we express our gratitude to all employees for their diligent service, to our business partners and shareholders for the confidence they have placed in SHL.

Sincerely,

/s/ Dr. Itamar Offer Dr. Itamar Offer Chairman of the Board	/s/ David Arnon David Arnon CEO

SHL Letter to the shareholders

Information for Investors

Capital structure

As of December 31, 2024 the issued share capital is divided into 16,391,382 registered shares with a par value of NIS 0.01 each (excluding 1,372 ordinary shares of NIS 0.01 par value each held by SHL).

Significant shareholders’

As of December 31, 2024, SHL was aware of the following shareholders with more than 3% of all voting rights in the company:

	Number of Ordinary Shares Held	% Including Treasury shares	% Excluding Treasury shares
Mrs. Cai Mengke and Kun Shen	5,969,413	36.41%	36.42%
More Provident Funds	2,111,576	12.9%	12.9%
Value Base Group	1,406,236	8.38%	8.38%
Sphera Funds Management Ltd	632,456	3.86%	3.86%
Yariv Alroy	801,456	4.89%	4.89%
Danbar Finance Ltd.	791,405	4.83%	4.83%
SHL Treasury shares	1,372	0.01%	-

Listing

All SHL shares are listed on SIX Swiss Exchange.

Ticker symbol:	SHLTN
Currency:	CHF
Listing date:	November 15, 2000

AS of March 30 2025 SHL American Depository Shares (“ADS”) delisted from Nasdaq Capital Market Exchange.

Ticker symbol:	SHLT
Currency:	USD
Listing date:	April 3, 2023
Depository bank:	Bank of New York Mellon

SHL information for investors

The above table of Significant Shareholders  reflects both  actual holdings as of December 31, 2024, after deducting from the total number of shares outstanding 1,372 Ordinary Shares held by SHL, and actual holding as of December 31, 2024  calculated  including  ordinary  shares  held by SHL, all as indicated above, but does not  reflect holding on  a fully diluted basis. All in  accordance  with  notifications  received  by the Company from shareholders and the SAG registrar as of December 31, 2024.

Statistics on SHL Telemedicine as at December 31, 2024

Registered shares with a par value of NIS 0.01 each

Securities number	1128957
Number of shares*	16,391,382
Market price high/low (CHF)	2.20/7.00

Market capitalization high/low (CHF million)	36.1/114.7

Market capitalization 31/12/24 (CHF million)	42.6
Share capital – nominal value (NIS)	163,914
* Excluding 1,372 ordinary shares held by SHL.

Investor relations

SHL Telemedicine Ltd.

David Arnon, CEO. Email:  davida@shahal.co.il
Lior  Haalman, Chief Financial Officer. Email: liorh@shahal.co.il
90Yigal Alon St., Tel Aviv 6789130, Israel
Tel. ++972 3 561 2212 Fax: ++972 3 624 2414

SHL information for investors

Corporate
Governance 2024

Contents

7  |          Introduction

8  |          1. Group Structure and Shareholders

12 |          2. Capital Structure

18 |          3. Board of Directors

31 |          4. Senior Management

32 |          5. Compensation, Shareholdings and Loans

42 |          6. Shareholder Participation

46 |          7. ESG

49 |          8. Auditors

50 |          9. Information Policy

SHL Corporate Governance Report

SHL TeleMedicine Ltd. Corporate Governance Report

Introduction

The corporate governance framework of SHL Telemedicine Ltd. (“SHL” or the “Company”) reflects a system of checks and balances among the powers of the shareholders, the Board of Directors (the “Board” or the “Board of Directors”) and the management with the goal to safeguard the interests of SHL and its shareholders while creating sustainable value. SHL is committed to creating transparent, progressive and sustainable corporate management and strives to continuously improve these checks and balances. Documents related to SHL’s corporate governance can be accessed at the Corporate Governance Section of the SHL website (https://www.shl-telemedicine.com/corporate- governance/).

Changes in the Financial Year 2024

In 2024, SHL Telemedicine went through a major leadership change. A new board of director got elected (for further information, please refer to Section 3 and 4 below) followed by the establishment of a new management team. These new management team will serve as the building block for the company future success.

In Israel, where we maintain two well established operations, SHL IL that is focused on B2C and Mediton, our B2B medical service provider, our focus is to generate growth leveraging our brand, customer base and our long-term relationships with our B2B customers.

We developed our marketing strategy that will be implemented in the next several years.

In SHL Germany, we started a turnaround process aiming to "right-size" the organizational structure, reduce costs in order to balance the operation profitability first and then regenerate growth and capture economy of scale.

In the US we drive our marketing initiatives across both B2B and B2C sectors. We managed to reduce our cost and established new partnerships with a major US player.

Material events after the fiscal year

As of March 1, 2025, Lior Haalman was appointed as the new Chief Financial Officer (CFO).

On March 13, 2025, the company announced its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq® Capital Market (“Nasdaq”) under the symbol “SHLT”, and to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Section 2.1.14 for additional information).

On March 25, 2025, the company announced the acquisition of the remaining 30% stake of Mediton Medical Centers Chain Ltd. ("Mediton") and Medishur Ltd. ("Medishur" and together the "Mediton Group"). As announced by SHL in September 2024, Perluk – Medical Holdings Ltd., Haim Perluk and Orna Perluk, the main holders of the remaining ordinary shares of the Mediton Group ("Seller") provided a Put Option Notice to SHL that they were exercising their right under the Share Purchase Agreement, dated August 25, 2021, among the Company, Mediton and Medishur (the "Mediton SPA"), to require the Company to purchase all of the Sellers’ remaining holdings in Mediton Group. The purchase price is NIS 31.1 million (approximately USD 8.4 million) for the 30% stake. As of the report's publication date, the deal was not closed yet. It will be emphasized that this proceeding does not affect the purchase of the first 70% in Mediton and has no significant impact on SHL.

Swiss Takeover Board Proceeding

In its decision 0672/01, the Swiss Takeover Board (“TOB”) dated January 26, 2018, to declare Mengke Cai, Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Kun Shen as acting in concert and being obliged to publish a tender offer for all SHL shares. In its further decision 0672/04 dated September 1, 2018, the TOB resolved not to grant an extension of the deadline for such tender offer and to suspend said parties’ voting rights as well to prohibit any purchase of additional shares by same the parties until such tender offer would be performed. On May 29, 2019, the TOB, on its own initiative, reduced the minimum price of the mandatory tender offer to CHF 7.70 following a dividend distribution of USD 1.00 by SHL in April 2019. Since then, said parties continued being in breach of their obligation to publish a tender offer for all shares of SHL. It should be noted that as of the date hereof, the voting rights attached to the aforesaid shares are still suspended.

SHL Corporate Governance Report

Board of Directors

As of December 10, 2024, the members of the Board are the following: (a) Dr. Itamar Offer (chairman); (b) Mr. Yehoshua Abramovich (Independent (external) Director); (c) Mr. Ido Nouberger (d) Mr. Nir Rotenberg (e) Ms. Orna Carmi (Independent (external) Director); (f) Prof. Amir Lerman.

Since the Special General Meeting held on December 10, 2024,and as of the date hereof, the members of the audit committee and the compensation committee of SHL (“Audit Committee” and “Compensation Committee”, respectively) are Mr. Yehoshua Abramovich, Ms. Orna Carni and Prof. Amir Lerman (said composition is in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law” or the “Companies Law”) and the regulations promulgated thereunder). for further information, please refer to Section 3.3 below.

In the Annual General Meeting held on May 2024 Prof. Amir Lerman was re-elected as a member of the Board: Resumes of the current Board members can be viewed on the Company’s website https://www.shl-telemedicine.com/team_category/leadership_team/ as well as in Section 3.

Senior Management

On 29 June 2024, SHL announced the appointment of Mr. David Arnon as CEO. Mr. Arnon replaced Mr. Erez Nachtomy as of August 6, 2024,

On February 4, 2025, SHL announced that Mr. Amir Hai will step down from his position as a CFO SHL as of March 1 ,2025 and will be replaced by Mr. Lior Haalman.

Laws and regulations

The principles and rules of SHL on corporate governance are laid down in the Articles of Association of SHL, the Israeli Companies Law and the regulations promulgated thereunder, as well as other Israeli legislation applicable to SHL. As SHL’s securities have been traded on each of the Nasdaq Capital Market and the SIX Swiss Exchange, it is also required to comply with certain reporting requirements of the U.S. Securities and Exchange Commission (the ‘SEC”) and corporate governance requirements of the Nasdaq Capital Market and, following is delisting from the Nasdaq Capital Market, will continue to do so. Due to its listing on the SIX Swiss Exchange, SHL is also subject to certain reporting requirements of the listing rules of the SIX Swiss Exchange.

The information presented here is updated as of December 31, 2024, unless otherwise noted, and was prepared in accordance with the Corporate Governance Directive of the SIX Swiss Exchange.

1.	Group Structure and Shareholders

1.1.	Group Structure

1.1.1.	Operational Group Structure

SHL is a company incorporated in Israel whose Ordinary Shares are publicly traded on the SIX Swiss Exchange under the symbol SHLTN and ADSs are publicly traded on the Nasdaq® Capital Market under the symbol SHLT until March 30 ,2025, (see Section 6.6 for additional information on the Company). During 2024 the Company and its subsidiaries in Israel, Germany, and the U.S. operated in one business segment - telemedicine services.

SHL and its subsidiaries develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL’s personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. Telemedicine services are the provision of telemedicine services and devices to subscribers utilizing telephonic and internet communication technology. SHL’s telemedicine solutions offer centralized remote diagnostic and monitoring services to end-users, making use of computer systems, high-tech devices, and specially designed medical data protocols. SHL’s platforms offer solutions to subscribing patients, health insurance companies, hospitals, clinics, physicians and other health care providers. SHL Telemedizin GmbH, an indirectly wholly owned subsidiary of the Company, together with its subsidiaries Almeda GmbH, Gesellschaft für Patientenhilfe DGP mbH, and Jumedi GmbH (together “SHL Germany”), operate in the German market and provide telemedicine services to patients in Germany, mainly through German health insurers. SHL Germany is run as a stand- alone business and enjoys a high degree of autonomy, with its own management, whereby corporate headquarters at SHL provides certain central functions (such as business development and accounting), as well as oversight and control on an ongoing basis (see below).

SHL Corporate Governance Report

SHL and its Israeli subsidiaries Shahal Haifa- Medical Services Ltd. (“SHL Haifa") Shahal Rashlatz-Rehovot Medical Services Ltd. ("SHL Rashlatz") (and its subsidiaries - Mediton, Mediton Adam Ltd. ("Mediton Adam") and Medishur) (together "SHL Israel"), operate in the Israeli market.

 SHL Haifa and SHL Rashlatz provide telemedicine services mainly to private subscribers. Mediton provides private medical services, medical and solutions advice as well as project management in various fields of medicine, including periodic surveys, medical examinations for organizations, occupational examinations and operation of specialist clinics. Medishur performs, through subcontractors, medical examinations for insurance companies. Mediton Adam is a subsidiary of Mediton.

SHL Israel is running as a stand-alone business under the Company’s management, with corporate headquarters providing certain central functions (such as business development and accounting), as well as oversight and control on an ongoing basis. SHL Telemedicine USA, Inc., a second-tier subsidiary (granddaughter company) of SHL, operates in the US market (“SHL USA”) and sells telemedicine devices and services to healthcare professionals. SHL USA is active mainly in business development and sales and marketing activities together with corporate management. Research and development activities are conducted by SHL Telemedicine International Ltd. (“SHL INT”). Production of devices is outsourced by SHL INT to third party manufacturers with telemedicine devices being sold by SHL INT to SHL Germany, SHL Israel and SHL USA. In addition, SHL INT provides software development and maintenance services to all group entities. Corporate management is located at SHL and SHL INT and is active in performing its corporate duties, i.e. group management, business development, finance and oversight and control on an ongoing basis of its different territories (SHL Germany, SHL Israel, SHL USA, and SHL INT).

1.1.2.	Description of the material group companies belonging to the SHL group:

The listed Company

As of December 31, 2024, SHL’s authorized share capital is 250,000 New Israeli Shekel (“NIS”) divided into 25,000,000 ordinary shares of NIS 0.01 par value each, of which 16,392,754 shares were issued (1,372 shares held in treasury). The shares of SHL are traded on the main board of the SIX Swiss Exchange, security no. 1128957, ISIN IL0010855885. As of December 31, 2024, SHL’s market capitalization was CHF 42.6 million. In addition, the ADSs of SHL have been traded on the Nasdaq Capital Market (symbol “SHLT”). On the ADRs see Section 6.6 below.

SHL’s registered office is located at 90 Yigal Alon Street (Ashdar Building), Tel-Aviv, Israel. None of the issued and outstanding share capital of SHL is held by SHL’s subsidiaries.

Non-Listed Companies Belonging to the SHL Group:

Name	Domicile	Share Capital and % of holding (directly or indirectly through wholly owned subsidiaries)
Shahal Haifa -	Tel-Aviv,	Authorized Share Capital: NIS 13,000, divided into 13,000 ordinary shares par value NIS 1.00 each
Medical Services Ltd	Israel	Issued Share Capital: 200 ordinary shares
100% (held by SHL)
Shahal Rashlatz-Rehovot	Tel-Aviv,	Authorized Share Capital: NIS 16,600 divided into 16,600 ordinary shares par value NIS 1.00 each
Medical Services Ltd.	Israel	Issued Share Capital: 100 ordinary shares
100% (held by SHL)
SHL Telemedicine	Tel-Aviv,	Authorized Share Capital: NIS 101,000 divided into 101,000 ordinary shares par value NIS 1.00 each
International Ltd.	Israe	Issued Share Capital: 10,000 ordinary shares
(“SHL INT”)		100% (held by SHL)
Mediton Medical	Tel-Aviv,	Authorized Share Capital: NIS 22,900 divided into 22,900 ordinary shares par value NIS 1.00 each
Centers Chain Ltd	Israel	Issued Share Capital: 100 ordinary shares
(“Mediton”)		70% (held by Shahal Rashlatz-Rehovot Medical Services Ltd.)
Medishur Ltd.	Tel-Aviv,	Authorized Share Capital: NIS 2,640 divided into 2,600 ordinary shares par value NIS 1.00 each
(“Medishur”)	Israel	and 40 Management shares par value NIS 1.00 each
Issued Share Capital: 100 ordinary shares
70% (held by Shahal Rashlatz-Rehovot Medical Services Ltd.)
Mediton - Adam Ltd.	Israel	Authorized Share Capital: NIS 200 divided into 100 management shares par value NIS 2.00 each, and
NIS 22,800 divided into 22,800 ordinary shares par value NIS 1.00 each
Issued Share Capital: 100 ordinary shares, 4 management shares 70% (100% held by Mediton Medical Centers Chain Ltd.)
SHL Telemedicine B.V.	Amsterdam,	Authorized Share Capital: EUR 75,000 divided into 300,000 ordinary shares par value EUR 0.25 each (“SHL BV”)
	Netherlands	Issued Share Capital: 74,043 ordinary shares.
100% (held by SHL INT)
Personal Healthcare	Amsterdam,	Authorized Share Capital: EUR 4,000,000 divided into 400,000 ordinary shares par value EUR 10.00 each
Telemedicine Service	Netherlands	Issued Share Capital: 811,500 ordinary shares
Europe B.V. (“PHTS”)		100% (held by SHL BV)
SHL Telemedizin GmbH	Munich,	Authorized Share Capital: EUR 300,000 divided into 2 ordinary shares par value EUR 25,000 and EUR 275,000
	Germany	Issued Share Capital: 2 ordinary shares
100% (held by PHTS)
Almeda	Munich,	Authorized Share Capital: EUR 25,000
GmbH	Germany	Issued Share Capital: 25,000 shares with par value EUR1.00
100% (held by SHL Telemedizin GmbH)
Gesellschaft für	Munich,	Authorized Share Capital: EUR 25,000 divided into 2 ordinary shares par value EUR 24,750 and EUR 250
Patientenhilfe	Germany	Issued Share Capital: 2 ordinary shares
DGP mbH		100% (held by SHL Telemedizin GmbH)
Jumedi	Munich,	Authorized Share Capital: EUR 25,000
GmbH	Germany	Issued Share Capital: 4 shares with par value EUR 6.250 each
100% (held by SHL Telemedizin GmbH)
SHL Telemedicine	Delaware,	Authorized Share Capital: USD 1.00 divided into 100 ordinary shares par value USD 0.01 each
USA inc.	USA	Issued Share Capital: 100 ordinary shares
100% (held by SHL INT)

There are no companies belonging to the consolidated entities of SHL whose equity securities are listed on a stock exchange.

SHL Corporate Governance Report

Graphic Overview of Group Companies:

SHL Corporate Governance Report

1.2.	Significant Shareholders

As of December 31, 2024, SHL was aware of the following shareholders with more than 3% of all voting rights in the Company1:

	2024	2024	2023	2024	2024	2024
	Number of	%	%	Number	Total	%
	ordinary	excluding	excluding	of	purchase	excluding
	shares held	treasury shares	treasury shares	options	position	treasury shares

Mrs. Mengke Cai and Kun Shen2	5,969,413	36.42%	36.42%	-	5,969,413	36.42%
More Provident Funds and Pension Ltd3	2,111,576	12.9%	11.06%	-	2,111,576	12.9%
Value Base Group4	1,406,236	8.58%	8.35%	-	1,406,236	8.58%
Sphera Funds Management Ltd., Tel Aviv, Israel	632,456	3.86%	5.00%	-	632,456	3.86%
Yariv Alroy, Herzeliya, Israel5	801,456	4.89%	4.89%	250,000	801,456	4.89%
				(No shares as of December 31, 2024 based on the net exercise method)
Danbar Finance Ltd., Tel Aviv, Israel	791,405	4.83%	4.64%		791,405	4.83%
SHL Treasury shares	1,372				1,372

1.
Calculated on the basis of the then issued and outstanding 16,392,754 shares as of December 31, 2024 The information in these tables is essentially based on the notifications made by the shareholders to the Disclosure Office pursuant to art. 120 of the Swiss Financial Market Infrastructure Act of 19 June 2015, which are published on the website of SIX Swiss Exchange at: https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/ TAI8300022.

2.
The respective shares are directly held by GF Fund Management Co. Ltd., 32/F South Tower Poly International Plaza No. 1, East Pazhou, Guangzhou, China the ultimate beneficial owner of which are Cai Mengke, Zhuhai, China and Kun Shen, Hong Kong, China who form an acquisition group. It should be noted that the voting rights attached to these shares are suspended pursuant to the TOB decision (for further information, please refer to the paragraph titled “Swiss Takeover Board Proceeding” above).

3.
More Provident Funds and Pension Ltd, Ramat Gan, Israel, is held by the following group of shareholders: Eli Levy, Tel Aviv, Israel; Yosef Levy, Bat Yam, Israel; Benjamin Meirov, Herzeliya, Israel; Yosef Meirov, Herzeliya, Israel; Michael Meirov, Herzeliya, Israel; Dotan Meirov, Herzeliya, Israel.

4.
Shareholder group consisting of the following beneficial owners (in the sense of the FMIA): Ido Nouberger, Tel Aviv, Israel and Victor Shamrich, Tel Aviv, Israel. The shares of the group are directly held by Value Base Ltd., Tel Aviv, Israel and Harmony Base LP, Tel Aviv, Israel.

5.
Yariv Alroy holds shares of SHL Telemedicine Ltd. directly as well indirectly through Nehama & Yoram Alroy Investment Ltd., Y. Alroy Family Ltd. and Southland Holdings Ltd., all controlled by Yariv Alroy.

The total sale position of the Company as of December 31, 2024, consisted in 1,402,963 options at an average exercise price of CHF 10.81. According to the net exercise method, the options did not correspond to any number of shares as the share price was below the market price.

The above table does not reflect holdings on a fully diluted basis.

All shareholdings that have been reported to SHL and the Disclosure Office of the SIX Swiss Exchange as per Art. 120 of the Swiss Financial Market Infrastructure Act of 19 June 2015 (FMIA) and published on SIX Swiss  Exchange  AG’s  electronic publication platform can be viewed at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html?issuedBy=SHL&dateFrom=20220223#/. SHL is not aware of any other agreements or arrangements among its shareholders.

SHL Corporate Governance Report

1.3.	Cross-Shareholdings

To the Company’s best knowledge, there are no cross-shareholdings exceeding 5% of the share capital and voting rights by any of the Significant Shareholders and SHL.

2.	Capital Structure

2.1.	Capital on the Disclosure Deadline

Authorized share capital as of December 31, 2024

Number of Ordinary Shares	25,000,000
Par value	NIS 0.01 each

Share capital	NIS 250,000

Issued and outstanding share capital as of December 31, 2023
Number of Ordinary Shares *	16,391,382

Par value	NIS 0.01 each

Share capital	NIS 163,913.82

* Excluding 1,372 Ordinary Shares held by SHL. For additional information regarding the implications of the purchase by a company of its own shares, see Section 2.4.1 “The ADSs and the Ordinary Shares in General”.

2.2.	Authorized Capital, Issued Capital and Options

General

Under Israeli law, a company’s authorized share capital represents the maximum number of shares which is authorized for issuance by the company. As of the date hereof, SHL’s authorized share capital is comprised of NIS 250,000 divided into 25,000,000 ordinary shares of NIS 0.01 par value each (the “Ordinary Shares”). The issued and outstanding share capital of SHL, as of December 31, 2024, was NIS 163,913.82, divided into 16,391,382 fully paid issued ordinary shares (excluding 1,372 Ordinary Shares held by SHL).

Any increase in the authorized share capital is valid as of the date of the approval thereof by the shareholders (with respect to special majority requirements, please refer to Section 6.2 below). Authorized share capital, or any increase thereof is not limited in time. However, the shareholders may, at the General Meeting, cancel authorized but not yet issued share capital, provided that the Company did not undertake to issue shares out of such authorized but unissued share capital. Pursuant to SHL’s Articles of Association, the unissued shares are under the sole control of the Board of Directors of SHL who has the authority to allot or otherwise dispose of them on such terms and conditions as it may see fit. Generally, any such issuance of shares is valid as of the date of the approval thereof by the Board of Directors.

Under the 202 Share Incentive Plan (as such term is hereinafter defined) the maximum number of options in SHL’s pool is up to 4,077,346 Ordinary Shares (subject to adjustments as set forth in the 2021 Share Incentive Plan) reserved for issuance upon exercise of options that may be granted. As of the date hereof, the pool is 4,077,346, out of which 1,677,309 options are available for grant. For additional information with respect to the share incentive plan adopted by SHL and the grant of options to purchase Ordinary Shares, see the following Section “2021 Share Incentive Plan”. The same provisions apply to RSUs (as defined below) granted by SHL under the 2021 Share Incentive Plan, mutatis mutandis.

In the framework of the Private Placement (as hereinafter defined), SHL undertook to grant 800,000 First Closing Options and 1,144,444 Second Closing Options to be exercised within 24 months of the First Capital Increase (i.e. by 20 January 2023) or the Second Capital Increase (i.e. by 16 February 2023), respectively. As of December 31, 2023, 1,914,478 options were exercised, and 29,967 options were forfeited. (as such terms are defined in the following Section 2.3 “Changes in Capital Structure within the Last Three Financial Years”).

SHL Corporate Governance Report

2021 Share Incentive Plan

Key employees have been granted share options under the SHL’s 2021 Executive and Key Employee Israeli Share Incentive Plan (the “2021 Share Incentive Plan”). The plan is in effect until terminated by the Board. Pursuant to the 2021 Share Incentive Plan, equity compensation, such as options or restricted share units (rights to receive shares of the Company under certain terms and conditions, for a consideration of no more than the underlying shares’ nominal value) (“RSUs”), may be granted to executives, directors (whether executive or non-executive) and key employees of the Company or its subsidiaries, whereby the Board of Directors has full discretion to determine the specific grantees from time to time. The maximum number of Ordinary Shares which may be issued under the 2021 Share Incentive Plan and under any other existing or future share incentive plans of the Company is 4,077,346, subject to adjustments as provided in the 2021 Share Incentive Plan.

On December 31, 2024, the number of options actually available for issuing under the 2021 Share Incentive Plan was 1,722,778 (as of the date hereof the number of options actually available for issuing is 1,677,309). No RSUs have been granted so far. Pursuant to the 2021 Share Incentive Plan, the exercise price of options shall be the closing price for an Ordinary Share on the last trading day prior to the grant, unless determined otherwise by the Company’s Board of Directors in its discretion. However, with respect to all option grants since May 2010, the Board of Directors determined in each case that the exercise price for such option grants shall be the average share price in the thirty (30) trading days preceding the date of grant. The foregoing has also been stipulated as the exercise price applicable to any grants of share-based compensation to the Company’s officers pursuant to the 2024 Company’s Officer Compensation Policy which brought to the shareholders’ approval on the SGM held on May 9, 2024 (the “2024 Compensation Policy” or the “Compensation Policy”, see Section 5.1 “Content and Method of Determining the Compensation and of the Shareholding Programs – Compensation Policy”). All options issued under the 2021 Share Incentive Plan are exercised by way of the net exercise method. Options granted under the 2021 Share Incentive Plan shall vest, unless determined otherwise by the Board, one-third (1/3) on each of the first, second and third anniversary of the date of grant, so that all options shall be fully vested and exercisable on the first business day following the lapse of thirty six (36) months from the date of grant, contingent upon the achievement of certain market and performance conditions which, unless determined otherwise by the Board, shall be based on the rate of the increase in the market price of the shares and of the Company’s earnings per share. The Board may in its discretion reduce the relevant performance targets to zero/. The options shall expire six (6) years from the date of grant (unless expired earlier under the terms of the 2021 Share Incentive Plan or the relevant award agreement). With respect to option grants to Company’s officers, the Company’s 2024 Compensation Policy provides a certain minimum vesting period, as follows: (i) first cliff after one (1) year from the date of grant; and (ii), full vesting shall occur no earlier than 36 months from the date of such grant. For further information on share options in the context of director and management compensation see Section 5.2 below.

Information with respect to the issued and outstanding SHL share options under the 2021 Incentive Plan is as follows:

	Weighted average exercise price		Weighted average exercise price

	2024	in CHF	2023	in CHF
As of January 1,	1,220,241	12.27	1,001,430	11.85
Granted during the year	500,000	6.26	423,500	13.03
Forfeited during the year	(317,278)	9.26	(165,881)	12.89
Exercised during the year	-	-	(38,808)	7.04
Outstanding at the
end of the year	1,402,963	10.81	1,220,241	12.27
Fair value* at end of year	4,528,790		5,294,967
Vested on December 31	738,664	13.46	720,758	11.02

* The fair value was estimated by an external expert, based on a binomial model.

SHL Corporate Governance Report

It should be noted that, Mr. Alroy was allotted 250,000 options to purchase ordinary shares of the Company at an exercise price of CHF 10.73 per share were expired six (6) months from the date of the cessation of his engagement.

2.3.	Changes in Capital Structure within the Last Three Financial Years

As of December 31, 2022, 2023 and 2024, SHL’s issued share capital (excluding the ordinary shares held by SHL) was comprised of 14,682,272, 16,391,382 and 16,391,382 Ordinary Shares (which includes Ordinary Shares underlying the ADSs outstanding as of such date), respectively. The foregoing changes in the Company’s share capital result from the exercise of share options and issuance of Ordinary Shares in the framework of the Private Placement (as defined below).

As of December 31, 2024, the authorized share capital amounted to NIS 250,000.00 divided into 25,000,000 Ordinary Shares of NIS 0.01 par value. On January 21, 2021, the Company issued 1,300,000 new Ordinary Shares (the “First Capital Increase”) and on February 17, 2021, additional 2,288,889 new Ordinary Shares (the “Second Capital Increase”), each for CHF 9.00, from the authorized capital, resulting in 14,467,380 Ordinary Shares issued as of the date of the Second Capital Increase.

The shares from the First Capital Increase and the Second Capital Increase were privately placed with individual, mostly institutional Israeli investors (the “Private Placement”), along with 800,000 options at the closing of the First Capital Increase (the “First Closing Options”) and 1,144,444 options at the closing of the Second Capital Increase (the “Second Closing Options”), each to purchase one further new ordinary share to be issued from the authorized capital at the exercise price of CHF 11.00 within 24 months as from the First Capital Increase (i.e. by 20 January 2023) or Second Capital Increase (i.e. by 16 February 2023), respectively. By 16 February 2023, all options granted in the course of the two capital increases have been exercised or have expired, respectively: In total, 1,914,478 of these options have been exercised and an equal number of new shares have been issued, raising the total number of ordinary shares to 16,387,552. Of the 1,944,444 options granted, 29,966 Options expire.

2.4.	The Company's Securities

2.4.1.	The ADSs and the Ordinary Shares in General

All issued ADSs and Ordinary Shares (together, the "Securities") are registered Securities ranking pari passu in all respects. The Securities do not have preemptive rights. The ownership or voting of Securities by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by the Articles of Association of SHL or the laws of the State of Israel. Each ADS represents one (1) Ordinary Share, and all such Ordinary Shares are held by The Bank of New York Mellon, the Depositary for the ADSs. The Ordinary Shares are in book entry form only. No share certificates are issued. All issued Ordinary Shares are booked into the Clearing System of SIX SIS Ltd. Since January 1st, 2017, Computershare Schweiz AG (“Computershare”) is handling the share register. To exercise their voting rights, holders of Ordinary Shares must be registered with Computershare (see Section 6.5 below). All of the issued and outstanding Ordinary Shares have been fully paid up.

On March 11 ,2025, SHL announced its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq, terminate its ADR program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended (“the Exchange Act”). The delisting and termination of its ADR program and Exchange Act registration and reporting will not affect the Company’s listing on the SIX Swiss Exchange, where its ordinary shares will continue to trade.

SHL reported to the Securities and Exchange Commission (“SEC”) on March 21, 2025, and the delisting has taken affect March 31, 2025. the last trading day for the ADRs on the Nasdaq was March 28, 2025.

The Company remains current with its reporting requirements under the Exchange Act, and information regarding the Company, including financial reports and press releases, will continue to be available in English on its website at www.shl-telemedicine.com.

SHL Corporate Governance Report

In connection with the delisting and deregistration, the Company also has terminated its ADR program by instructing The Bank of New York Mellon, the depositary for the American Depositary Shares (“ADSs”), to issue a notice of the termination to the holders of ADSs at least ninety (90) days prior to the termination date, which is expected to be on or about June 16, 2025 (the “Termination Date”).

Holders of ADSs may cancel their ADSs and receive the ordinary shares underlying their ADS, which will continue to trade on the SIX Swiss Exchange. The Company has agreed to pay the depositary’s $0.05 cancellation fee per ADS pursuant to the deposit agreement for holders of ADSs who voluntarily cancel their ADSs prior to the Termination Date.

In order to cancel their ADSs, ADS holders must tender their ADSs to the depositary for cancellation, together with proper cancellation instructions and documentation and the payment of any applicable charges and taxes set forth in the deposit agreement for the ADRs, and the depositary will instruct its custodian, UBS Switzerland AG, to deliver the underlying ordinary shares as directed in the cancellation instructions.  ADS holders wishing to cancel their ADSs in exchange for the underlying shares whose ADSs are held through a bank, broker or other nominee should contact their bank, broker or other nominee and instruct it to initiate the cancellation process with the depositary.

ADS holders may also contact the depositary by e-mail at drinstructions@bnymellon.com or drsettlements@bnymellon.com for additional information on how to cancel their ADSs.

The depositary has advised the Company that it intends to sell the ordinary shares underlying any ADSs that have not been voluntarily cancelled by the applicable holders and remain held under the deposit agreement after the Termination Date.  Thereafter, the depositary will hold uninvested the net proceeds of any such sales (after deducting the depositary’s $0.05 cancellation fee per ADS, together with any other applicable expenses, taxes or governmental charges as provided in the deposit agreement for the ADSs), unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that did not voluntarily cancel their ADSs prior to being sold by the depositary, with such ADS holders becoming general creditors of the depositary with respect to such net proceeds.

The Board of Directors of the Company decided to delist the ADRs from Nasdaq and terminate the Company’s Exchange Act registration and reporting obligations with the SEC given the current global economic climate and the business imperative for SHL to reduce its cost base. While the Company continues to grow its U.S. business, the Company believes that the SIX Swiss Exchange provides sufficient liquidity for SHL’s investors. The Company will continue to publish its annual report, interim results and communications on its website at www.shl-telemedicine.com.

Liquidation and Dividend Rights

In the event of SHL’s liquidation, after satisfaction of liabilities to creditors, SHL’s liquidation proceeds will be distributed to the holders of the Securities in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Israeli Companies Law, dividends may be paid out of profits and other surpluses, as calculated under the Israeli Companies Law, or as accrued over a period of two years, whichever is higher, each based on the most recent financial statements of the Company (provided that the date with respect to which such financial statements were prepared does not pre-date the distribution by more than six (6) months); provided, however, that there is no reasonable concern that the payment of such dividend will prevent the Company from satisfying its existing and foreseeable obligations as they become due. Any dividends will be subject to Israeli withholding tax. SHL’s Articles of Association provide that the Board of Directors may from time to time declare and cause SHL to pay such dividend as may appear to the Board of Directors to be justified by the profits of SHL. The shareholders entitled to receive dividends are the shareholders on the date upon which it was resolved to distribute the dividends or at such later date as shall be provided in the resolution in question.

SHL Corporate Governance Report

Voting Rights

Holders of Securities have one vote for each Ordinary Share held (or underlying an ADS) on all matters submitted to a vote of shareholders. For additional information regarding voting rights of the holders of our Securities, see Section 6.1 “Voting Rights Restrictions and Representations” below. See also information regarding the suspension of voting rights of the shares held by Himalaya (Cayman Island) TMT Fund, Himalaya Asset Management Ltd., Xiang Xu, Kun Shen, and Mengke Cai in the Section “Changes in the Financial Year 2024” - “Swiss Takeover Board Proceeding” above.

In case a company purchases its own shares, under the Israeli Companies Law, such shares become dormant and do not confer voting or any other rights so long as such shares are held by the company. As of December 31, 2024, the Company held 1,372 of its own Ordinary Shares. There are no preferential voting rights attached to any of the Securities of SHL.

2.4.2.          Duties of Shareholders

Under the Israeli Companies Law, each shareholder has a duty to act in good faith and customary way toward the Company and other shareholders and to refrain from abusing his or her powers in the Company, such as in shareholder votes, and from discriminating other shareholders. Furthermore, specified shareholders have a duty of fairness towards the Company. These shareholders include any controlling shareholders, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders’ vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Israeli Companies Law does not define the substance of this duty of fairness. The aforesaid duties of shareholders also apply to persons registered with the share register of the Company to the extent such persons exercise the rights attached to the Ordinary Shares.

In addition, under the Israeli Companies Law, the disclosure requirements that apply to an office holder in a public company with respect to a personal interest such office holder may have with respect to an existing or proposed transaction of the company also apply to a controlling shareholder of a public company. For such purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns twenty- five (25) percent or more of the voting rights if no other shareholder owns more than fifty (50) percent of the voting rights, and whereby a person holding more than half of the means of control of a company (including the right to appoint a majority of the directors or the right to appoint a company’s general manager) is presumed to control such company. Further, any shareholder participating in a vote on an extraordinary transaction (including a private placement which is an extraordinary transaction) with a controlling shareholder or an extraordinary transaction with another person in which a controlling shareholder has a personal interest, or the engagement of a controlling shareholder or its relative as an office holder or employee (including the terms and  conditions  of  the  directors  and  office  holders insurance and indemnification), must notify the Company prior to the relevant vote whether or not it has a personal interest in the relevant transaction – if no such notification is made, such shareholder is not entitled to vote and any vote of such shareholder is not counted (for approval requirements in connection with controlling shareholder transactions, please refer to Section 6.2 on “Statutory Quorums” below). The same notification requirement applies to (a) shareholders that have a personal interest in the appointment of an Independent (External) Director (for election of Independent (External) Directors, please see Section 3.1 below); (b) shareholders that have a personal interest in a full or a special purchase offer (for further information, please see Section 8.1 below), and (c) any shareholder that has a personal interest in the approval of the Compensation Policy of the Company (for further details regarding the Compensation Policy, please see Section 5.1 below). Further, an “interested party” in a private placement (i.e. a holder of more than five (5) percent of the shares of a company or one who may become such holder as a result of the private placement) must promptly disclose any personal interest that he or she may have and any material information known to him or her in connection with such private placement. Pursuant to the U.S. securities laws and Swiss Financial Market Infrastructure Act of 19 June 2015 (“FMIA”), any shareholder of the Company or group of shareholders acting in concert is required to disclose his/her/its holding if it reaches, exceeds or falls below certain thresholds, subject to limited exceptions. This also applies to ADRs (for ADRs please refer to Section 6.6 below).

SHL Corporate Governance Report

The relevant thresholds triggering notification are (for U.S. securities laws purposes) 5% and any “material” increase or decrease thereof, and (for FMIA purposes) 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% of the voting rights of the Company. Persons acting in concert must disclose their shareholdings on a consolidated basis and the holdings of all such a group’s members are aggregated in order to calculate compliance with relevant thresholds. The direct holder as well as any indirect holder (“beneficial owner”, person being able to determine the exercise of the voting rights, whether exercisable or not) must be reported. Additionally, any third party who is not owning the shares but has been mandated to vote the shares in its sole discretion must be disclosed. The relevant shareholdings must be notified (i), in the case of U.S. securities laws, by filing a notification with the SEC (which will then be publicly available on the SEC’s website at www.sec.gov and SHL’s website at www. shl-telemedicine/sec-filing), and (ii), in the case of the FMIA, to the Company and Disclosure Office of the Six Swiss Exchange within four (4) trading days from agreeing on the relevant transaction. In respect of notifications to the FMIA the Company shall then publish the information received within two (2) trading days from receipt of the notification. With respect to disclosure duties of shareholders submitting shareholder statements to the Company, please refer to Section 6.3 below.

The Special General Meeting which was convened on February 21, 2019, approved an amendment to the articles of association of the Company, pursuant to which each shareholder holding 5% or more of the Company’s shares or voting rights and each member of the Board of the Company is obliged to provide the Company with an address in Israel for the receiving of documents (including judicial documents) (the “Address”). As long as such Address has not been provided, the Company’s registered office will be considered as such shareholder’s and/or director’s Address for the receiving of documents (including judicial documents). On the American Depositary Receipts (“ADRs”) see Section 6.6 below.

2.5.	Dividend-right Certificates

No dividend-right certificates were issued by SHL as of the disclosure deadline.

2.6.	Limitations on Transferability

Fully paid Securities may be transferred freely. Currently, there are no statutory restrictions limiting the transferability of the Securities. The ownership or voting of Securities by non- residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by the Articles of Association of SHL or the laws of the State of Israel.

Voting rights and the purchase of new shares may be suspended under Swiss law as a sanction for breaches of disclosure obligations and the obligation to publish a tender offer for all shares (see Section “Swiss Takeover Board Proceeding” above).

2.7.	Convertible Bonds and Options

No Convertible Bonds have been issued by SHL. Information on Options may be found in the Section 2.2 “Authorized Capital, Issued Capital and Options”.

SHL Corporate Governance Report

3.	Board of Directors

The primary duties of the Board are defined in the Israeli Companies Law and in the Articles of Association of SHL. For a description of powers and duties of the Board of Directors, please refer to Section 3.3 of this report.

3.1.	Members of the Board of Directors

The Articles of Association provide for a Board consisting of up to nine (9) members and not less than three (3) members until otherwise determined by simple resolution of the shareholders of SHL. As of December 31, 2024, and hereof, the Board consists of six (6) members, of whom two (2) members are Independent (external) Directors (Mr. Abramovich and Ms. Carni). for further information on Independent Directors, please refer to the following Section of this report.

Independent (External) Directors

Israeli companies that have offered securities to the public in or outside of Israel are required to appoint two (2) Independent (external) Directors under the provisions of the Israeli Companies Law. Each committee of a company’s board of directors authorized to exercise the powers of the board of directors is required to include at least one Independent Director, and pursuant to the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee and a compensation committee which must be comprised of at least three (3) directors, including all of the Independent (external) Directors. For the tasks of the audit committee and the compensation committee, respectively, and further requirements regarding the composition of the audit committee and the compensation committee, please refer to Section 3.3 below. As a general rule, Independent (external) Directors shall be Israeli residents, however, in a company whose shares are traded abroad (such as SHL), Independent (external) Directors may also be foreign residents. In the year under review, there were no Independent Directors who are foreign residents.

Pursuant to the Israeli Companies Law, to qualify for an appointment as an Independent (external) Director, the relevant candidate must possess either financial and accounting expertise or professional skills (as such terms are defined in rules promulgated under said law), provided that at least one (1) of the Independent Directors appointed possesses financial and accounting expertise. Further, all of the following persons are prevented from serving as Independent Directors: (a) any individual that is a relative of a controlling shareholder (as such terms are defined under the Israeli Companies Law); (b) any individual who has (or any of whose relatives, partners, employer, entities controlled by him, or someone that such individual is directly or indirectly subordinated to has) at the time of appointment or at any time during the two (2) years prior to such individual’s appointment as an Independent Director, any “connection” (including, in general, employment, business and/or professional relationships, control and/ or service as an office holder) with (i) the Company, (ii) its controlling shareholder(s) at the time of appointment, (iii) a relative of a controlling shareholder at the time of appointment, (iv) any entity whose controlling shareholder(s), at the time of appointment or during the two (2) years prior to the relevant Independent Director appointment is the Company  or  its  controlling  shareholder,  or (v) the Chairman of the board, the general manager, a holder of 5% or more of the issued and outstanding share capital or voting rights in the company or the most senior financial executive in the company, at the time of appointment, and only if there is no controlling shareholder in the relevant company or a holder of at least twenty five percent (25%) of the voting rights in the company; (c) any individual whose position or other activities create or may create a conflict of interest with his or her role as an Independent Director or may adversely affect such role, or which may compromise such individual’s ability to serve as an Independent Director; (d) an employee of the Israeli securities authority or an Israeli stock exchange; (e) a director of another company, if a director of such other company serves as an Independent Director in the first company; (f) without derogating from the restrictions set forth under (b) above, any individual who has (or whose relative, partner, employer or person to whom he/she is directly or indirectly subordinated to, or a company in which he/she is a controlling shareholder has) business or professional relationships with any person with respect to which an affiliation is prohibited under (b) above, even if such relationship is not an ongoing, constant relationship, and excluding relationships that are negligible; or (g) any person which in his/ her service as an Independent Director received any compensation for his/her service beyond that authorized in accordance with applicable regulations promulgated under the Israeli Companies Law.

SHL Corporate Governance Report

In addition, for a period of two (2) years following termination of the service of an Independent Director, the company in which such Independent Director served, as well as its controlling shareholder and/or any entity under such controlling shareholder’s control may not directly or indirectly provide any benefit to such Independent Director (as well as his/ her spouse and children), including, without limitation, appointment as an officer holder, engagement as an employee or provider of professional services against consideration, whether directly or indirectly and whether individually or through an entity controlled by such Independent Director, all with respect to the company and any entity under control of the controlling shareholder of the company. The foregoing limitations also apply to relatives (as defined under the Israeli Companies Law) of the Independent Director who are not his/ her spouse or child, but then for a period of one (1) year from termination of service.

The Independent Directors generally must be elected by a majority vote of the shareholders, provided that (a) such majority includes a majority of shares held by shareholders who are not a controlling shareholder or who do not have a personal interest in the appointment (except a personal interest which is not the result of a relationship with the controlling shareholder) and who are voting thereon, whereby abstaining votes will not be taken into account, or (b) the percentage of the voting rights held by shareholders as described under and which object to the appointment is not more than two (2) percent of the voting rights of the company (the Minister of Justice may determine a different percentage; no such determination has been made to date).

The term of an Independent Director is three (3) years and may be extended by two (2) additional terms of three (3) years each.

Independent Directors may be re-elected to any of the two additional terms beyond their initial three (3) year term as aforesaid only subject to fulfillment of either of the following conditions:

(a) one or more shareholders holding one percent (1%) or more of the voting rights of the company proposed such additional service period, and the appointment is approved by the general meeting with a majority of votes subject to the following: (i) the votes of controlling shareholders or anyone who has a personal interest in the appointment (excluding a personal interest which is not the result of a relationship with the controlling shareholder) and abstaining votes are not counted; (ii) the number of votes supporting the appointment (from among those shareholders which are not controlling shareholders or have a personal interest as aforesaid) amounts to more than two percent (2%) of the overall voting rights in the company (the Minister of Justice may determine a different percentage; no such determination has been made to date); and (iii) such Independent (external) Director may not be (A) at the time of appointment a Related or Competing Shareholder (as defined hereafter) or a relative thereof; or (B) a person with “connections” (as defined above) to a Related or Competing Shareholder at the time of appointment and the two (2) years prior thereto. “Related or Competing Shareholder” is defined under the Israeli Companies Law as (x) the shareholder proposing such appointment; or (y) a holder of shares or voting rights in the company of at least five percent (5%); and with respect to either of the foregoing, to the extent that at the time of appointment of the Independent Director such shareholder, a controlling shareholder thereof or a company under the control of the foregoing has business connections with the company, or that it, a controlling shareholder thereof or a company under the control of the foregoing is a competitor of the company; or the Board proposed the additional service term of such Independent Director and such appointment is approved in the same way as the appointment for the initial term is approved (see above); or the Independent (external) Director himself/ herself proposed his/her re-election, and the appointment is approved in accordance with the conditions described under (a) above.

SHL Corporate Governance Report

Independent (“Non-Dependent”) Directors

Pursuant to the Israeli Companies Law, a public company may also designate certain directors as independent (non-dependent) directors. Pursuant to the relevant provisions of the law, independent (non-dependent) directors are either (i) Independent (external) Directors as set forth above, or (ii) such persons who fulfill all of the requirements applicable to Independent (external) Directors, as confirmed by the Audit Committee, except special financial or professional qualifications, and who have not served as a director of the Company for more than nine (9) continuous years (whereby any interruption of less than two (2) years does not suffice to constitute a disruption of such continuance). Unlike Independent (external) Directors, independent (non- dependent) directors are not elected for three-year terms but may be re-elected each year. No special majority requirements apply with respect to their election.

As set forth below, a majority of the members of the Company’s Audit Committee are required to be independent (non-dependent) directors (i.e. including the Independent (external) Directors). The Company has currently no directors (other than the Independent (external) Directors as such) that have been designated by the Audit Committee as independent (non-dependent) directors.

Nasdaq Independent Directors

Each of the Company’s two external directors, Mr. Yehoshua (Shuky) Abramovich and Ms. Orna Carni (and until December 10, 2024, Ms. Dvorah Kimhi), as well as Prof. Amir Lerman, is considered “independent” under Nasdaq and SEC independence standards. In addition, all members of our Audit Committee are required to satisfy special independence requirements for members of audit committees under Nasdaq regulations and U.S. securities laws.

Although SHL’s ADSs are listed on Nasdaq, the company permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance standards. For instance, under the Israeli Companies Law we are not required to maintain a compensation committee comprised of independent directors, and the charters of the board committees do not necessarily contain all of the Nasdaq charter requirements for such committees of U.S. domestic companies.

Executive and Non-Executive Members of the Board

As of February 8, 2024, there was no executive director on the Board of the Company (defined as a Board member who acts as a member of the Executive Management) after Mr. Erez Nachtomy, who also served as the Company’s CEO, withdrew his nomination for re-election as member of the Board of Directors of the Company, at the 2023 Annual General Meeting.

Board Members as of December 31, 2024

The following table sets forth the name, principal position, time of the first election, and the remaining term of office of each member of the Board of Directors as of December 31, 2024.

Name Dr. Itamar Offer	Nationality Israeli	Position Chairman of the Board /Non-executive member	First Election 2024	Remaining Term* 2025
Ido Nouberger	Israeli	Non-executive member	2024	2025
Nir Rotenberg	Israeli	Non-executive member	2024	2025
Yehoshua Abramovich	Israeli	Non-executive member/Independent (external) Director	2017	2026
Prof. Amir Lerman	Israeli and US	Non-executive member	2016	2025
Orna Carni	Israeli	Non-executive member/Independent (external) Director	2024	2027

*  With respect to members of the Board who are not Independent (external) Directors, where the remaining term is indicated as 2025, this means until the 2025 Annual General Meeting. Mr. Abramovich’s second term in office ends on June 27, 2026. For additional information regarding the election and term of office of SHL’s directors please refer to Section 3.2 “Election of Directors and Term of Office”.

SHL Corporate Governance Report

Below are the resumes of the current members of the Board:

Dr. Itamar Offer

Dr. Offer joined the Board of Directors of SHL as Chairman of the bord non-executive Director in 2024. Dr. Itamar Offer is a Healthcare management professional (Medical doctor) with 25 years of experience at senior positions in hospitals and community healthcare. Of those 8 years in the Israeli Public Healthcare, 4 years in India's private healthcare and 5 years as CEO at Herzliya Medical Center. During that period, he also led the Knowledge Management first steps at Clalit Health Services. Since 2018 was CEO and between 2021 & 2024 served as Chairman of the board of Sabar Health Home Hospital, the largest Hospital at Home service in Israel. Dr. Offer had founded and is a Co-Chair of WHAHC -World Hospital at Home Congress .Dr. Offer has a Doctor of Medicine (MD) degree from Tel-Aviv University, an Masters in Public Administration (MPA) degree from Harvard Kennedy School. He is a specialist in Pediatrics and in Healthcare Management. Nationality: Israeli.

Yehoshua Abramovich

Mr. Abramovich joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of IMed Infinity Medical, chairman of Atrade, a member of the board of directors of each of the public companies Brimag Digital and GoTo, and as a director in other high- tech, real estate and energy companies.  Mr. Abramovich was the CEO of Clal Finance. Prior to that, he served in various positions in Clal group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel- Aviv Stock Exchange until September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has a B.A. in Economics & business management and an M.B.A from Tel Aviv University. Nationality: Israeli.

Ido Nouberger

Mr. Ido Nouberger joined the Board of Directors of SHL in February 2024. Mr. Nouberger has served as the of Value Base since its inception in 2013. He also holds the position of chairman of the board or board member of   Value   Base’s various subsidiaries. Prior to that, he served as CEO and a director or various Israeli companies. Mr. Nouberger holds a M.A. and B.A, both in economics, from Tel Aviv University. Nationality: Israeli.

Nir Rotenberg

Mr. Nir Rotenberg joined the Board of Directors of SHL in February 2024. Mr. Rotenberg is the Chairman of the Board of Danbar Finance Ltd., a private investment group, and has served there as a director and partner since 2000. Prior to that, he served as a manager and director of certain public companies in the Danbar group of companies from 1994 until 2000 and from 1990-1993 served as chief investment officer in Migdal Insurance Company. Mr. Rotenberg holds a M.B.A in business management and B.A in economics from Tel Aviv University. Nationality: Israeli.

SHL Corporate Governance Report

Prof. Amir Lerman

Prof. Lerman joined the Board of Directors of SHL as a non- executive Director in 2016. Prof. Lerman is the Vice-Chair, Cardiovascular Department and the Director of the Cardiovascular Research Center at the Mayo Clinic in Rochester (USA) since 2010. He is also the Program Director for vascular and valve, Center for Regenerative Medicine at the Mayo Clinic, since 2012. In addition, Prof. Lerman serves as the Director of the Mayo- Israeli startup company initiative as well as a faculty member at the Mirage Institute: US- Israel innovation bridge business leadership program, since 2009, in addition to various other positions held at the Mayo Clinic. Prof. Lerman also holds an appointment as Professor of Medicine at the Mayo Medical School since 2001. Prof. Lerman graduated from the Technion school of Medicine in Haifa Israel in 1985 and completed his training in internal medicine, cardiovascular diseases and invasive cardiology at the Mayo Clinic in 1994. Prof. Lerman published more than 500 manuscripts, book chapters and reviews; the NIH, AHA, and several foundations support his research. Nationality: Israeli and US.

Orna Carni

Ms. Orna Carni joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director on December 9, 2024. Since 2022 and as of the date hereof, Ms. Carni serves as a Partner in the venture capital fund FinTLV. Prior to this Ms. Carni served as Vice President of Strategy and Business Development at the insurance company AIG. Ms. Carni is a member of the board of directors of Maccabi Health Services and an external director of Shlomo Insurance Company Ltd. She has a B.A. in Management from the Open University of Israel, an M.B.A. in Finance and Marketing from the University of Manchester and an LLB from Ono Academic College and attended the Private Equity and Venture Capital Foundations program at Harvard Business School. Nationality: Israeli.

Board Members Board members who completed their term in the reporting year

The following table sets forth the name, principal position, time of the first election, and term end date of members of the Board of Directors.

Name	Nationality	Position	First Election		Term end date
Yariv Alroy	Israeli	Active co-Chairman of the Board /Non-executive member	2018	*	2024
Ehud Barak	Israeli	Active co-Chairman of the Board / Non-executive member	2022		2024	***
Erez Alroy	Israeli	Non-executive member	2018	**	2024	***
Dvora Kimhi	Israeli	Non-executive member/Independent (external) Director	2018		December 9, 2024
David Salton	Israeli	Non-executive member	2021		2024	***
Erez Nachtomy	Israeli	Executive member	2018		2024	***

*     Yariv Alroy served as a director also between the years 2001 and 2006, and between 2010 and 2014.

**   Erez Alroy served as a director also between the years 2008 and 2014 and between 2016 and 2017.

*** On February 5, 2024, such director withdrew his nomination for re-election as member of the Board of Directors of the Company, at the 2023 Annual General Meeting held on February 8, 2024.

Board Members who completed their term in 2024:

Yariv Alroy – Active Chairman of the Board

Mr. Yariv Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Yariv Alroy served as the Company’s Co-CEO from 2000 to January 15, 2016. He previously served as managing director of SHL Telemedicine International Ltd from 1997 to 2000 and Chief Operating Officer of the Company from 1993 to 1997. He also previously served as a Member of the Board of the Company between 2001 and 2006, and between 2010 and 2014. Before joining the Company, Mr. Yariv Alroy worked for a leading Israeli law firm from 1989 to 1993, with his last position being senior partner. Since 2016 he has been an investor and a businessman and serves as a Board Member of Duke Robotics Inc., a reporting US corporation. He holds an LL.B. from Tel Aviv University, Israel.

SHL Corporate Governance Report

Erez Alroy

Mr. Erez Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Erez Alroy served in various executive positions in SHL since its inception, and as its Co-CEO from 2000 to January 2015 and as a director from 2008 to 2014 and from 2016 to 2017. He is currently active in various investments and is a board member in Merhavia Holdings Ltd (TASE: MRHL). Mr. Erez Alroy holds an MBA from the Hebrew University in Jerusalem.

Dvora Kimhi

Ms. Dvora Kimhi joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director in December 2018. She also served as a non-executive Independent (external) Director in the Company from 2010 to 2014 and as a non-executive director from 2001 to 2007. Since 2002 and as of the date hereof, Ms. Kimhi serves as Vice President for regulatory and legal affairs with Channel 10, which merged with Channel 13 in January 2019. Prior to this Ms. Kimhi served as Chief Legal Advisor to Ananey Communications Ltd., Noga Communications and the Israeli Educational Television. Ms. Kimhi is a member of the Israeli Bar, holds an LL.B. from Tel Aviv University and has specialized in contract law and communication regulation. Nationality: Israeli.

David Salton

Mr. David Salton joined the Board of Directors of SHL as a non-executive Director in May 2021. From October 2020, Mr. Salton holds the position of Chief Executive Officer of Virility Medical, a startup company developing consumer medical devices. Prior to that, for 10 years he served as the CEO of Dentack Implants, a medical device company in the dental field. Mr. Salton also served as CEO of DCL Technologies Ltd., an investment company, and Deputy General Manager of Leumi Partners, a leading Israeli Investment Bank. Mr. Salton also served as CEO of several private biotech and healthcare companies, and as board member of several publicly traded companies. Nationality: Israel.

Ehud Barak

Mr. Ehud Barak has served on the SHL board of directors as Co-Chairman since August 11, 2022. Mr. Barak also served on the board of four other Israeli companies. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defense Forces (“IDF”), as the most decorated soldier in its history. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Nationality: Israel.

3.2.          Election of Directors and Term of Office

Pursuant to the Articles of Association of SHL, all members of the Board, except the two (2) Independent (external) Directors (who are to be elected as described above, pursuant to the provisions of the Israeli Companies Law), are elected individually at the Annual General Meeting of the shareholders by a vote of the holders of a majority of the voting power represented at such meeting to serve until the next Annual General Meeting. All directors of SHL, except for the Independent (external) Directors - who may only serve three (3) three- year terms (please refer to the description above) may be re-elected with no limit. Pursuant to the provisions of the Israeli Companies Law, each candidate for directorship in a public company is required to execute a written declaration pursuant to which such person has the requisite qualifications and is able to dedicate the required time to its service as a director, and further that none of the reasons stipulated under the Israeli Companies Law preventing such director from being eligible for service as a director (such as a court conviction of an offense of corruption, fraud or use of inside information so long as five (5) years have not yet lapsed from the date of the relevant verdict) apply. With respect to Independent (external) Directors, the proposed candidates have to further submit a declaration that they fulfill the special professional qualification requirements stipulated under the Israeli Companies Law applicable to Independent Directors (see Section 3.1 above).

SHL Corporate Governance Report

The foregoing declarations have to be submitted prior to the call for a shareholders’ meeting at which the relevant candidate is proposed to be elected as a director. In addition to the foregoing, a person who is a candidate to be a director of a company is required to disclose to the company, amongst others, whether the enforcement committee instituted under the Israeli Securities Law has imposed certain enforcement measures on such person preventing him/her from serving as a director in a public company, so long as the  applicable  period  of  restriction  imposed has not yet lapsed. If sanctions were imposed which prohibit service as a director in a public company, then (a) the relevant candidate will not be appointed as a director; and (b) the service of any person already serving as a director will immediately terminate with submission of notice by the relevant director regarding such enforcement measures.

Under the Israeli Companies Law, the following persons may not be appointed as Chairman of the Board of a public company: (a) neither the Chief Executive Officer himself/herself nor any of his/her relatives (as such term is defined under the Israeli Companies Law and which does not include uncles, aunts or cousins) may at the same time serve as Chairman of the Board, unless the shareholders consent to such service, which, in any event, may not exceed three (3) year periods from the date of each such approval. Approval shall be obtained by the Audit Committee, the Board and the shareholders. Approval by the shareholders requires that either (i) the a majority vote in favor of the resolution shall include the consent of at least a majority of the shareholders voting power represented at the meeting in person or by proxy and voting thereon who have no personal interest in approving the resolution and who are not controlling shareholders of the Company (whereby abstaining votes will not be counted), or (ii) the total shares of the shareholders who are not controlling shareholder and have no personal interest in approving the resolution voted against the resolution do not represent more than two (2) percent of the voting rights in the Company; or a person directly or indirectly subordinated to the CEO. In addition, under the Israeli Companies Law in a public company, the Chairman of the Board or his/ her relatives may not be authorized to exercise the powers of the CEO, unless under the special approval requirements set forth above and each time only for a period of up to three (3) years; or (b) a person directly or indirectly subordinated to the CEO, and the Chairman is also prevented from serving in any other position in the company or an entity in its control (except service as a director or Chairman of a company under its control.) Shareholders participating in the special approvals as described above must disclose prior to the vote whether they have a personal interest – if no such disclosure is made, the votes of such shareholders will not be counted.

Neither Israeli law nor the articles of association set a limit to the maximum number of external mandates of the members of the Board of Directors. However, when proposing a candidate, the number of such mandates and his or her temporal availability is being considered.

SHL Corporate Governance Report

3.3.          Internal Organizational Structure

Pursuant to the Israeli Companies Law and SHL’s Articles of Association, the Board is ultimately responsible for the general policies and management of SHL. The Board establishes the strategic, organizational, accounting and financing policies of SHL. Specifically, the Board of SHL reviews, discusses and approves the half- year financial statements of the Company, and is updated on a regular basis regarding the development of SHL’s business. Dr. Offer serves as active chairman of the Board (the “Active Chairman”). The Board meets at least once each quarter. Topics addressed in the meetings include the strategy, business reviews and major projects, investments and transactions. Each of the Board committees conducts its meetings according to the needs of the relevant Board Committee. The Chief Executive Officer and the Chief Financial Officer of the Company are invited to Board meetings and attend such as the Board deems necessary. It should be noted that Mr. Arnon, the CEO of the Company as of the date hereof, is invited to all Board meetings. Pursuant to the Israeli Companies Law, persons that may not be elected as members of the audit committee and the compensation committee of a company (for further information regarding persons not qualified to be audit committee or compensation committee members, please see the relevant sub-sections of this Section below), respectively, may not be present at meetings of these committees unless the chairman of the committee determined that his/her presence is required in order to present a certain topic; provided that (a) an employee of the company (who is not a controlling shareholder or its relative) may be present at the discussion in such meeting (but not at the time any resolution is taken) if such presence was requested by the committee; and (b) the company’s legal counsel and the company corporate secretary (who are not controlling shareholders or their relatives) may be present both at discussions and resolutions of the audit or compensation committees if so requested by such committee. The Board has all powers vested in it according to the Israeli Companies Law and the Articles of Association, is authorized to determine the policy of SHL and to supervise the performance and actions of the CEO of the Company, and, without derogating from the above, has the following powers:

–	determine SHL’s plans of action, the principles for financing them and the order of priority among them;

–	examine the financial status of SHL, and set the frame of credit that SHL shall be entitled to acquire;

–	determine the organizational structure of SHL and its compensation policies;

–	resolve to issue series of debentures;

–	prepare and approve the financial statements of SHL;

–	report to the Annual General Meeting of the status of SHL’s affairs and of their financial outcomes;

–	appoint the CEO and terminate such appointment, in accordance with the Israeli Companies Law;

–	resolve in the matters on actions and transactions that require its approval according to the Israeli Companies Law and the Articles of Association;

–	issue shares and convertible securities up to the total amount of the authorized share capital of SHL, in accordance with the Israeli Companies Law;

–	decide on a “distribution” as set forth in Sections 307 – 308 of the Israeli Companies Law (including without limitations, dividends and share repurchases);

–	express its opinion on a special tender offer, as set forth in Section 329 of the Israeli Companies Law.

Pursuant to the Articles of Association of SHL a quorum at a meeting of the Board shall be constituted by the presence in person or by any other means of communication by which the Directors may hear each other simultaneously, of a majority of the Directors then in office who are lawfully entitled to participate in the meeting. Any director may call a meeting of the Board of Directors upon a seven (7) day notice, unless such notice has been waived by all the directors. The notice of a meeting shall include the agenda of the meeting. Pursuant to the Articles of Association of SHL the Board may meet and adjourn its meetings according to SHL’s needs but at least once in every three months, and otherwise regulate such meetings and proceedings as the directors think fit. Meetings of the Board may also be held telephonically or by any other means of communication, provided that each director participating in such meeting can hear and be heard by all other directors participating in such meeting. A meeting of the Board at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board. A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a simple majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon, and present when such resolution is put to a vote and voting thereon. The Board may also adopt resolutions by unanimous written consents.

SHL Corporate Governance Report

The Articles of Association of SHL provide that any director may, by written notice to SHL, appoint another person to serve as an alternate director and may cancel such appointment. Any person that meets the qualifications of a director under the Israeli Companies Law may act as an alternate director. One person may not act as an alternate director for more than one director, and under the Israeli Companies Law in a public company a person serving as a director of the company or as an alternate director may not act as an alternate director. However, a director can serve as an alternate director to a member of a committee of the board of directors, provided that the alternate director is not a member of the committee in question; and provided further that in the event the alternate director is to serve as an alternate to an Independent (external) Director, such alternate director shall have financial and accounting expertise or professional skills, dependent on the expertise and skills of the Independent (external) Director such alternate director is supposed to replace. An alternate director to an Independent (external) Director may not be otherwise appointed.

Under the Israeli Companies Law, a company is entitled to have several General Managers to be appointed by the Board who shall be responsible for the day-to-day operation of the company within the limits of the policy determined by the Board and subject to its direction. In a public company, office holders who are not directors are appointed by the General Manager/CEO who may determine the powers and duties of such office holders.

During the year under review, the Board held 12 meetings (6 of which via video conference and 6 by written resolutions). The length of such meetings depends on the agenda and the duration is approximately 1 to 1.5 hours. The CFO and the Company’s external auditors attended 11 and 1 of the meetings above, respectively.

Committees of the Board and Internal Auditor

The Articles of Association of SHL provide that the Board may delegate any or all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Law. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such committee are, mutatis mutandis, governed by the provisions contained in the Articles of Association for regulating the meetings of the Board, so far as not superseded by any regulations adopted by the Board of Directors. Any such committee authorized to execute the powers of the Board shall include at least one (1) Independent (external) Director. In addition, all members of our Audit Committee are required to satisfy special independence requirements for members of audit committees under Nasdaq regulations and U.S. securities laws. A committee authorized to execute the powers of the Board may only be comprised of members of the Board. A committee whose powers are limited to providing recommendations to the Board may be comprised of non-members.

Pursuant to the Israeli Companies Law, a board of directors may not delegate the following matters to a committee: determination of a general policy; distribution (except for re-purchase of company shares pursuant to a framework approved by the board); determination of the board of directors’ stand on matters that require shareholder approval or on its opinion with regard to a special purchase offer; appointment of directors; issuance of securities (except for issuance to employees pursuant to an option plan approved by the board); approval of financial statements; approval of interested party transactions.

On February 21, 2019, the Board has voluntarily appointed a new committee – an Investment Committee. On February 10, 2020, the Board has voluntarily appointed a Cyber Committee and on May 17, 2020, the Board has voluntarily appointed an Executive Committee. For further details regarding the composition of said committees in the year under review and as of the date hereof, please see below.

The committees of the Board of Directors meet as necessary and are required to take minutes, make full reports and recommendations to the Board of Directors, which recommendations are provided to the Board of Directors following each applicable session of the committees.

Pursuant to the Israeli Companies Law, the Board of Directors also appointed an internal auditor proposed by the Audit Committee.

SHL Corporate Governance Report

Audit Committee - Pursuant to the Israeli Companies Law the Audit Committee must be comprised of at least three (3) directors, including all of the Independent (external) Directors, and a majority of its members must be Independent (Non-Dependent) Directors (i.e. including the Independent (external) Directors). The following persons may not be members of the Audit Committee: (a) the Chairman of the Board; (b) any director employed by the Company; (c) any director employed by a controlling shareholder of the Company or an entity under the control of such controlling shareholder; (d) any director who provides services, on a regular basis, to the Company, a controlling shareholder or an entity under the control of a controlling shareholder; (e) a director whose main livelihood is based on a controlling shareholder; and (f) a controlling shareholder or any of its relatives. Subject to limited exceptions, any person who could not be a member of the Audit Committee may not be present at its meetings. In addition, all members of our Audit Committee are required to satisfy special independence requirements for members of audit committees under Nasdaq regulations and U.S. securities laws. The Chairman of the Audit Committee shall be an Independent (external) Director not serving for more than nine (9) years. The legal quorum for any meeting of the Audit Committee shall be a majority of its members, provided that the majority of those present shall be Independent (non-dependent) Directors (see description above), and further provided that at least one (1) Independent (external) Director shall be present. The role of the Audit Committee includes, amongst others, the following: (a) to examine flaws in the business management of the Company, in consultation with the Internal Auditor and the external auditors, and to propose remedial measures to the Board; (b)to determine whether an interested party transaction is an ordinary or extraordinary transaction (where extraordinary transactions are subject to special approval requirements); (c) to approve interested party transactions, where so required under the Israeli Companies Law; and (d) to examine the existing internal control measures of the Company and the functioning of the Internal Auditor (see below). The Audit Committee is also charged with (e) prescribing with respect to transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest (even if they are determined by the Audit Committee not to be extraordinary transactions),  as well as with respect to the engagement terms of controlling shareholders and their relatives, the obligation to conduct either (i) a competitive process under the supervision of either the Audit Committee or who else the Audit Committee may determine in respect thereof pursuant to the criteria set by it; or (ii) other processes as determined by the Audit Committee, prior to the relevant transaction, and all in accordance with the type of transaction in question, and the Audit Committee may set the relevant criteria therefore once a year in advance; and (f) to determine the manner of approval of transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest and to determine kinds of such transactions which require the approval of the Audit Committee, all with respect to such transactions which pursuant to the determination of the Audit Committee are not extraordinary transactions but also not negligible – the Audit Committee may so determine with respect to types of transactions according to criteria it may set one a year in advance. The Audit Committee also determines (g) whether a director or candidate for director fulfills the requirements for being classified as an independent (non- dependent) director. Neither the Israeli Companies Law nor the Company’s Articles of Association prescribe a certain frequency at which meetings of the Audit Committee are to take place. Accordingly, the Audit Committee meets from time to time when deemed necessary. Pursuant to the Israeli Companies Law, the Internal Auditor (see below) may request the chairperson of the Audit Committee to convene a meeting, and the chairperson shall then convene such meeting if it deems it fit. In addition, should the Audit Committee find that there is a material flaw in the business management of the Company, it shall hold at least one meeting with respect to such material flaw in the presence of the Internal or external auditor, as the case may be, without any office holders that are not members of the committee present; provided that an office holder may be present for the purpose of presenting an opinion with respect to a matter which is in his/her field of responsibility. The duration of the meetings varies in accordance with the topics discussed.

SHL Corporate Governance Report

In addition, the Audit Committee examines the financial statements of the Company prior to their approval by the Board. In particular, the financial statements shall only be brought to the Board for approval, if all of the following requirements have been complied with: (A) The Committee shall have discussed and submitted its recommendations to the Board on all of the following items: (a) evaluations and estimations that were made in connection with the financial statements; (b) internal controls over financial reporting; (c) completeness and fairness of disclosures made under the financial statements; (d) the financial guidelines adopted and financial treatment implemented with respect to material matters of the Company; and (e) valuations, including assumptions and estimations on which they are based, on which the financial statements rely; (B) the external auditor shall be invited to all meetings regarding the reports, and the Internal Auditor of the Company shall receive notices of its meetings and may participate therein; (C) the Committee shall have submitted its recommendation regarding the approval of the financial statements a reasonable time prior to the discussion thereof by the Board and shall have reported to the Board regarding all defects or problems which it may have discovered during its examination of the financial statements; and (D) the Board shall discuss the recommendations of the Audit Committee.

In addition, the Audit committee also serves as the Compensation Committee: Pursuant to the Israeli Companies Law, an Israeli public company is obligated to appoint a Compensation Committee, which shall be comprised of at least three (3) members and of which all Independent (external) Directors shall be members and constitute a majority. The remaining members of the Compensation Committee shall be such whose engagement terms correspond to the rules of compensation set forth under applicable regulations under the Companies Law with respect to Independent (external) Directors. Persons who may not be members of the Audit Committee (see description above) may also not be members of the Compensation Committee. The Chairman of the Compensation Committee shall be an Independent (external) Director not serving for more than nine (9) years. The Audit Committee and the Compensation Committee may have identical members and an Audit Committee fulfilling the above requirements may at the same time also serve as the Compensation Committee. The role and authority of the Compensation Committee shall include (a) the issuance of a recommendation to the Board of Directors regarding the Compensation Policy, (b) issuance of a recommendation to the Board of Directors once every three (3) years regarding the extension of the Compensation Policy; (c) recommendation to the Board of Directors from time to time regarding any amendments to the Compensation Policy, as well as examination regarding its implementation; (d) approval of transactions with office holders (including controlling shareholders) regarding the terms of their engagement with the Company as required under the Israeli Companies Law; and (e) exemption of certain transactions from the shareholder approval requirement which may otherwise apply pursuant to the Israeli Companies Law. Neither the Israeli Companies Law nor the Company’s Articles of Association prescribe a certain frequency at which meetings of the Compensation Committee are to take place. Accordingly, the Compensation Committee meets from time to time when deemed necessary. During the year under review the Compensation Committee held 5 meetings (all of which via video conference). The duration of the meetings varies in accordance with the topics discussed. In the year under review the average meeting duration was approximately 1 hour. The CEO and CFO attended 2 and 2 of the meetings above, respectively.

Although our ADSs are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance standards. For instance, under the Israeli Companies Law we are not required to maintain a compensation committee comprised of independent directors. In the year under review, the Compensation Committee was composed of the following members: Mr. Yehoshua Abramovich (chairman), Ms. Dvora Kimhi (and as of December 9, 2024, Ms. Orna Carni) and Prof. Amir Lerman (this composition is in compliance with the requirements of the Israeli Companies Law).

SHL Corporate Governance Report

During the year under review the Audit Committee held 7 meetings (all of which via video conference), the duration of which was approximately 1 hour. The CEO, CFO and the Company’s external auditors attended 3 5 and 1 of the meetings above, respectively.

In the year under review, the Audit Committee was composed of the following members: Mr. Yehoshua Abramovich (chairman), Ms. Dvora Kimhi (and as of December 10, 2024, Ms. Orna Carni) and Prof. Amir Lerman (this composition is in compliance with the requirements of the Israeli Companies Law).

Investment Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed an investment committee as of February 21, 2019 (the “Investment Committee”). The task of the Investment Committee is to determine the investment policy of the Company’s cash proceeds that are not required for its ongoing operations as will be from time to time. The members of the Investment Committee as of the date hereof, are Mr. Yehoshua Abramovich (chairman), Mr. Ido Nouberger and Mr. Nir Rotenberg. Frequency and average duration of sessions are not provided given the sensitive role of such committee.

Executive Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board has voluntarily appointed an advisory executive committee as of May 17, 2020 (“Executive Committee”). The task of the Executive Committee is to assist and accompany the CEO and the Company in operating its ongoing business. The members of the Executive Committee as of November 3 2024, are Dr. Itamar Offer, Mr. Yehoshua Abramovich, Mr. Ido Nouberger Mr. Nir Rotenberg and Mr. David Arnon. The Executive Committee meets from time to time when deemed necessary. Frequency and average duration of sessions are not provided given the general strategic role of such committee.  As of August 29 2024 the Board of Directors merged the Cyber and M&A committees into the Executive Committee.

Cyber Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a cyber committee as of February 10, 2020 (the “Cyber Committee”). The task of the Cyber Committee is to recommend to the Board as to actions and/or measures to be taken in connection with the Company’s information technology, including, inter alia, for the purpose of developing, maintaining and promoting the security of the Company’s systems, networks and data, as well as supervising and monitoring the implementations of all such actions and/ or measures. The Cyber Committee meets from time to time when deemed necessary. Frequency and average duration of sessions is not provided given the sensitive role of such committee.

M&A Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a mergers and acquisitions committee as of June 16, 2019 (the “M&A Committee”). The task of the M&A Committee is to facilitate the execution, performance and delivery of prospective M&A transactions. The members of the M&A Committee as of the date hereof, are Mr. Yehoshua Abramovich (chairman), Mr. Ido Nouberger and Mr. Nir Rotenberg.

The M&A Committee meets from time to time when deemed necessary. Frequency and average duration of sessions are not provided given the general strategic role of such committee.

Internal Auditor - Pursuant to the Israeli Companies Law, the Board of a public company shall appoint an internal auditor. Such appointment is made upon recommendation of the Audit Committee. Neither an interested party nor an officer of the company, any relatives of the foregoing or the external auditor or anyone on its behalf may serve in such position. The role of the Internal Auditor is to examine, among other things, whether SHL’s activities comply with the law and orderly business procedure. Pursuant to the Israeli Internal Audit Law - 1992, together with the Israeli Companies Law, the Internal Auditor is authorized to demand and receive any kind of document and/or information that is in the Company’s or its employees’ possession, which he deems necessary for the performance of his role, and he is to have access to all databases or data processing programs of the Company. Pursuant to the Israeli Companies Law, the Chairman of the Board or the Chairman of the Audit Committee may order the Internal Auditor to conduct an internal audit on matters where an urgent need for examination arose. In addition, the Internal Auditor shall receive notices of the meetings of the Audit Committee and may participate in such meetings. The Internal Auditor has no decision-making powers. Pursuant to the Israeli Companies Law and the Company’s Articles of Association, the internal auditor must submit a work program to the Company’s Audit Committee for approval. Mr. Michael Gilinsky was appointed as SHL’s Internal Auditor in March 2021. During the year under review, the Internal Auditor participated in 1 meeting of the Audit Committee of the Company, in the framework of which the Internal Auditor presented internal audit reports.

SHL Corporate Governance Report

3.4.          Definition of Areas of Responsibility of Management; Information and Control Instruments Vis-À-Vis Senior Management

The senior management of SHL (“Senior Management”) implements the general policies and strategic decisions of the Board. It manages the day-to-day business operations of SHL, including:

–	Regularly assessing the achievement of targets set for the Company’s business;

–	Implementing the corporate policies, strategies and strategic plans given by the Board;

–	Ensuring the efficient operation of the Company and achievement of optimized results;

–	Ensuring that management capacity, financial and other resources are used efficiently. The Board controls the actions of Senior Management through a variety of control mechanisms:

–
The CEO and CFO inform the Board regularly about current developments, including by submitting written reports on relevant topics and participating in the relevant meetings of the Board and Board committees.

–	Informal teleconferences are held as required between the Board and CEO and CFO as deemed necessary.

–
Control over financial management is exercised by the Audit Committee and the Board, which invite the CFO to each meeting at which financial results are discussed, as well as SHL’s external auditors, as deemed necessary. The Audit Committee and the Board discuss with the CFO and the auditors (to the extent applicable) not only the financial statements themselves but also their assessment of the internal controls and whether any material weaknesses have come to their attention.

–
SHL has an Internal Auditor (for further information, please refer to “Committees of the Board and Internal Auditor” above). The Internal Auditor examines the processes and controls of the Company - not only with regard to financial operations, but also with regard to compliance of management with internal and external policies - and conveys his findings to the Chairman of the Board, the CEO and the Chairman of the Audit Committee, (for further information please refer to Section 3.3 “Internal Auditor” above).

–	The Board of Directors is also responsible for the supervision.

–	The Company’s internal control system and risk management.

The Senior Management of SHL identifies, analyzes, measures, monitors and mitigates financial and non-financial risks on an ongoing basis within the frame of the Company’s general strategy. This includes, in particular, credit risks, foreign currency risks, risks regarding the fair value of financial instruments as well as liquidity risks. For the nature and management of these risks see Note 18 (“Financial Instruments”) in SHL’s financial statements for the year ending December 31, 2024 (see pp. 99 of SHL’s financial statements). Further relevant risks that are monitored concern the market, the industry, compliance with national and international regulations in particular with regard to the medical sector, customer requirements, IT especially in connection with telemedicine industry, supply-side risks and catastrophes. When imminent risks are identified, qualified individuals are determined to deliver effective risk management. Risk assessments are submitted by the relevant individuals when appropriate, but at least annually, to the Senior Management, the relevant organ and the Board of Directors.

SHL Corporate Governance Report

4.            Senior Management
4.1.          Members of Senior Management; Other Activities and Vested Interests

Members of management during the year under review:

David Arnon

David Arnon joined SHL on August 6, 2024 as the company CEO. Mr. Arnon serves as a Chairman of SHL Rashlaz, SHL Haifa, SHL international, co-chairman of Mediton and Chirman of Medishur.

Mr. Arnon has over 17 years of commercial and executive level management experience within the healthcare insurance industry in Israel. Mr. Arnon has extensive experience in establishing and leading sales, marketing and operations teams, successfully developing and commercializing products, working closely with leading stakeholders in the healthcare industry in Israel including sick funds, public and private hospitals and medical providers. Mr. Arnon holds an MBA from Cornell University in Ithaca, New York, and a B.A. degree from the University of Maryland.

Amir Hai

Chief Financial Officer until February 28, 2025

Amir Hai joined SHL in January 2022 as the Company’s CFO. Prior to his current position, Mr. Hai served as Chief Financial Officer at Radcom. Mr. Hai served as Chief Financial Officer for several multinational companies including a Nasdaq traded optical manufacturing corporation and a software company traded on the Frankfurt Stock Exchange. He also served as external director and Chairman of the Audit Committee to Matrix I.T. Ltd. Mr. Hai holds a B.A. degree in accounting and management from the College of Management in Tel Aviv and is a CPA in Israel.

Members of management as of March 1, 2025:

Lior Haalman

Chief Financial Officer

Lior Haalman Joined SHL as the group CFO in March 2025. Mr. Haalman served as a director in SHL Rashlaz, SHL Haifa and SHL international.

During the past 20 years he has served as a CFO of large companies operating in a wide range of industries. Prior to joining SHL he was the CFO of Rekah Pharmaceutical industry (TASE), 9 years as CFO of Infinya (formally Hadara-Paper, TASE) a Packaging & Paper producer, 7 years CFO HOTMobile, an Israeli cellular service provider, and CFO Mey-Eden Israel the largest bottler and Home and Office Delivery of mineral water. Lior holds a B.A in Economics, with honor. and an M.B.A. in finance & accounting, both from Tel Aviv University.

Neither Israeli law nor the articles of association set a limit to the maximum number of external mandates of the members of the Senior Management. However, when appointing a member of the Senior Management as well as in the course of his or her supervision, the board of directors considers the number of such mandates and his or her temporal availability.

4.2.          Management Contracts

SHL has not entered management contracts with third parties. SHL’s office holders who are in management are employees of the Company and their engagement terms and conditions are determined under their respective employment agreements.

SHL Corporate Governance Report

5.          Compensation, Shareholdings and Loans

5.1.       Content and Method of Determining the Compensation and of the Shareholding Programs – Compensation Policy

Pursuant to the Israeli Companies Law, an Israeli public company is required to adopt a compensation policy with respect to the terms of engagement of its officer holders (as such term is defined under the Israeli Companies Law) and including without limitations, directors and controlling shareholders engaged as officers of the Company, subject to limited exceptions set forth in the regulations promulgated under the Israeli Companies Law in connection therewith (which are not applicable to SHL). The adoption of the Compensation Policy requires approval by the shareholders of the Company, further to approval by the Board which has to take into consideration the recommendations issued by the Compensation Committee in this respect. The relevant shareholder approval is subject to a special majority requirement of either (a) the majority vote in favor of the resolution including the consent of at least a majority of the shareholders’ voting power represented at the meeting in person or by proxy and voting thereon who are neither controlling shareholders of the Company nor have a personal interest in approving the Compensation Policy (not including abstaining votes), or (b) the total number of votes of those shareholders described in (a) above and objecting to the adoption of the Compensation Policy not representing more than two (2) percent of the voting rights in the Company. Any shareholder participating in the vote on the adoption of the Compensation Policy has to inform the company prior to the relevant vote whether or not he/ she/it has a personal interest therein. Votes of shareholders who did not notify the Company on whether or not they have a personal interest in accordance with the foregoing are not counted.

As a general rule, pursuant to the Israeli Companies Law, remuneration to office holders which is inconsistent with the compensation policy of the company requires, in addition to the approval of the compensation committee and of the board of directors, the approval of a special majority in the general meeting of the shareholders, as set forth hereinabove. Notwithstanding the aforesaid shareholder approval requirement, the Compensation Policy may also be approved, despite objection by the Company’s shareholders in the event that after renewed consideration of the Compensation Policy and based on detailed reasons, both the Compensation Committee and thereafter the Board resolve that the adoption of such Compensation Policy despite the shareholders’ objection is in the Company’s best interest.

The 2024 Compensation Policy was approved by shareholders on the SGM held on May 9, 2024, following the expiration of the 2020 Compensation Policy and the recommendation and earlier approval of the Compensation Committee and of the Board.

Under law, the Board is required to examine from time to time whether any amendments to the Compensation Policy are necessary in light of changing circumstances or for any other reason, and similarly, the Compensation Committee shall issue recommendations to the Board in this respect from time to time. The Israeli Companies Law provides that the Compensation Policy shall be determined under consideration, amongst others, of the following points: (a) furtherance of the Company’s objectives, its business plan and policies, with a long term view; (b) creation of adequate incentives for officer holders of the Company under consideration of the Company’s risk management policy; (c) size of the Company and the nature of its operations; and (d) with respect to variable compensation components – the contribution of the office holder to the achievement of the Company’s targets and increase in revenues, all with a long-term view and in accordance with the position of the relevant office holder.

Further, the Compensation Policy shall deal with the following matters: (a) education, qualifications, expertise, professional experience and achievements of the relevant office holder;

SHL Corporate Governance Report

(b) the position of the office holder, his/her responsibilities and previous engagements signed with him/her; (c) the relation between the engagement terms of the relevant office holder to the engagement terms of the other employees and/or subcontractors of the Company and particularly, the relation to the average salary and to the median (i.e. 50th percentile) salary of such employees and the impact of the difference between the foregoing on the working relationships in the Company; (d) in the event officer engagement terms include variable components – the possibility of reducing such components in the discretion of the Board of Directors, as well as the possibility to determine ceilings for the value of variable components which are not paid in cash; and (e) in the event the officer engagement terms include retirement grants – the period of engagement of the office holder, the applicable engagement terms during such time period, the performance of the Company during such period, the contribution of the officer holder to the achievement of the Company’s targets and increase of its revenues, as well as the circumstances of retirement. At last, the Compensation Policy must contain the following provisions: (a) with respect to variable compensation components: (i) such must be based on the achievement of long-term performance goals and objectively measurable criteria (although with respect to an immaterial part of such components, the Company may resolve that such shall be granted based on criteria not objectively measurable under consideration of the officer holder’s contribution to the Company); and the proportion between fixed and variable compensation components must be set, as well as a ceiling for the value of variable components at the time of payment (provided that with respect to variable components which are not paid in cash, a ceiling needs to be fixed at the time of grant); (b) a provision pursuant to which an office holder will repay to the Company any sums paid to him/her as part of his/her compensation if such sum was paid based on data which later turned out to be faulted and which was restated under the Company’s financial statements, all on such conditions as set forth under the Compensation Policy; (c) a minimum holding and vesting period for variable compensation components in the form of equity, under reference to adequate incentives with a long-term view; and (d) a ceiling with respect to retirement grants.

With respect to the Company’s directors (including also Independent (external) Directors and Independent (non-dependent) Directors), compensation is in accordance with the Rules Regarding the Compensation and Expenses of an External Director – 2000 (as promulgated under the Israeli Companies Law) (the “Director Compensation Regulations”). Subject to applicable law, compensation shall be allowed in amounts higher than what is stated in the Director Compensation Regulations, if any of such Independent (external) Directors or Independent (non- dependent) Directors is a professional director, an expert director or a director who makes a unique contribution to the Company.

Both Independent (external) Directors of the Company, Mr. Abramovich and Ms. Carni (as of December 10 2024), are expert directors and therefore are entitled to a higher compensation. Further, SHL is also entitled to pay to its directors share- based compensation (subject to applicable law and the restrictions applicable thereto in general under the Compensation Policy, as described above), but in any event the aggregate fair value of the share-based compensation, measured at the time of a new grant, for all of such directors, as a group, in any three (3) year period, did not exceed a fair value of USD 800,000 for one year.. The compensation of Mr. Nachtomy is as detailed under Section 5.2 below.

In addition, under the 2024 Compensation Policy:

a)
Chairman Compensation: A chairman of the  Board  who  takes  on  increased duties on behalf the Company shall receive a compensation in recognition of such increased duties (i.e. a separate compensation in lieu of the remuneration of the chairman in his/her capacity as a Director (the “Chairman’s Compensation”), as long as such person was an Active Chairman and provided that the Chairman’s Compensation does not exceed the sum of NIS 780,000 per annum (employer’s cost).

b)
Base salary: The fixed base salary of each executive officer shall be determined based on a variety of considerations taking into considerations: (i) competitiveness - the base salary of executive officers will be evaluated by conducting external benchmarking using a defined peer group, selected based on such factors, among others, as Company’s size, global footprint, nature of activities and competitors of similar talent; and (ii) internal fairness (Please find the description of the benchmarks below).

c)
Annual bonus: Executive officers may be entitled to a variable cash bonus in accordance with an annual bonus plan, aimed to create an alignment between the compensation of the executive officers and the Company’s annual and long-term goals while focusing, inter alia, on individual goals that will be defined for each of the executive officers. The Board (after the approval of the Compensation Committee) shall have the full discretion to determine the amount of the bonus payout, if any, of any and all executive officer(s) in any given year, up to the maximum amounts set forth below, and may also reduce such bonuses. The actual grant of bonuses shall be approved pursuant to applicable law.

SHL Corporate Governance Report

Annual bonus payout to executive officers may be calculated by using financial metrics and/or measurable key performance indicators (“KPI”), as pre-determined by the Compensation Committee and the Board, and/or qualitative evaluation the criteria for which are determined at the discretion of the Compensation Committee and the Board, based on budget targets, cash flow targets, profit targets, capital raise and individual goals. The measurement of profit targets shall be based on the audited annual financial statements of the Company, and the weighting of non- measurable criteria is based on the discretion of the Compensation Committee and the Board, as follows: (i) CEO – measurable KPI – group/company KPI - 80%-100%; qualitative evaluation - up to 20%. (ii) VPs (Vice Presidents - other executive officers subject to the CEO) - group/company KPI - up to 100%; individual KPI - up to 60%; qualitative evaluation – up to 20%.

Maximum amount of the annual cash bonus shall be as follow: (i) CEO - up to twelve (12) times of his or her base salary; VPs – up to six (6) times of such VP’s base salary.

Entitlement to annual bonus: (i) The Compensation Policy lists some, but not all of the eligible KPIs for the annual bonus plan both on a group or company level, (the KPIs for each year will be approved by the compensation committee in advance and will be determined for each official separately from his position) such as budget, cash flow or profit targets, or on an individual level, such as number of subscribers, meeting objectives of product development,  gaining  new  businesses, sales targets, including geographical areas and/ or from new products, and more, with goals for VPs; and for the CEO KPI such as revenue, revenue from existing geographies (Israel and Germany), revenue from new geographies, new products or new business line, EBITDA, operating free cash flow, net profit, subscribers in Israel, telehealth users, telehealth visits, major strategic impact (new major contract, new meaningful product/ technology launching or  purchasing, major international distribution agreement or partnership, M&A) and chronic care tenders; (ii) The measurement of profit targets shall be based on the audited annual financial statements of the Company. For the purpose of calculating a profit target, revenue and expenses not involving cash flow and/or re-evaluation of assets will not be taken into account; (iii) The annual cash bonus parameters for executive officers will be determined for each year and will be approved  by the Compensation Committee and the Board, in advance and will be determined for each official separately from his position, taking into account the Company’s risk management policy; (iv) Entitlement of an executive officer to receive any annual bonus shall be conditioned upon the achievement of a minimal threshold of 80% of the target performance of each of his or her KPIs or any other threshold determined in the annual bonus plan (the “Threshold”). Performance below the Threshold of a KPI shall not entitle such executive officer to any bonus payment with respect to such KPI; however, achievement of such Threshold of other KPIs of an executive officer may entitle same to a bonus payment with respect thereto. Performance above the Threshold may entitle the executive officer to a linear pro rata portion of the bonus set for such KPI or any other portion determined in the annual bonus plan (up to the ceiling of the bonus allocated thereto, provided that the aggregate annual bonus paid to an executive officer shall not exceed the ceiling set forth hereinabove. Notwithstanding the above, the Compensation Committee and the Board may decide, at their sole discretion, to pay an executive officer annual bonus, even if KPIs were not determined in advance or in the event the executive officer did not achieve the KPIs determined, provided however, that the annual bonus shall not exceed three (3) times the Base Salary of that executive officer.

d)
Special bonus: in addition to the annual cash bonus, under special circumstances, the Compensation Committee and the Board may determine and approve that an executive officer is also entitled to other cash bonuses in recognition of a “Significant Achievement” such as: merger, significant acquisition, consolidation or acquisition of the Company with, by or into another corporation or entity; private placements to a strategic investor; public offering in a sum and a valuation predetermined by the Board: “Significant Achievement” – for the purpose of this Section means an increase of at least 20% of the Company’s equity or Company’s market value or Company’s annual revenue. The total amount of special cash bonuses awarded to an executive officer for any given calendar year may be up to six (6) times of the base salary of the CEO and three (3) times of the base salary of any other executive officer. In the year under review, the Company did not grant any special bonus.

SHL Corporate Governance Report

e)
Share-based compensation: (i) The fair value of the share based compensation shall not exceed the following for one year (i.e. the fair value of the share base compensation at the time of the grant divided, linearly, to the number of the years until all the share based compensation is vested): for an executive officer other than the CEO – one and half (1.5) times such executive officer’s yearly base salary, for the CEO – shall not exceed two and a half (2.5) times the CEO’s yearly base salary, and for all Directors as a group – an amount of USD 800,000; (ii) acceleration in a change of control event: in the event of a Corporate Transaction (as such term is defined under the Company’s 2021 Executive and Key Employee Share Incentive Plan, see Section 2.2, or any share incentive plan as in effect, from time to time), or in the event of termination by the Company of an executive officer (except for “cause”) in a Change of Control event (as defined under law), subject to the recommendation and approval of the Compensation Committee (and subject to shareholder approval, if required under the Companies Law), the Board may authorize and approve the acceleration of all or any part of any unvested options outstanding immediately prior to the consummation of the Transaction. The share-based compensation is additional to the base- salary and does not constitute a part thereof.

f)	Advance notice period: The advance notice period shall be determined individually with respect to each executive officer and shall not exceed a period of four (4) months.

g)
Retirement grant: An executive officer may become entitled to a retirement grant in the event of termination by the Company (except for “cause”), subject to the approval of the compensation committee and the board. Such grant to be examined in light of the period of service or employment of the executive officer in the Company, the terms of service, the Company’s performance during said period, the contribution of the executive officer to achieving the Company’s goals and its profitability, and the circumstances of retirement. The amount or value of such retirement grant shall not exceed an additional six (6) months for the CEO (provided he is not a controlling shareholder) and three (3) months for the executive officers, of base salary, all in addition to the advance notice. In the year under review the Company has not awarded any retirement grants.

h)
Retirement grant in a Change of Control event: Upon termination of service or employment by the Company (except for “cause”) of the CEO, or by the CEO (provided he is not a controlling shareholder) resulting from a Change of Control event, and during a six months period following the closing date of such event, such terminated CEO may be entitled to an additional retirement grant of up to three (3) times of such CEO monthly base salary subject to the approval of the compensation committee and the board. Company may elect to pay such additional grant, to the extent approved, by acceleration of any future grants to the extent same exist under the employment agreement of any so eligible CEO. “Change of Control”– as such term is defined under the Israeli Companies Law. During the process of approval of the Compensation Policy the Compensation Committee and the Board have been presented and have taken into account a benchmark paper prepared by an impartial external consultant, with whom the Company is not otherwise engaged.

The companies included in the benchmark were twelve (12) public companies traded on the Tel Aviv Stock Exchange in the fields of commerce and services or technology, with revenues of up to three (3) times that of the Company.

SHL Corporate Governance Report

On the Special General Meeting held on May 9, 2024 (3 month after the shareholders of the Company did not approve the said proposal in the Annual General Meeting held on February 8, 2024), the shareholders of the Company approved the Company’s Compensation Policy for an additional period of three years from the date of the said Special General Meeting.

Among the Companies used as a benchmark for the policy were:

Telsys - Traded on TASE - Real estate - commerce and services, Equity (31.12.15) NIS 99,190,000, Revenues NIS 190,039,000, Net Profit – NIS 12,028,000;

Somoto - Traded on TASE - Technology (Software and Internet) - Market Cap (29.12.16): NIS 169,078,000 - Equity (31.12.16): NIS 125,355,000 - Profit (31.12.16): NIS 29,772,000;

Maytronics - Traded on TASE - Technology (Electronics and optics) - Market Cap (29.12.16): NIS 1,517,375,000 – Equity (31.12.16): NIS 285,577,000 - Profit (31.12.16): NIS 70,731,000;

Orbit - Traded on TASE - Technology (security) - Market Cap (29.12.16): NIS 74,718,000 - Equity (31.12.16):   NIS 54,234,000 - Loss (31.12.16): NIS - 18,890,000;

Itamar Medical - Traded on TASE - Biomed (medical equipment) - Market Cap (29.12.16): NIS 390,959,000 - Equity  (31.12.16): NIS 20,152,000 - Loss (31.12.16): NIS -55,380,000;

Evogene - Traded  on TASE and NASDAQ -Biomed (Biotechnology)- Market Cap (29.12.16): NIS 499,424,000 - Equity (31.12.16): NIS 335,626,000 -  Loss (31.12.16): NIS -75,331,000;

Compugen - Traded on TASE and NASDAQ Biomed (Biotechnology) - Market Cap (29.12.16): NIS 1,003,406,000 - Equity (31.12.16): NIS 244,231,000 - Loss (31.12.16): NIS -121,141,000;

5.2.          Approval Requirements

Board of Directors

Except for limited circumstances provided for under regulations promulgated under the Israeli Companies Law, pursuant to the Israeli Companies Law, the compensation to be paid to the directors as such, as well as the terms of employment (including the terms and conditions of the directors and officers insurance and indemnification) of any of the directors in any other position, require the approval of the Compensation Committee, the Board and the shareholders (by a simple majority) and the relevant approvals by the Compensation Committee and the Board need to be made in accordance with the Compensation Policy in effect (subject to a limited exception).

Further, pursuant to the Israeli Companies Law, approval by the shareholders of the terms of engagement of a controlling shareholder as an office holder (including as a director) or employee (and subject to the limited circumstances provided for under regulations promulgated under the Israeli Companies Law in which such shareholder approval is not required), requires either (i) that the majority vote in favor of the resolution shall include the consent of at least a majority of the shareholders voting power represented at the meeting in person or by proxy and voting thereon who have no personal interest in approving the resolution (not including abstaining votes), or (ii) that the total shares of the shareholders who have no personal interest in approving the resolution voted against the resolution do not represent more than two (2) percent of the voting rights in the company (the Israeli Minister of Justice is authorized to determine a different percentage; no such rules were promulgated to date).

Pursuant to the provisions of the Israeli Companies Law, as a general rule, any person that has a personal interest in a transaction (including approval of the terms of office of a director) may not participate or vote at the relevant Board, Audit Committee, or (with respect to the approval of engagement terms) Compensation Committee meeting where the transaction is discussed; provided that office holders who have a personal interest in a transaction may be present for the purpose of presenting such transaction, if the Chairman of the Audit Committee, the Chairman of the Board or the Chairman of the Compensation Committee, as the case may be, determined that such presence is required. In addition, if the majority of the members of the Board of Directors, the Audit Committee or the Compensation Committee, as applicable, have a personal interest in the terms of office of such a director, then the relevant director may be present during the deliberations and may vote on his terms of office, and in such event, shareholder approval is also required.

SHL Corporate Governance Report

It  is  hereby  noted  that  pursuant  to  the relevant regulations promulgated under the Israeli Companies Law, if the compensation of directors (including directors who are controlling shareholders) does not exceed the annual compensation and the participation compensation per meeting set forth in the Director Compensation Regulations, then under certain circumstances and given the approval of the company’s compensation committee and the board of directors of that company, the approval of the shareholders is not required. The compensation payable to Independent (external) Directors, is approved at the time of his/her election (Independent (external) Directors are elected for a term of three (3) years). Pursuant to the Director Compensation Regulations, all Independent (external) Directors shall be entitled to the same compensation. The current compensation payable to all current Board members, including Independent (external) Directors, as further described below, was approved by the Compensation Committee and the Board on March 2024 and by the Annual General Meeting held on May 2024.

As of December 31, 2024, and the day hereof, all then-serving Board members of the Company received the same compensation per meeting, in the amount of NIS 3,600 (whether such meeting was held physically or by electronic means) as well as annual compensation in the amount of NIS 68,000. The Chairman of the Board, Dr. Itamar Ofer, is entitled to said participation fee and annual fee, in addition to a monthly compensation of NIS 15,000 from the company.

No option grants were approved with respect to said directors during the year under review, except as set forth in the table under “Compensation for Acting Members of Governing Bodies” in Section 5.3 below.

The Independent (external) Directors of SHL are entitled to compensation as provided under the Director Compensation Regulations and in accordance with the Company’s Compensation Policy (please refer to Section 5.1 above), which compensation is comprised of reimbursement of reasonable expenses and a fixed annual fee plus a participation fee per each Board or Committee meeting attended, all as set forth in the Director Compensation Regulations. Independent (external) Directors are not entitled to any performance-based compensation. The Director Compensation Regulations specify the annual fee and the participation fee to be paid to external directors, depending on the company’s shareholders’ equity. The Director Compensation Regulations also allow for an alternative payment method, according to which the remuneration paid to external directors will be the same as the remuneration received by the other directors of the company who are not employed by the company and are not controlling shareholders thereof (proportionate remuneration).

Directors are reimbursed for travel and other reasonable expenses related to their capacity as directors of SHL and all directors (including directors that are not compensated for their services) are entitled to an exemption letter as was approved by the 2022 SGM, as well as indemnification and D&O insurance coverage, all as approved by the Compensation Committee, the Board and the shareholders (for further information on director compensation, see also ”Compensation for Acting Members of Governing Bodies” Section). The Board of Directors is in charge of the implementation of the Compensation Policy, which shall be in force for a period of 3 years from the date the Compensation Policy is duly approved. The Company has the right to change the Compensation Policy, at any time, in accordance with the provisions of applicable law. Pursuant to the Compensation Policy, the Compensation Committee (i) shall examine the application of the Compensation Policy, from time to time, and at the latest each year, and recommend any changes, to the extent necessary, to the Board, and (ii) shall evaluate annually the performance of each of the Company’s executive officers and shall review at least annually the executive officers’ personal compensation programs in light of the Company’s goals and objectives with respect to such programs, and recommend any changes to the Board.

SHL Corporate Governance Report

Senior Management (Other than the CEO)

Pursuant to the Israeli Companies Law, the engagement terms of the Company (including indemnification undertakings and officer insurance coverage) regarding office holders of the Company that are not directors, controlling shareholders or their relatives, or the CEO require approval by the Board following approval by the Compensation Committee, and the approval by the Board and the Compensation Committee shall be in accordance with the Compensation Policy (subject to a limited exception). Pursuant to the Israeli Companies Law, the salaries and emoluments of the executives of SHL were, in the year under review, governed by the Compensation Policy, taking into account with respect to each executive, the parameters according to the 2024 Compensation Policy and the framework set forth thereunder (for a further description thereof, please refer to Section 5.1 of this report). Generally, members of the management whose compensation is being discussed may participate in the Compensation Committee’s meetings to the extent necessary but may not be present when a resolution regarding their compensation is being adopted.

The amounts of bonuses to SHL’s office holders which are indicated in this report are based on the Company’s targets and KPIs for 2024 which were determined in advance by the Compensation Committee on June 23 ,2024, and approved by the Board on June 24 ,2024, as follows: (a) with respect to the CFO – (i) measurable quantitative targets include revenue target – 25%, EBITDA target – 25% and  cashflow target – 15%; (ii) individual qualitative targets – 15%; and (iii) a specific KPI relating to a corporate target – 20%; (b) with respect to SHL Israel’s General Manager – (i) measurable quantitative targets include revenue target – 30%, EBITDA target – 30% and cashflow target – 10%; (ii) targets related to operation targets - 20% and (iii) qualitative evaluation – 10%. All financial target KPIs were measured according to the 2024 budget.

In general, compensation terms are reviewed when the CEO or the Board deem it necessary to review such terms, e.g. when market conditions change etc.

In the year under review, the annual compensation of Senior Management, other than of the CEO was comprised of a fixed base salary component and options. In the year under review the Company has made provisions for annual bonuses (based on the estimation thereof) in the amount of USD 68,460. In addition to the foregoing, all members of Senior Management were entitled to additional benefits in the form of a company car and a mobile phone. All members of Senior Management that were employed by the Company are also entitled to customary contributions to pension funds, as well as to “Study Funds” and some also have Disability Insurance. Such contributions amount on the Company’s side to 6.5% for the pension component, 8.33% to the severance pay component, 7.5% to the Study Fund, and 0.9% to the Disability Insurance (if applicable).

As a general rule, fixed base salary and performance-based cash bonus are subject to the applicable effective Company’s Compensation Policy and the conditions stipulated in such policy and are subject to the aforesaid corporate approval requirements for persons considered office holders, including office holders who may be deemed controlling shareholders, under the Israeli Companies Law. Share option incentive awards are subject to Compensation Committee approval in accordance with the Company’s Compensation Policy and further Board approval and such additional corporate approvals as set forth above with respect to office holders.

Parameters taken into account related to the composition of the compensation packages of Senior Management members were set forth in SHL’s Compensation Policy (for a list of such parameters, please refer to Section 5.1 above). For limitations applicable to annual cash bonuses for the year under review, please refer to the description of the Company’s Compensation Policy under Section 5.1 above. Overall, the compensation of Senior Management in the year under review was comprised, on an average to approximately 61% of a cash base salary and 39% of performance-based cash bonuses and share options granted.

CEO

The actual annual bonus payment to the CEO for the year 2024 indicated below is based on the specific targets and KPIs which were determined in advance by the Compensation Committee and the Board. For further information, please see Section 5.2 above. The targets and KPIs of the CEO for 2023 were as follows: (i) measurable quantitative targets include revenue target – 25%, EBITDA target – 25% and cashflow target – 15%; (ii) individual qualitative evaluation – 15%; and (iii) a specific KPI relating to a corporate target – 20%. For further information, please see Section 5.2 above. Overall, the compensation of the CEO in the year under review was comprised of 73% of a base salary 27% of performance-based cash bonuses and share options granted.

For further information on director and senior management compensation, see also Section 5.3 -”Compensation for Acting Members of Governing Bodies”.

SHL Corporate Governance Report

Share Incentive Program

The grant of equity compensation to employees, directors and consultants of SHL and its subsidiaries is in the sole discretion of the Board which may determine from time to time and subject to the provisions of the 2021 Share Incentive Plan, additional grantees of equity compensation under the plan and any matter related to the administration of the 2021 Share Incentive Plan.

Equity compensation grants are done pursuant to the Board’s full discretion pursuant to the general rules set forth under the policy, as described herein. Options to VP’s are usually based on CEO’s recommendations and approvals by the Compensation Committee and the Board, and to the CEO based on the Compensation Committee’s recommendation and the Board’s approval.

Notwithstanding the aforesaid, pursuant to the provisions of the Israeli Companies Law, should such equity compensation be granted to the directors or a controlling shareholder as part of their compensation, such grant shall require the approval of the Compensation Committee, the Board and the shareholders, and with respect to office holders who are not directors, the CEO or controlling shareholders of the Company or their relatives, such grant shall require approval by the Compensation Committee, followed by approval by the Board, all of the foregoing approvals of the Compensation Committee and the Board to be made in accordance with the Compensation Policy. Pursuant to the Israeli Companies Law, the qualified majority described above (please refer to Section 5.2 with respect to the approval by the shareholders of the engagement of a controlling shareholder as an office holder or employee) is also required for the approval by the shareholders of the grant of equity compensation to a controlling shareholder as part of its compensation. Further, SHL’s Compensation Policy prescribes certain ceilings with respect to the value of any share-based compensation granted to (a) any individual officer; and (b) the non-executive directors as a group, in each case with respect to any three (3) year period (for more details regarding such ceilings, please refer to Section 5.1 above). The Compensation Policy also requires that the Compensation Committee and the Board, when discussing the grant, shall consider whether such grant is a suitable incentive for increasing SHL’s value in the long term, the economic value of the grant, the exercise price and the other terms (for further details of the Compensation Policy with respect to shareholdings programs see Section 5.1). For vesting conditions applicable to options, please refer to Section 2.2 above.

5.3.          Compensation for Members of the Board of Directors and Senior Management

Compensation for Acting Members of Governing Bodies

It may be noted that SHL is not subject to the Swiss Compensation Ordinance.

The total of all compensation (including all employer contribution into pension funds, managers insurance, other social benefit payments and national insurance payments) which was paid to the members of the Board of Directors and the Senior Management for their service or employment, as the case may be, during the year under review, was as follows: All figures are disclosed in their US dollar on a NIS/USD exchange rate equivalent, based of 3.69.

SHL Corporate Governance Report

Board of directors (USD)
Name	Function	Base Compensation and fringe benefits	Cash Bonus	Share options granted or exercised*	Total

Yariv Alroy	Active Chairman/non-executive member	200,357	-	-	200,357
Ehud Barak	Active Chairman/non-executive member	27,661	-	-	27,661
Erez Alroy	Non-executive member	2,122	-	-	2,122
Erez Nachtomy**	Executive member	2,122	-	-	2,122
Prof. Amir Lerman	Non-executive member	44,024	-	-	44,024
Yehoshua Abramovich	Non-executive member/Independent director	72,432	-	-	72,432
Dvora Kimhi	Non-executive member/Independent director	45,028	-	-	45,028
David Salton	Non-executive member/Independent director	2,122	-	-	2,122
Dr. Itamar Offer	Active Chairman/non-executive member	9,103	-	-	9,103
Orna Carni	Non-executive member/Independent director	2,513	-	-	2,513
Total for all Board members:		407,485	-	-	**407,785

*	Represents the fair value of the share options granted or exercised in the year under review.

**	Please see the table below related to the Senior Management SHL on the compensation Erez Nachtomy received in his function as CEO.

Senior Management SHL (USD)

Name	Function	Base Compensation and fringe benefits	Cash Bonus**	Share options granted or exercised*	Total
Erez Nachtomy***	CEO	265,781	-	-	265,781
David Arnon	CEO	165,924	51,216	389,219	606,359
Other members of the Senior Management		275,557	48,652	-	324,209
Total for all Members of Senior Management:		707,262	99,868	389,219	1,196,349

*	Represents the fair value of the share options granted or exercised.

**
Estimated amounts (for more information please refer to “Senior Management (Other than the CEO)” and “CEO” in this Section above). The actual payment of the cash bonus is subject to all applicable corporate approvals.

***	Please see the table above related to the Board of directors on the compensation Erez Nachtomy received in his function as board member.

The highest total compensation payable to a member of the governing bodies in 2024 was to David Arnon (see above). The Senior Management of SHL consisted of the CEO and one additional member during the year under review.

Pursuant to the Israeli Companies Law, the Compensation Committee, the Board and the shareholders of SHL re-approved and confirmed the existing directors’ and officers’ insurance provided, and indemnification undertaking issued by, the Company in favor of all of its officers and directors (including controlling shareholders) and authorized the management of the Company to negotiate and  execute,  and  to  periodically  renew and keep in force, for and on behalf of the Company, a liability insurance policy for all of the Company’s directors and officers, as shall be in office from time to time, for a coverage of up to USD 15 million. Accordingly, the undertaking by SHL to indemnify all directors and officers, in office from time to time, to the extent and limitations set forth in the indemnification letters issued to such persons, in an aggregate sum of up to USD 15 million was re-confirmed. The entitlement to insurance, exemption and indemnification arrangements, as may be approved by the Company from time to time, is also set forth in the Compensation Policy.

The table and numbers above include compensation to former board members and former members of governing bodies in the year under review.

SHL Corporate Governance Report

Share Allotment in the Year under Review

No Ordinary Shares of SHL were allotted to the executive or to the non-executive members of the Board, or to the management or parties closely linked to any such person during the year under review. For information on option allotments to directors and management members, please refer to the Section immediately following.

Share Ownership as of December 31, 2024

The number of Ordinary Shares held, pursuant to the Share Register, as of December 31, 2024, by the members of the Board and the Senior Management and parties closely linked to such persons amounted in the aggregate to 2,530,263 Ordinary Shares. For information on options allotted to the members of the Board and Senior Management, please refer to the table below. No RSUs were allotted in the year under review.

Share Options

Information with regard to Options granted in the year under review and held pursuant to the 2021 Incentive Plan as of December 31, 2024 by the members of the Board of Directors and Senior Management, as well as parties closely linked to such persons, is as set forth below.

Name	Function	Share Options outstanding at December 31, 2024	Weighted Average exercise price in CHF	Granted during the year	Exercise price of options granted	Vested	Exercised

Yariv Alroy	Active Co-Chairman	250,000	CHF 10.73			250,000	-
Ehud Barak	Active Co-Chairman	-	-	-	-	-	-
Dr. Itamar Offer	Chairman	-	-	-	-	-	-
Erez Alroy	Non-executive member	-	-	-	-	-	-
Erez Nachtomy	Executive member, CEO	-	-	-	-	-	-
Prof. Amir Lerman	Non-executive member	18,000	CHF 17.02	-	-	18,000	-
Yehoshua Abramovich	Non-executive member/Independent director	18,000	CHF 17.02	-	-	18,000	-
Dvora Kimhi	Non-executive member/Independent director	18,000	CHF 17.02	-	-	18,000	-
David Salton	Non-executive member	-	-	-	-	-	-
Ido Neuberger	Non-executive member	-	-	-	-	-	-
Nir Rotenberg	Non-executive member	-	-	-	-	-	-
Orna Carni	Non-executive member/Independent director	-	-	-	-	-	-
David Arnon	CEO	400,000	CHF 6.23	400,000	CHF 6.23	-	-
Amir Hai	CFO	110,000	CHF 16.75	-	-	85,624	-

For additional information with respect to share option plans adopted by SHL and the grant of options to purchase Ordinary Shares, see Section 2.2 above.

Additional Honorariums and Remuneration

None of the members of the Board and Senior Management or parties closely linked to such persons have billed honorariums or other remuneration in the financial year 2024 to SHL or to any of its subsidiaries for additional services performed during the year under review.

SHL Corporate Governance Report

Loans Granted to Governing Bodies

No guarantees, outstanding loans, advances or credits were granted during the year under review by SHL and its subsidiaries to executive members or non-executive members of the Board of Directors, Senior Management or parties closely linked to such persons.

6.            Shareholder Participation

6.1.          Voting Rights Restrictions, Representation Restrictions and Participation

There are currently no voting-rights and representation restrictions in place, except as set forth below. For voting rights of holders of ADSs and Ordinary Shares in general, please refer to Section 2.4 above. For the TOB Decision pursuant to which Mrs. Mengke Cai, Mr. Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Kun Shen are obliged to make a public tender offer for all listed shares in SHL and the suspension of their voting rights until the publication of the tender offer, see Section 2.4.1, and Section “Swiss Takeover Board Proceeding” under “Changes in the Financial Year 2023” above.

The voting rights of the ADSs and Ordinary Shares in general may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights if authorized in the future, such an authorization requires a majority of sixty- six (66) percent of the voting power present at the General Meeting pursuant to the Company’s Articles of Association. The quorum required for any meeting of shareholders is at least two (2) shareholders present in person or by proxy who together hold or represent at least thirty- three and one third (33.1/3) percent of the voting rights. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or to any time and place as specified in the notice of such meeting or as the chairman may designate with the consent of a majority of the voting power present and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two (2) shareholders present in person or by proxy, regardless of the number of Ordinary Shares represented.

Under SHL’s Articles of Association all resolutions submitted to the shareholders, unless provided for otherwise in the Articles of Association or under any applicable law, shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. For resolutions that require special majority, see Section “Statutory Quorums” below.

For the requirement of shareholders holding 5% or more of the Company’s shares or voting rights to provide the Company with an address in Israel to receive documents see Section 2.4.2 above.

6.2.          Statutory Quorums

Pursuant to the Company’s Articles of Association, the following resolutions require a special majority of sixty-six (66) percent of the voting power represented at the shareholders meeting: (a) increase of authorized share capital; and (b) creation of shares with special rights or modifications of share rights. Furthermore, under Israeli law and under SHL’s Articles of Association, a voluntary winding-up would require a majority of seventy-five (75) percent of the voting power represented at the shareholders meeting. For special majority requirements with respect to the adoption of the Company’s Compensation Policy, please refer to Section 5.1 above, with respect to controlling shareholder transactions, please refer to Section 5.2 above, and with respect to the election of Independent (external) Directors to the Board of Directors, please refer to Section 3.1 above.

SHL Corporate Governance Report

6.3.          Convocation of the General Meeting of Shareholders

Under SHL’s Articles of Association, an Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board. All General Meetings other than Annual General Meetings are called “Special General Meetings”. Pursuant to the Articles of Association of the Company and the Israeli Companies Law, the Board may, whenever it thinks fit, convene a Special General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board. Special General Meetings may also be convened upon requisition of either of the following (a) two (2) directors, or one fourth of the directors in service; or (b) one or more shareholders, holding not less than 5% of the issued and outstanding share capital of the Company and not less than 1% of the voting rights in the Company; or one or more shareholders holding not less than 5% of the voting rights of the Company. If a meeting shall be requisitioned as aforesaid, then the meeting shall be held not later than thirty-five (35) days from the time notice of such meeting is given to shareholders (unless otherwise required for a meeting at which matters may be voted on by ballot – see below).

Not less than twenty-one (21) days prior notice shall be given to any General Meeting and shall be published in one newspaper in Israel and in one newspaper in Switzerland or in accordance with the rules and regulations of the stock exchange on which SHL’s shares are listed. As permitted under applicable law, as of January 2016, the Company no longer publishes the notices in the newspaper, nor does it mail hard copies to shareholders, and the material can be downloaded from its website, following ad hoc publications of the agenda of such meetings. Shareholders may vote on certain matters (such as the election or removal of directors or transactions between a company and any of its officers or controlling shareholders or in which such persons may have a personal interest) by (i), in the case of holders of ADSs, by submitting a voter instruction form, and (ii), in the case of holders of Ordinary Shares, by submitting a written ballot with respect thereto (the “Ballot”) (but may vote thereon in person or by proxy). In the event such matters are included in the agenda of a General Meeting then not less than thirty five (35) days’ prior notice shall be given, unless to the Company’s best knowledge, at the time of the resolution regarding convening of the meeting, a controlling shareholder of the company will hold, as of the record date, such number of votes which will enable the controlling shareholder to pass the required resolution, even if all other shareholders participate and vote against (i.e. in general more than 50% of the voting rights).

Pursuant to relevant regulations promulgated under the Israeli Companies Law, in the event that a topic on the agenda requires also approval by the Board, then the relevant newspaper and shareholder notices shall not be published or sent, as the case may be, later than ninety (90) days following such Board approval. Since 2016, as permitted under Israeli law, Company does not provide written notices to shareholders, nor does it publish invitations in newspapers and only publishes ad hoc publications in connection with general meetings as well as on its website.

Pursuant to regulations promulgated under the Israeli Companies Law, the notice of a general meeting in a public company must in addition include the type of meeting, place and time thereof, a summary of the resolutions proposed to be adopted, the majority required with respect thereto and the record date. A public company must also include the phone number and address of its registered office and the times at which the full version of the proposed resolutions may be reviewed. In the event the agenda includes matters which may be voted on by Ballot, then additional details are required to be included in the notice, including, inter alia, the deadline for submitting shareholder statements to the company and the deadline for submitting Ballots.

A voter instruction form must be delivered to the Depositary or the applicable banks, brokers or other nominees (as set forth on the voter instruction form) by the date indicated on the voter instruction form, a proxy must be delivered to the registered office of SHL not later than 48 hours prior to the General Meeting and a Ballot must be delivered to the registered office of SHL not later than four (4) hours prior to the General Meeting. For the Ballot to become effective: (i) any shareholder whose shares are registered with the Company’s registrar of shareholders must enclose a copy of such shareholder’s identity card, passport or certificate of incorporation, as the case may be; and (ii) any shareholder whose shares are registered with Computershare must enclose a written confirmation from Computershare as to its ownership of the voting shares.

SHL Corporate Governance Report

The aforementioned regulations also stipulate that any shareholder wishing to state his position with respect to any of the said matters on the agenda may do so by requesting the Company to deliver such position to the other shareholders (the “Shareholder Statement”). The Shareholder Statement must be delivered to the registered office of the Company not later than ten (10) days prior to the general meeting as such date is determined by the Board. A Shareholder Statement shall be delivered to all shareholders no later than one (1) day following receipt thereof. Should a company elect to state its position with respect to such Shareholder Statement, it shall deliver such position (the “Company Statement”) to the shareholders, no later than five (5) days prior to the General Meeting. Any such Statement must be written in a clear and simple language and shall include no more than 500 words per subject matter. A Shareholder Statement shall detail the identity of such shareholder, as well as his percentage interest in the Company; a shareholder who is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement.

A shareholder submitting the Shareholder Statement, who acts in consort with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agenda, shall indicate so in the Shareholder Statement, and shall describe the aforementioned arrangements and the identity of the shareholders so acting in consort. Any shareholder (as well as any shareholder acting in consort with such shareholder) having a personal interest in any matter on the agenda, shall describe the nature of such personal interest. Any shareholder may revoke his/her/ its Ballot by submitting a cancellation notice (the “Cancellation Notice”). The Cancellation Notice together with sufficient proof as to the identity of such canceling shareholder, to the absolute discretion of an officer of the Company, must be delivered to the registered office of the Company not later than twenty-four (24) hours prior to the General Meeting. Any such shareholder submitting a Cancellation Notice may only vote by attending the General Meeting in person or by proxy. One or more shareholders holding, at the Record Date, shares representing five (5) percent or more of the total voting power in the Company, as well as any holder of such percentage out of the total voting power not held by the controlling shareholder(s), as such term is defined under Section 268 of the Israeli Companies Law, may, following the General Meeting, in person or by proxy, inspect the Ballots and the record thereof at the Company’s registered office. The competent court may, at the request of any shareholder who does not hold, at the Record Date, the aforementioned percentage, instruct the Company to allow the inspection of said documents and records, in whole or in part, on terms and conditions determined by the court.

6.4.          Agenda

Pursuant to the Israeli Companies Law, the agenda at a General Meeting shall be determined by the Board. Pursuant to the Israeli Companies Law, any one or more shareholders holding at least one (1) percent of the voting rights in the Company may request the directors to include a certain topic in the agenda of the general meeting, provided that such topic is suitable to be discussed at a general meeting. Pursuant to regulations promulgated under the Israeli Companies Law, (i) with respect to general meetings which include topics which may be voted on by Ballot (see above), such shareholder request needs to be submitted not later than seven (7) days from convening of the shareholder meeting; and (ii) with respect to other general meetings, such request needs to be submitted not later than three (3) days from convening of the shareholder meeting. In the event that the Board deems a suggested topic fit for inclusion in the agenda of the general meeting, the Company shall prepare an updated agenda and shall publish such agenda (both by newspaper notice and by notice to shareholders) not later than seven days after the last date on which requests for amendments to the meeting agenda could have been submitted. The foregoing does not apply in the event the Company publishes a preliminary notice of its intention to convene a general meeting, such preliminary notice to be published by shareholder notice at least twenty-one (21) days prior to the publication of the actual notice of the general meeting. In such preliminary notice, the Company shall describe the expected agenda topics and shall notify shareholders that Company shall be entitled not to examine any requests of shareholders to include additional topics on the agenda in the event such were received later than fourteen (14) days from the publication of the preliminary notice of the general meeting. At a General Meeting, resolutions may be adopted only on subjects that were specified in the agenda for the particular General Meeting.

SHL Corporate Governance Report

6.5.          Registration in the Share Register with Computershare

To be able to participate in a general meeting of the shareholders and vote the Shares, a holder of Ordinary Shares must be registered with Computershare Schweiz AG, by the record date set by the Board of Directors in its resolution to convene a general meeting of the shareholders. Such record date shall not, pursuant to regulations promulgated under the Israeli Companies Law, be earlier  than  forty (40) days prior the date of the General Meeting and not later than four (4) days prior to the date of such General Meeting (provided that with respect to General Meetings the agenda of which includes topics which may be voted on by Ballot (see above), such date shall be not later than twenty-eight (28) days prior to the General Meeting), or different periods as shall be permitted by applicable law. A determination of holders of Ordinary Shares of record with respect to a General Meeting shall apply to any adjournment of such meeting. Confirmations regarding share registration can be obtained from Computershare Schweiz AG. To be registered with Computershare Schweiz AG, a shareholder should request her or his custody bank to submit the respective request to Computershare Schweiz AG through a SIX SIS Ltd. member institution. Whoever acquires 33⅓ % of the voting rights regardless of whether this person can actually exercise those voting rights - is obliged to make a public takeover offer for all of the listed shares of such company. The acquirer must therefore make an offer to purchase or exchange securities in the company. For details about the TOB proceeding regarding the pending tender offer obligation of certain shareholders of the Company see Section “Swiss Takeover Board Proceeding” under “Changes in the Financial Year 2021” above. To the understanding of the Company, it is exempt from Israeli law provisions relating to special tender offers, but certain tender offer rules with respect to full tender offers under the Israeli Companies Law apply to it. These include that, if as result of an acquisition of shares an acquirer will hold more than ninety (90) percent of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Furthermore, pursuant to the Israeli Companies Law all of the shares of the minority shareholders will be transferred to the offeror in the event that either (a) such number of shares are tendered to the offeror so that more than ninety-eight (98) percent of the outstanding shares are held by it; or (b) such number of shares are tendered to the offeror so that less than five (5) percent of the outstanding shares did not accept the offer and more than half of the shareholders that do not have a personal interest in the acceptance of the purchase offer tendered their shares. SHL’s Articles of Association do not contain provisions regarding opting out or opting up.

6.6.          American Depositary Shares (American Depositary Receipts, “ADRs”)

See section 2.4.1.

6.7.          Clauses on Changes of Control

There are no clauses on changes of control in agreements and plans benefiting members of the Board of Directors and/or members of the Management and/or other members of SHL’s cadre, except: (i) under the Compensation Policy with respect to possible acceleration of options and retirement grant to the CEO in case of termination of employment by either party within six (6) months as of such event; under the Compensation Policy the special bonus due to a Full Exit Event as described in Section 5.1 above; and (iii) as described under Section 2.2 above with respect to the vesting schedule of the options granted to Mr. Yariv Alroy (For further details see Section 5.1 above).

SHL Corporate Governance Report

7.             ESG

SHL is dedicated to telemedicine. For more than a quarter of a century, we have been taking care of people in need of home-based medical support. Our ethos is to provide immediate and professional medical care when our patients need it. We monitor their health and wellbeing to reduce the need for emergency intervention and hospitalization. Our aim is to increase the quality of life of our users, e.g. for patients with chronic conditions, as well as the chances of survival e.g. if a heart attack strikes.

We invest our expertise in the research and development of innovative concepts that advance the field of telemedicine and evolve into state-of-the-art solutions that shape the future of healthcare. While doing so, SHL’s Board of Directors and Senior Management Team are committed to high standards of corporate governance, including transparency and accountability towards our Company’s stakeholders. The corresponding Corporate Governance reporting is updated on a yearly basis and available in the Annual Report.

Sustainability is a crucial task, for every company, regardless of size or industry. Therefore, and to demonstrate our commitment to a sustainable development, in 2024 we have developed, approved, and implemented a Code of Ethics that is available on our website (https://www.shl-telemedicine.com/wp-  content/uploads/2023/04/SHL-Code-of-Ethics- March-2023-1.pdf).

 These ethical principles were communicated to our employees and transferred to them as their responsibility.

This Sustainability Report should be read in connection with the other chapters of this report, i.e. the Corporate Governance chapter. In doing so, the Company is responding to the increased interest in non-financial reporting. This Sustainability Report 2024 follows the Directive on Information relating to Corporate Governance (Annex 7) of Swiss Exchange Regulation (SIX).

Here, we discuss the following topics: cyber security, employee aspects, environmental aspects including climate, social aspects, human rights, and anti-corruption – as they are relevant for our company and its stakeholders, and as we can achieve a positive impact on them. We describe our approach to these topics, outlining measures taken and our contributions (including the applied key performance indicators, KPI). We remain committed and vigilant to address any future challenges in good time.

In each of our territories, we conduct our business and operations subject to a variety of laws and regulatory regimes of the countries and  jurisdictions  in  which  we  operate  and provide our services, including but not limited to labor standards, workplace safety and security, prevention of sexual harassment/ molestation, privacy/data protection, anti- corruption, anti-competition ,financial relationships and anti-laundering, materials and waste hazards and recycling, and specific rules and regulations that apply to healthcare services providers. These ethical principles are communicated to the employees in the individual business units by means of directives and transferred to them as their responsibility. The CFO is responsible for the oversight over the implementation.

The topic of sustainability is in the responsibility of the CFO under the supervision of the CEO and the Board. SHL is in the process of further developing the concepts, measures, evaluation and controls.

7.1.          Cyber Security

As a global leader in telemedicine technologies and services, cyber security is a top priority in all our business activities. Our solutions are designed to protect patient data from unauthorized access, use, or disclosure. We have appointed an external dedicated Chief Information Security Officer reporting to the SHL CIO. We also developed and implemented policies, procedures and infrastructures that support SHL’s data security for sensitive information, disaster recovery and business continuity for different systems and system durability. The information security policy of our Company is based on the standards and regulations in the healthcare industry (ISO 27001, ISO 27799, and HIPAA compliance).

SHL Corporate Governance Report

SHL follows and implements the Israeli Cyber Defense Doctrine 2.0 (ICDM 2.0), a methodology for managing cyber risks in organizations: Following these guidelines, we have adopted several ISO standards, including the above-mentioned ISO 27001 and ISO 27799, to provide a foundation for its cybersecurity governance and risk management strategy. We also have a comprehensive privacy policy that addresses the protection of personal data which includes general guidelines for data protection, policy for customers regarding personal data collection, retention and sharing with third parties, approval form for usage of medical devices using or transmitting customer data.

In 2023 we have conducted a comprehensive risk assessment to identify the cybersecurity risks that are most relevant to our organization. Main risks identified relate to vulnerability for some infrastructure network attacks and to the customers and patients concern the interruption of telemedicine services and the leakage of health-related data. To make use of them one must have access to the network and bypass multiple layers The risks do not have a direct effect on client. All risks are managed in the cybersecurity workplan for 2024. It is worth noting there are no risks evaluated higher than medium. In general, we use a variety of tools and techniques to identify, assess, and analyze our cybersecurity risks on a constant basis. These tools and techniques include technical assessments, formal risk assessments, and threat modeling. We have also a comprehensive cybersecurity strategy and action plan in place that is fully addressing the risks identified in our risk assessment. This plan is regularly reviewed and updated to ensure that it remains effective.

Finally, we have implemented a continuous monitoring and review program to ensure that our cybersecurity program is effective and up to date managed by CISO and his team. This program includes regular penetration tests, vulnerability assessments, and incident response drills. The program includes weekly reporting to the CIO and annual reporting to the CEO.

In 2024, as a result of the program's operation, no information security incidents such as intrusion or information leakage occurred during the transfer of ECG data to the central server, and we significantly reduced cyber risks. The program also enables and supports compliance with Israeli and global regulations.

We track multiple KPIs related to cyber risks such as number of employees who took part in security training, percentage of employees who failed phishing simulations, dates of security policies last update, whether the monitoring systems are operating properly during our testing, frequency of testing compared to the workplan. Based on this proactive approach to cybersecurity, no cyber incidents and/or data breaches occurred in 2024.

7.2.          Employee Aspects

Employees are obliged to comply with the applicable laws and adhere to both our Mission statement (available here: https://www.shl- telemedicine.com/mission/) as well as our Code of Ethics.

SHL’s global business success is largely determined by the knowledge and skills of its employees. In addition, at a time when the labor market is characterized by a significant shortage of skilled workers and the workforce is ageing, knowledge transfer and effective employee recruitment are becoming a decisive factor for the long-term success of companies. We therefore aim to attract the best employees and provide them with the best possible support and training in their working environment. The retention and recruitment of top performers is and will be addressed by the HR management. An open communication culture, management that exemplifies the corporate values and a safe, healthy, and diverse working environment are all designed to promote employee commitment and identification with the work and the Company. Employees should be able to realize their full potential at SHL.

The Company operates a fair and non-discriminatory recruitment. The individual performance, skills, and potential of employees in their respective workplaces are the decisive factors in recruitment, training, and promotion. In March 2023 we adopted Whistleblower policy. During the recruitment process, all the employees are being informed of the company's Code Of Conduct, which guides that if there is a concern about a violation of legal provisions, regulations or  the Code of Conduct itself, including a matter involving a violation of the duty to maintain moral integrity involving a company employee, this must be reported immediately to the company's Code of Conduct Officer and/or his/her managers. The company's management undertakes to handle these reports with the utmost confidentiality, while protecting the reporter from harassment or harm.

SHL Corporate Governance Report

We pursue a fair, transparent, and comprehensible salary policy that is aligned to local, regional, and national practices. Our compensation policy aims to pay salaries that are in line with market conditions and take account of requirements, performance, success, and behavior monitored by VP operation & HR. For further information regarding the compensation schemes for the Board and Management team members, we refer to the Compensation Report in this Annual Report.

Employees	2024	2023
Israel	391	447
Germany	131	132
USA	4	4
Overall	526	583

Employees (in %)	2024	2023
Male	39%	39%
Female	61%	61%

At SHL, also the health and safety of its employees is a top priority. Our Code of Ethics states: “Directors, officers and employees must pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment, including full compliance with federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both the physical safety of employees, officers and directors as well as exposure to conditions in the workplace” controlled by VP Operations. We expect our suppliers as well as our business partners to act in the same way. Supplier agreements include the supplier's commitment to comply with legal requirements, and the company will incorporate commitments to comply with the code of conduct into its agreements.

7.3.          Environmental aspects

Doing business in a resource-efficient way is an everyday focus for us. Hence, our direct impact is limited, as SHL is a service provider company with no involvement of industrial activities and has no proprietary manufacturing locations.

With respect to our suppliers and manufacturers, our Code of Ethics states: “People who want to do business, or continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and sustainability to the Company’s needs”.

We have limited impact with regards to the CO2 emissions and Energy and water consumption mainly due to employee's vehicles that meet environment standards and most of business communication has been done by video conferences, the number of business flights is very limited.

7.4.          Social aspects

SHL aims to be a good corporate citizen. With its headquarters in Israel (Tel Aviv) and 30 years of history, SHL is an integral part of the local economy and community. We cultivate our relationships with local society, representatives of the local communities as well as R&D and business partners through continuous dialogue. The same applies to our presence in Germany (Munich) and in the US (Hauppauge, NY). We also maintain a constant and trustful dialogue with shareholders, the financial community as well as the Swiss (SIX) where the shares of SHL Telemedicine are currently traded.

SHL Corporate Governance Report

7.5.          Human Rights

SHL Telemedicine does not tolerate discrimination based on gender, skin color, religion, nationality, disability, age, sexual orientation, physical or mental disability, marital status, political views, or other legally protected characteristics. All forms of physical and psychological violence, bullying or sexual harassment in the workplace are prohibited. We do not tolerate any form of forced or child labor within the Company or its supply chain. In 2024, no human rights violations were recorded by SHL Telemedicine. The company's Code of Conduct instructs employees to report to the company's VP of Human Resources (responsible for the code of conduct) or their managers any violation or suspected violation of the company's principles of conduct and ethics.

7.6.          Anti-Corruption

SHL does not tolerate any illegal or unethical behavior. As our Code of Ethics states, “a director has a duty to report to the Board, and an officer or an employee has a duty to report to the CEO any activity she or he believes contravenes the law or a breach of the Code of Ethics”. We will not tolerate any form of retaliation against individuals who submit reports or complaints in good faith regarding suspected violations of the Code of Ethics.

Due to the characteristics of its business, SHL considers the risk of corruption to be low. Both in 2024 and 2023, no breaches of competition law or cases of corruption were identified in connection with SHL Telemedicine’s business activities. Nor have any sanctions been imposed for other material breaches of environmental, social, or other laws.

8.            Auditors

8.1.          Duration of the Mandate and Term of Office of the Head Auditor

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global are the auditors of SHL since 1997. Under the Israeli Companies Law and the Articles of Association, the auditors of SHL are appointed by resolution of the Annual General Meeting and serve until their re- election, removal or replacement by subsequent shareholder resolution. SHL’s auditors were last re-appointed at the 2023 Annual General Meeting. Mr. Ofer Ben-Ezra (CPA) replaced Mr. Itay Bar-Haim, as the head auditor from the 2020 audit following the auditor mandatory rotation rule pursuant to which the audit partner conducting the audit must be replaced every five (5) years.

8.2.          Auditing Honorariums and Additional Honorariums

Ernst & Young charged in the financial year 2024 approximately USD 439,000 for services rendered in connection with auditing the financial statements of SHL and its subsidiaries and the consolidated financial statements of the SHL Group.

8.3.          Additional Honorariums

In addition, Ernst & Young charged approximately USD 313,000 for additional services performed for the SHL Group in the field of tax advice and general advisory services. The aforesaid sums include payments made to other member firms of Ernst & Young outside of Israel.

8.4.          Supervisory and Control Instruments vis-a-vis the External Auditors

Pursuant to the Israeli Companies Law, the external auditors of the Company shall be independent, both directly and indirectly, from the Company. In the event that the Board of Directors becomes aware of any connection between the external auditors and the Company which constitutes a dependency, the Board shall instruct the auditors to immediately cease such connection. If the auditors do not adhere to this instruction, the Board shall call for a special general meeting of shareholders, within a reasonable time, in order to remove the auditors.

The Company may not condition the compensation of the external auditor in a way that may limit the performance of the audit or that links between the compensation and the outcome of the audit.

SHL Corporate Governance Report

The external auditor may at any time review such Company documents which it requires to perform its tasks, and to receive explanations with respect thereto. The auditor is entitled to participate in all annual meetings at which the financial statements audited by auditor are presented, and at all board meetings and FS committee meetings with respect to discussion and approval of such financial statements.

The external auditor reports to the Board in the meetings of the Board in which the external auditor participates.

If the auditor becomes aware of a material flaw in the financial controls of the Company, it must report such flaw to the Chairman of the Board. The external auditor participates in meetings of the Board and the FS Committee at which the annual and interim financial statements of the Company are discussed. The annual audit plan pursuant to which the external auditor conducts the audit is subject to the Audit Committee’s prior approval. Prior to each annual audit, the external auditor distributes a questionnaire to be filled by the Company, assessing the independence of such external auditor with respect to the Company. The Audit Committee also assesses the independence of the external auditor based on the abovementioned questionnaire prior to each annual audit. The remuneration of the external auditor is determined by the Board of Directors of the Company, once a year, based on the management’s recommendations. The performance of the external auditor is being assessed by the CFO of the Company based on continuous contact and interactions with the external auditor, and the CFO reports to the Financial Statements Committee and the Board of Directors.

During the year under review, the Board has held 4 (four) meetings with the Company’s external auditor as part of the authorization of the Annual and Interim Financial Statements, and the Audit Committee has held 3 (three) meetings at which the Company’s external auditor was present as part of the discussion with respect to the annual audit.

9.            Information Policy

SHL is committed to a policy of open and effective communications with customers, partners, shareholders and staff alike (within constraints imposed by confidentiality obligations and applicable law). SHL’s investor relations program features regular publication of relevant information for the benefit of the public and the capital markets. The actual share price, press releases and presentations are also available on the website. SHL maintains three (3) websites offering up-to-date corporate and product information: www.shl-telemedicine.com and www.shahal.co.il and www.smartheartpro.com.

SHL is also subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, and fulfills these requirements by filing reports with the SEC. SHL’s SEC filings are available to the public on the SEC’s website at www.sec.gov.

SHL also informs interested parties through a variety of corporate publications including annual  and  half-yearly reports, which can be ordered or downloaded from www.shl-telemedicine.com. These reports feature operational reviews as well as consolidated balance sheets, profit & loss statements and cash flow statements as of December 31 and June 30 respectively. The annual corporate governance report includes a corporate governance report as required under the SIX Listing Rules. The Company does currently not intend to publish quarterly financial statements. In addition, SHL conducts regular communication briefings with media representatives and financial analysts. SHL publishes price-sensitive information as required by the SEC and the SIX Listing Rules. The Company’s ad-hoc reports and press releases may be retrieved at https://www.shl- telemedicine.com/news/. Persons that wish to be included in the Company’s distribution list with respect to ad hoc notices may do so at https:// www.shl-telemedicine.com/contact-ir/.

Official notices concerning the listing of shares required under the SIX Listing Rules will be published in electronic form on the website of the SIX (currently www.six-group.com/en/ products-services/the-swiss-stock-exchange/ market-data/news-tools/official-notices. html#/).

SHL Corporate Governance Report

The Company may send notices to shareholders who are registered in the share register of the Company, Computershare Schweiz AG.

According to the Articles of Association, each shareholder holding 5% or more of the Shares or voting rights and each member of the Board of Directors of the Company is obliged to provide the Company with an address in Israel for the receiving of documents (including judicial documents). As long as such address has not been provided, the Company’s registered office will be considered as the Shareholder’s and/or director’s address for the receiving of documents (including judicial documents).

Insider Trading Policy and Closed Periods

SHL maintains an insider trading and management transactions disclosure policy (the “Insider Trading Policy”), last approved in April 2016. The Insider Trading Policy provisions are applicable to members of the Board, officers, employees, representatives and consultants of the Company, as well as the immediate family members and household members of such persons, in addition to any other person which may receive non- public information with respect to the Company (each being an “Insider”) which may have a material impact on SHL’s share price (“Insider Information”). Amongst others, the Insider Trading Policy forbids trading in SHL’s securities by the aforementioned persons while in possession of Insider Information. Insiders shall refrain from trading in SHL securities up until 24 hours have passed from the issuing of a press release containing Insider Information, but no sooner than the next trading day of the SIX Swiss Exchange.

According to SHL’s Insider Trading Policy, certain insiders (board members, CEO, CFO, CTO, all vice presidents (other executive officers that are subject to the CEO), all members of management of SHL Israel and SHL Germany, IR staff, Chief Medical Advisor and controllers) may not trade in SHL securities from the close of trading on the day that is three weeks prior to the expected date of the publication of the quarterly or half- yearly financial reports or four weeks prior to the expected date of the publication of the annual financial reports, until 24 hours after SHL’s financial results have been released to the press, but no sooner than the next trading day of the SIX Swiss Exchange.

The CEO or the CFO may impose additional closed periods for all Insiders. During such Closed Periods, no Insider may trade in any SHL securities. Furthermore, the Insider Trading Policy requires members of the Board and members of Senior Management to report to the CFO transactions in SHL securities executed by themselves or by certain related parties no later than on the second trading day following the transactions. The CFO has to file such Disclosure Report with the SIX Swiss Exchange within three (3) trading days upon receiving the Disclosure Report.

Investor’s calendar

Annual General Meeting	May 28, 2025

Half Year 2024 Report	September 2025

Contact person for Investor Relations Lior Haalman, Chief Financial Officer liorh@shahal.co.il

Ms. Fabienne Farner, Investor Relations,
IRF Reputation AG farner@irf-reputation.ch 55
Tel: +41 43 244 81 42

SHL TeleMedicine Ltd.
Ashdar Building
90 Yigal Alon St. Tel Aviv 6789130 Israel
Tel. +972 3 561 2212
Fax. +972 3 624 2414
E-mail: shl@shl-telemedicine.com
www.shl-telemedicine.com

SHL Corporate Governance Report

Consolidate
Financial Statements
2024

Financial Overview

General

2024 marked a year of substantial transformation in the company’s board and executive leadership. Four new board members, including the chairman, were appointed. Additionally, the new CEO assumed office in August 2024, followed by the CFO in March 2025. These strategic appointments, along with further management changes within subsidiaries, have shaped a dynamic leadership team to steer the organization forward.

The management is prioritizing growth in the company’s robust and well-established Israeli operations, further expanding and gaining traction in the U.S. market, and mitigating losses incurred in the German operations.

On September 24, 2024, Perluk – Medical Holdings Ltd., Haim Perluk and Orna Perluk, the main holders of the outstanding ordinary shares of the Mediton Group not yet owned by the Company (together, the "Sellers") exercised their put option right under the Share Purchase Agreement, dated August 25, 2021, among the Company, Mediton and Medishur (the "Mediton SPA"), requiring the Company to purchase all of the Sellers’ remaining holdings in the Mediton Group. The purchase price is NIS 31.1 million (approximately USD 8.4 million) for the remaining 30% stake. As a result, there is no remaining minority interest in the Mediton Group. As of the report's publication date, the deal has not closed yet.

As part of its cost-reduction initiatives, the Company announced in March 2025 the delisting of its American Depository Receipts (“ADRs”). The Company’s ordinary shares continue to be listed on the SIX Swiss Exchange.

Financial Overview

Business Overview

Profitability in the Israeli market improved year-over-year in 2024, both in terms of Operating Profit (EBIT) and Adjusted EBITDA1. This improvement was driven by revenue growth in the B2B segment.

In Germany, the company faced several challenges during 2024, including a reduction in participants from a customer in the chronic care segment. This resulted in a USD 1.4 million decline in revenue. The virtual visit segment remained stable, but less profitable, due to a transition from video consultations to tele-doctor services. Consequently, EBIT and Adjusted EBITDA for the German operations remained negative in 2024.

Unfavorable market conditions, together with the continued need for investment in the technological service platform – critical to maintaining competitiveness and meeting customer expectations in Germany – led to a USD 15.1 million write-off of intangible assets related to the German operation. This includes USD 13.5 million in goodwill and USD 1.6 million in R&D intangible assets. Additionally, the German operations recorded USD 2.4 million in one-time costs. Altogether, these contributed to a significant impact of about USD 17.4 million on consolidated Profit & Loss. The company also incurred an additional USD 2.4 million in extraordinary costs during 2024. As a result, the 2024 income statement reflects approximately USD 19.8 million in other expenses. However, it is important to note that USD 17 million of the USD 19.7 million total (mainly related to the intangible asset impairment) are non-cash expenses and do not negatively affect cash flow.

In the U.S. market, efforts were focused on crafting an effective go-to-market strategy for the Direct-To-Consumer business, which offers a comprehensive, home-based subscription service for professional cardiac care. These efforts, which entailed considerable marketing investments, resulted in an operational loss of approximately USD 4 million.

1 Adjusted EBITDA is defined as: Operating Profit (EBIT) excluding depreciation & amortization expenses, ESOP (Employee Stock Option Plan) and “Other expenses”. See explanation below and reconciliation table under the "financial Result Snapshot" in the next page.

Financial Overview

Financial Results Snapshot

The following table provides a snapshot of the financial results reported in accordance with generally accepted accounting principles (GAAP). The 2023 figures are presented in constant currency (2023CC)2 for more meaningful comparisons, though exchange rate fluctuations had a minimal impact in 2024.

Profit & loss for the years 2023–2024, in thousands of USD:

USD ('000)	2024	2023	change %	2023 CC	change %
Revenues	$56,779	$57,075	(1)%	$56,930	(0)%

Cost of revenues	$30,986	$31,814	(3)%	$31,734	(2)%
Gross profit	$25,794	$25,262	2%	$25,196	2%
% of revenues	45%	44%		44%

R&D costs	$5,357	$5,260	2%	$5,255	2%
S&M expenses	$10,450	$10,581	(1)%	$10,559	(1)%
G&A expenses	$17,052	$16,228	5%	$16 189	5%
EBIT Before other expenses	$(7,065)	$(6,807)	0%	$(6,808)	0%
Other expenses	$19,727	$2,198		$2,196
EBIT	$(26,792)	$(9,005)	198%	$(9,005)	198%
% of revenues	(47)%	(16)%		(16)%
Financial expenses (income)	$20	$(3,042)		$(3,031)
Tax expenses / (Tax benefit)	$939	$891		$888
Net profit	$(27,751)	$(6,855)	0%	$(6,862)	0%
Adjusted EBITDA	$846	$2,133	(60)%	$2,114	(60)%
% of revenues	1%	4%	0%	4%	0%
EBIT To Adjusted EBITDA Bridge
EBIT	$(26,792)	$(9,005)		$(9,005)
Depriciation & Amortization	$7,544	$7,688		$7,674
Other expenses	$19,727	$2,198		$2,196
ESOP	$366	$1,252		$1,247
Adjusted EBITDA	$846	$2,133		$2,114

2 Constant Currency – To enable meaningful comparison between 2024 and 2023 results, 2023 results are also presented in 2024 currency exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel.

Financial Overview

Revenue
In 2024, total revenues remained stable at USD 57 million, comparable to 2023. Revenue growth in Israeli operations was offset by a decline in German revenues.

Revenues from Israeli operations were USD 43.5 million, up from USD 41.9 million in 2023. On a constant currency basis, revenues increased by USD 1.6 million, driven by the B2B segment. Revenues from the German operations declined to USD 12.7 million from USD 14.1 million in 2023, reflecting a constant currency decrease of USD 1.4 million.

Geographically, Israeli operations contributed 77% to total revenues, while the German business accounted for 22%. The remaining share came from the U.S. This compares with 74% and 25% respectively in 2023.

Gross Profit

2024 gross profit was USD 0.6 million above 2023. It grew from 25.2 in 2023 to 25.8 USD million in 2024, representing 45% of revenues, leveraging the revenue growth in the Israeli B2B segment to capture economy of scale.

Research and Development Costs, Net

SHL has developed a cutting-edge heart monitoring technology, SmartHeartTM, and continues to invest in its advancement. Portions of the annual gross R&D expenses are capitalized and subsequently amortized. The investments support both the SmartHeartTM technology platform and the development of the service platform in Germany.

Net R&D costs in 2024 amounted to USD 5.4 million, remaining largely in line with the prior year (2023: USD 5.3 million). In both years, amortization of capitalized R&D costs was stable at USD 2.8 million. Gross R&D expenses were USD 5.2 million in 2024, down USD 1.5 million from USD 6.7 million in 2023, primarily due to lower spending in Germany. Accordingly, capitalized R&D costs decreased by USD 1.5 million to USD 2.7 million, from USD 4.2 million in 2023.

Selling and Marketing Expenses

Selling and marketing expenses totaled USD 10.5 million in 2024, showing an insignificant change from USD 10.6 million in 2023 (constant currency). These expenses included customer relations depreciation of USD 1.3 million, consistent with 2023. In the U.S., expenses increased by USD 0.5 million to support the DTC launch, while they decreased by USD 0.3 million in Israel and Germany. Selling and marketing expenses represented approximately 18% of revenue, consistent with 2023.

General and Administrative Expenses

General and administrative expenses for 2024 were USD 17.0 million, compared to USD 16.2 million in 2023. In constant currency, they increased by USD 0.8 million, mainly due to one-time cost relief in Germany in 2023.

Financial Overview

Operating Loss

Operating loss before “other expenses” was USD 7 million in 2024, improving from a USD 6.8 million loss in 2023. This USD 0.2 million improvement was driven by higher gross profit, partially offset by increased G&A costs.

Other Expenses

One-time extraordinary expenses totaled USD 20 million in 2024, significantly up from USD 2 million in 2023. Most of the 2024 amount was due to impairments of intangible assets, particularly goodwill related to the German operations. The breakdown includes USD 13 million in goodwill, USD 3 million in other intangibles, and USD 4 million in additional extraordinary costs. Approximately 86% of these USD 20 million were non-cash, thus having no adverse impact on debt or liquidity. The goodwill impairment reflects ongoing challenges in achieving profitability in Germany.

Operational Loss (EBIT) & Adjusted EBITDA

Operating loss (EBIT) was USD 27 million, a deterioration from a loss of USD 9 million in 2023, mainly due to USD 20 million in other expenses.

Adjusted EBITDA, which excludes these other expenses, remained relatively stable at USD 1 million, compared to USD 2 million in 2023. This indicates that the company’s core operational performance in 2024 was similar to 2023, excluding non-recurring items.

The table below details the Adjusted EBITDA calculation for the years 2023 and 2024:

USD - Million	2024	2023
EBIT (operating loss)	(26.8)	(9.0)
Plus:
Depreciation & Amortization	7.6	7.6
ESOP (equity-based compensation)	0.4	1.3
Other expenses	19.7	2.2
Adjusted EBITDA	0.9	2.1

Financial Income/Expenses

Net financial cost in 2024 was under USD 0.1 million, compared to a net income of USD 3.0 million in 2023. The prior year’s gain was attributable to income from investor options modifications of USD 1.8 million and favorable exchange rate differences of USD 1.0 million.

Taxes on Income

Income tax expense for 2024 was USD 1.0 million, compared to USD 0.9 million in 2023.

Financial Overview

Net Loss

The net loss for 2024 was USD 27.8 million, compared to a loss of USD 6.9 million in 2023. This was mainly due to the USD 19.7 million in one-time other expenses and a USD 3.0 million reduction in financial income.

Significant Changes in Assets, Liabilities and Equity

Balance Sheet

The table below details main balance sheet items as of 31 December 2023 and 2024:

Consolitaed Balance sheet
	December 31,
USD - Million	2024	2023	Diff.
ASSETS
Current Assets	$27	$40	$(13)
Non-Current Assets	$14	$15	$(1)
Property & Equipment, Net	$5	$5	$(0)
Goodwill	$19	$33	$(14)
Intangible Assets	$16	$20	$(4)
Total assets	$81	$113	$(32)

LIABILITIES AND EQUITY
Current liabilities	$27	$17	$9
Non-Current liabilities	$15	$19	$(4)
Total liabilities	$42	$37	$5
Non-controlling interests		$-
EQUITY:	$39	$76	$(37)
% of total Balance sheet	49%	68%
Total liabilities and equity	$81	$113	$(32)

The Company's balance sheet decreased by USD 32 million from USD 113 million in 2023 to USD 81 million. This decline is primarily attributed to a USD 16 million reduction in intangible assets (USD 13 million in goodwill and USD 3 million in other intangible assets), as well as a USD 9 million decrease in cash and short-term investments.

Total liabilities increased net by USD 5 million, with a USD 9 million rise in current liabilities (mainly payables), partially offset by a USD 4 million decrease in non-current liabilities due to repayments of bank loans and lease obligations.

Equity stood at USD 39 million as of year-end 2024, down USD 37 million from the previous year, primarily due to the net loss of USD 28 million (including around USD 20 million in other expenses). Following the PUT option exercise for the remaining 30% share in the Mediton Group, there is no longer any minority interest in equity.

Financial Overview

Cash Flow

Cash flow from operations was nearly balanced. Cash flow used for operating activities in 2024 was USD 0.4 million, compared to USD 1.5 million used in 2023. The improvement was mainly related to a decrease in trade receivables.

Net cash from investing activities totaled USD 6 million in 2024, including USD 10 million from short-term deposit sales and USD 4 million in capital expenditures. CAPEX consisted of USD 2.7 million in intangible asset development (USD 1.5 million less than USD 4.2 million in 2023) and USD 1.0 million in fixed asset investments (compared to USD 1.3 million in 2023).

Net cash used in financing activities was USD 4.9 million in 2024, compared to USD 13.7 million provided in 2023. The difference was due to USD 20.0 million raised in 2023 from investor option exercises. The 2024 use of funds of USD 4.9 included USD 2.5 million in lease payments and USD 2.1 million for long-term loan repayment.

As of December 31, 2024, cash and cash equivalents, along with short-term bank deposits, totaled USD 17.5 million, compared to USD 26.3 million at the end of 2023.

Consolidated CF statement
USD millions
	2024	2023
Net cash used in operating activities	$(0.4)	$(1.5)
Net cash provided by (used in) investing activities	$6.1	$(9.3)
Net cash provided by (used in) financing activities	$(4.9)	$13.7
Effect of exchange rate changes on cash	$0.2	$(0.6)
Increase in cash and cash equivalents	$1.0	$2.2

/s/ Lior Haalman
Lior Haalman CFO

Financial Overview

SHL TELEMEDICINE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

SHL TELEMEDICINE LTD.

Opinion

We have audited the consolidated financial statements of SHL Telemedicine Ltd. and its subsidiaries (the "Group"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2024 and 2023, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2024 and 2023, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

Basis for opinion

We conducted our audits in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

The Key Audit Matters we identified are:

Description of Key Audit Matter and why a matter of most significance in the audit	How our audit addressed the Key Audit Matter
Existence and measurement of medical devices
As of December 31, 2024, the total carrying amounts of telemedicine devices in property and equipment and inventory are approximately $1.7 million and $4.2 million, respectively. These amounts are comprised of thousands of devices that are on loan to customers (property and equipment) and that are being held by the Group (inventory). The Group's monitoring of the existence and measurement (as described in Notes 2e and 2i in the consolidated financial statements) of these devices involves a complex interface among automated and non-automated accounting records distributed among various entities within the Group. The aforementioned factors led us to conclude that the existence and measurement of telemedicine devices is a key audit matter.

Our audit procedures included testing of physical counts of the devices and extensive detailed testing of the accounting records, including checking mathematical accuracy, to support the carrying amounts of the devices. We also performed substantive testing and examination of underlying documentation to support the costs comprising the carrying amounts, including the appropriate elimination of intercompany profit for transfers of devices between entities in the Group. We evaluated the realizability of the carrying amounts based on analysis and testing of invoices issued subsequent to the reporting date. We also performed significant testing of cross-referencing of data between different systems to support the existence of the devices on loan.

Impairment of Goodwill
As of December 31, 2024, the carrying amount of Goodwill is approximately $19.1 million. Management performs a review of the Goodwill for impairment pursuant to IAS 36. This impairment review involves significant judgmental assumptions and estimates with respect to future cash flows from the Group's operations, as described in Note 11 to the consolidated financial statements. Due to the significance of the amount and the judgmental nature of management assumptions, we concluded that this is a key audit matter.

Our audit procedures included the assessment of the recoverability of Goodwill by auditing management's forecasts of revenues and cash flows to be generated from its cash generating units in Israel and Germany. As part of our audit of the goodwill, we compared management's forecast to actual results and future budget, as well as gaining an understanding and performing sensitivity analysis of reasonably possible changes in the significant assumptions underlying the forecast, including growth rates and discount rates. We were assisted by our internal valuation specialists in evaluating the methodology and significant assumptions used by management, in particular the discount rates. We identified and analyzed changes in significant assumptions from the prior year and evaluated the consistency of assumptions used.

Capitalized development costs.
As of December 31, 2024, the carrying amount of capitalized development costs is $7 million, as described in Note 11 to the consolidated financial statements.
The assessment of whether development costs meet the criteria for recognition as an intangible asset requires significant management judgment, in particular with respect to technical feasibility and generation of future economic benefits.
Due to the significance of the amount and the judgmental nature of management assumptions, we concluded that this is a key audit matter.

Our audit procedures included updating our understanding, via meetings with management, of the nature and composition of development costs capitalized in 2024. We evaluated whether the expenses capitalized during the current year meet the capitalization requirements according to IAS 38, Intangible Assets. We challenged the existence and value of capitalized development costs for them to have a valid business rationale as well as valid expectations for future economic benefits to the Group. Amongst our procedures we challenged the useful life of the capitalized development costs.

Other information included in the Group’s 2024 Annual Report

Other information consists of the information included in the Group’s 2024 Annual Report other than the consolidated financial statements and our auditors’ report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and the board of directors for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The board of directors is responsible for overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

►
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

►
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

►	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

►
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

►
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

►
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the year ended December 31, 2024 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditors’ report is Mr. Ofer Ben Ezra.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 23, 2025	A Member of Ernst & Young Global

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	7,679	6,693
Short-term investments	6	9,843	19,557
Trade receivables	7	7,309	8,557
Inventory	2e	1,171	3,459
Other accounts receivable	9	1,470	1,792

		27,472	40,058
NON-CURRENT ASSETS:
Inventory	2e	3,070	1,913
Prepaid expenses	8	2,850	3,220
Call option to non-controlling interests, net	17	-	147
Long-term deposits		301	328
Right-of-use assets	12	5,827	7,214
Deferred taxes	19d	1,448	2,055

		13,496	14,877

PROPERTY AND EQUIPMENT, NET	10	4,961	4,892

GOODWILL	11	19,131	32,965

INTANGIBLE ASSETS, NET	11	15,699	20,257

Total assets		80,759	113,049

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	13	2,206	2,160
Current maturities of lease liabilities	12	2,131	2,435
Deferred revenues	15	316	304
Income taxes payable	19	231	119
Trade payables		3,649	3,884
Liability for acquisition of non-controlling interests	20	8,540	-
Other payables	16	9,468	8,536

		26,541	17,438
NON-CURRENT LIABILITIES:
Loans from banks	14	8,197	10,460
Deferred taxes	19d	2,000	2,313
Lease liabilities	12	3,584	4,804
Employee benefit liabilities	18	1,189	1,573

		14,970	19,150

Total liabilities		41,511	36,588

EQUITY:	23
Attributable to equity holders of the Company:
Issued capital		48	48
Additional paid-in capital		156,690	156,334
Treasury shares		(2)	(2)
Foreign currency translation reserve		(6,351)	(5,294)
Capital reserve for options		1,514	1,514
Capital reserve for remeasurement gains on defined benefit plans		1,192	1,058
Capital reserve from transactions with non-controlling interests		(5,618)	-
Accumulated deficit		(108,225)	(80,130)

		39,248	73,528

Non-controlling interests		-	2,933

Total equity		39,248	76,461

Total liabilities and equity		80,759	113,049

The accompanying notes are an integral part of the consolidated financial statements.

April 23, 2025	/s/ Itamar Offer	/s/ David Arnon
Date of approval of the	Itamar Offer	David Arnon
financial statements	Chairman of the Board	CEO

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2024	2023

Revenues	24a	56,779	57,075
Cost of revenues	24b	30,986	31,814

Gross profit		25,793	25,261

Research and development costs	24c	5,357	5,260
Selling and marketing expenses	24d	10,450	10,581
General and administrative expenses	24e	17,052	16,228
Other expenses	24g	19,727	2,198

Operating loss		(26,793)	(9,006)
Financial income	24f(1)	1,447	4,833
Financial expenses	24f(2)	(1,468)	(1,791)

Loss before taxes on income		(26,814)	(5,964)
Tax expenses	19b	939	891

Net loss		(27,753)	(6,855)

Other comprehensive income:

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Re-measurement gain on defined benefit plans	18	134	52
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(1,124)	(2,119)

Total other comprehensive income		(990)	(2,067)

Total comprehensive loss		(28,743)	(8,922)

Net profit (loss) attributable to:
Equity holders of the Company		(28,095)	(7,056)
Non-controlling interests		342	201

		(27,753)	(6,855)

Comprehensive income (loss) attributable to:
Equity holders of the Company		(29,018)	(9,001)
Non-controlling interests		275	79

		(28,743)	(8,922)
Earnings per share:
Basic loss	25	(1.71)	(0.43)
Diluted loss	25	(1.71)	(0.54)

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Issued capital		Additional paid-in capital		Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	43		130,009		(2)	(3,291)	1,002	1,000	-	(73,074)	55,687	3,602	59,289

Exercise of share options	5		25,114		-	-	512	-	-	-	25,631	-	25,631
Exercise of Employee options	*	)	*	)	-	-	-	-	-	-	-	-	-
Share-based payments	-		1,116		-	-	-	-	-	-	1,116	136	1,252
Equity component of transaction with non-controlling interest	-		95		-	-	-	-		-	95	(95)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	-	(789)	(789)
Net profit (loss)	-		-		-	-	-	-	-	(7,056)	(7,056)	201	(6,855)
Total other comprehensive income (loss)	-		-		-	(2,003)	-	58	-	-	(1,945)	(122)	(2,067)

Balance as of December 31, 2023	48		156,334		(2)	(5,294)	1,514	1,058	-	(80,130)	73,528	2,933	76,461

Share-based payments	-		333		-	-	-		-	-	333	33	366
Equity component of transaction with non-controlling interest	-		23		-	-	-		-	-	23	(23)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-		-	-	(279)	(279)
Acquisition of non-controlling interests	-		-		-	-	-	-	(5,618)	-	(5,618)	(2,939)	(8,557)
Net profit (loss)	-		-		-	-	-		-	(28,095)	(28,095)	342	(27,753)
Total other comprehensive income (loss)	-		-		-	(1,057)	-	134	-	-	(923)	(67)	(990)

Balance as of December 31, 2024	48		156,690		(2)	(6,351)	1,514	1,192	(5,618)	(108,225)	39,248	-	39,248

*)          Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023
Cash flows from operating activities:

Net loss	(27,753)	(6,855)

Adjustments required to reconcile net loss to net cash used in operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	7,541	7,692
Impairment of Goodwill	13,450	-
Impairment of intangible assets	2,765	-
Impairment of property and equipment	164	-
Capital loss from disposals of property and equipment	25	278
Capital gain from amendment of lease liabilities	(6)	(399)
Change in employee benefit liabilities, net	(187)	180
Financial expenses (income), net	630	(2,446)
Valuation gain from short-term investments	(558)	(848)
Cost of share-based payments	366	1,252
Tax expenses	939	891

	25,129	6,600
Changes in operating assets and liabilities:

Decrease (increase) in trade receivables, net	1,183	(975)
Decrease (increase) in inventory	625	(156)
Decrease in prepaid expenses	347	44
Decrease in other accounts receivable	310	62
Increase (decrease) in trade payables	(211)	235
Increase in deferred revenues	14	51
Increase in other accounts payable	266	965

	2,534	226
Cash paid and received:

Interest received	1,302	621
Interest paid	(1,165)	(1,296)
Income tax received	367	8
Income taxes paid	(786)	(800)

	(282)	(1,467)

Net cash used in operating activities	(372)	(1,496)

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023
Cash flows from investing activities:

Purchase of property and equipment	(950)	(1,289)
Investment in intangible assets	(2,714)	(4,203)
Investment in short-term deposits	-	(9,840)
Proceeds from short-term deposits	10,023	5,855
Proceeds from sale of fixed assets	27	-
Purchase of short-term investments	(3,015)	(2,291)
Proceeds from sale of short-term investments	2,662	2,422

Net cash provided by (used in) investing activities	6,033	(9,346)

Cash flows from financing activities:

Dividend paid to non-controlling interests	(279)	(789)
Payment of lease liabilities	(2,468)	(2,648)
Exercise of share options	-	20,298
Payment of long-term loans	(2,118)	(2,070)
Payment of liability to underwriters	-	(1,124)

Net cash provided by (used in) financing activities	(4,865)	13,667

Effect of exchange rate changes on cash and cash equivalents	190	(615)

Increase in cash and cash equivalents	986	2,210
Cash and cash equivalents at the beginning of the year	6,693	4,483

Cash and cash equivalents at the end of the year	7,679	6,693

Non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	1,184	(1,265)
Incurrence of liability for acquisition of non-controlling interests	(8,557)	-

Liability derecognized and recorded in equity upon exercise of share options	-	5,333

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
SHL Telemedicine Ltd. ("SHL" and/or "the Company") was incorporated in Israel. The registered office is located at Ashdar Building, Yigal Alon St. in Tel Aviv. Its shares are publicly traded on the SIX Swiss Exchange under the symbol SHLTN. In April 2023 the Company started trading its American Depositary Shares (“ADRs”) on The NASDAQ Capital Market (the “Nasdaq”), under the ticker symbol “SHLT” – see Note 27c.

SHL and its subsidiaries ("the Group") develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL's personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. In addition, the Group provides B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers.

b.	The effects of the October 7th. War:

On October 7, 2023, war broke out in Israel ("The War"). The War led to a slowdown in business activity throughout the Israeli economy, as a result, among others, of the shutdown of enterprises in the south and north of Israel, the damage to local infrastructures, the nationwide military reserve draft for an indefinite period and the disruption of economic activity in the entire country.

The potential fluctuations in commodity prices, foreign currency exchange rates, availability of materials and manpower, local services and access to local resources are all liable to affect entities whose main operations are conducted in or with Israel.

Although Mediton's operations, which provide services that are based on a fee-for-service model, were affected by The War during the last quarter of 2023, it was back on track in the beginning of 2024. SHL B2C cardio services in Israel had no major business adverse impact. As of the reporting date, the Company’s activities in the Israeli market are continuing with no significant interruptions.

Following the start of the War, at the beginning of 2024, international rating agencies such as S&P, Moody’s downgraded Israel’s credit rating. Additional downgrading was announced later during the year. The above-mentioned downgrading of the credit rating of the State of Israel may have a potential negative impact on the Israeli economy and on the Company. It also has a possible negative impact on interest rates, and hence of the Company’s finance costs, as well as on a potential future debt raising, if any.

Towards the end of the reporting year, ceasefire agreements were signed in Lebanon and Gaza. However, the agreements are not being fully complied with as of the report’s publication date. Therefore, at this stage it is impossible to assess the full effect of the War on the Company and its results in the medium term.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	Potential Impact of the new US Tariffs:

The imposition of new tariffs by the Trump administration could create several challenges for an Israeli company that conducts business with the United States.

However, given the current very small size of Company activity in the US no significant adverse impact on the Company is expected.

NOTE 2:-	ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	These financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Group's financial statements have been prepared on a cost basis, except for marketable securities, liability to underwriters and derivatives (put option, and liability for share options) which are measured at fair value through profit or loss and employee benefit assets and liabilities.

The Group has elected to present the statement of comprehensive income using the function of expense method.

2.	Consistent accounting policies:

The accounting policies adopted in the financial statements have been applied consistently for all periods presented, unless otherwise stated.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less/plus the consideration paid or received.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

c.	Functional currency and presentation currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The functional currency of the Company and it's subsidiaries in Israel is the NIS.

When a Group entity's functional currency differs from the presentation currency, that entity's financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)
Assets and liabilities of foreign operations, including goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of said foreign operation, are translated at the closing rate at the end of the reporting period.

b)	Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

2.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets or carried to equity in hedge transactions, are recognized in profit or loss.

d.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

e.	Inventory:

Inventory of telemedicine devices for sale is presented at the lower of cost or net realizable value. Cost is determined using the "first-in, first-out" method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

f.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading, including derivatives, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

2.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit loss.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

b)	Financial liabilities measured at fair value through profit or loss:

Financial liabilities measured at fair value through profit or loss include liabilities held for trading, including derivatives, and financial liabilities that meet certain criteria which are designated upon initial recognition to fair value through profit or loss.

At initial recognition, the Company measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

4.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

g.	Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	The Group as a lessee:

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments (excluding variable lease payments) discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group 's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the periods of depreciation of the right-of-use assets by class of underlying asset:

	Years	Mainly

Motor vehicles	1.5 - 3.5	3
Buildings	4 - 11	10

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.	Variable lease payments that depend on an index:

On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

3.	Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

4.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Group remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Group recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Group subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

h.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the date of acquisition with the addition of non-controlling interests in the acquiree.

Direct acquisition costs are carried to the income statement as incurred.

A put option granted by the Group to non-controlling interests and concurrently a call option received by the Group from the non-controlling interests that can be settled in cash or by the delivery of a variable number of shares are accounted for as a derivative financial liability or asset presented on a net basis and measured at fair value. The non-controlling interests continue to be recognized in equity until the put or call options are exercised. See Note 20 for further information.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of evaluation of impairment of goodwill, goodwill purchased in a business combination is evaluated and attributed to the cash-generating units to which it had been allocated.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated at constant annual rates on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Medical equipment	10 - 15	(mainly 15)%
Motor vehicles and ambulances	15 - 20	(mainly 20)%
Office furniture and equipment	6 - 7	(mainly 6)%
Computers and peripheral equipment	15 - 33	(mainly 20)%
Leasehold improvements	see below
Telemedicine devices on loan to customers	10

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Group and intended to be exercised) and the expected life of the improvement.

j.	Intangible assets:

Intangible assets acquired in a business combination are included at fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired.

The useful life of intangible assets is as follows:

Years

Developments costs	5 - 10
Computer software	5
Contracts	6.75
Customer relations	10
Information technology	6

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from development or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the  intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

The asset is measured at cost less any accumulated amortization and any accumulated impairment losses. Costs recognized as intangible assets include directly attributable costs of preparing the asset for its intended use such as cost of materials, direct labor costs and overhead.

Amortization of the asset begins when development is complete and the asset is available for use. As for the testing of impairment, see k below.

k.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill related to subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the Group's cash-generating units that is expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year or more frequently if events or changes in circumstances indicate that there is impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

2.	Development costs capitalized during the development period:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is impairment.

l.	Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes. Current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred taxes in profit or loss represent the changes in the carrying amount of deferred tax balances during the reporting period, excluding changes attributable to items recognized outside of profit or loss.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income". Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group's policy not to initiate distribution of dividends that triggers an additional tax liability.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

m.	Share-based payment transactions:

The Company's employees are entitled to remuneration in the form of equity-settled share-based payment transactions (see details in Note 22).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard option pricing model, additional details are given in Note 22d

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The short-term employee benefit liability in the statement of financial position is measured on an undiscounted basis.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies or funds and classified as defined contribution plans or as defined benefit plans.

a)	Defined contribution plans:

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to a defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

b)	Defined benefit plans:

The Group operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law in Israel. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with term of the benefit obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the balance sheet reflects the present value of the defined benefit obligation less the fair value of the plan assets (see details in Note 18).

Remeasurements of the net liability are recognized as other comprehensive income (loss) in the period in which they occur.

o.	Revenue recognition:

Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company's performance. Revenue is recognized in the reporting periods in which the services are rendered. Revenues from the installation fees are recognized as the installation is performed.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset (income receivable) or liability (deferred revenues) and recognizes revenue in profit or loss when the work is performed. The Company has elected to apply the practical expedient allowed by the Standard and does not separate the financing component in transactions in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

Revenue from the sale of telemedicine devices:

Revenue from sale of telemedicine devices is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

Costs of obtaining a contract:

Costs incurred in obtaining subscription contracts which would not have been incurred if the contract had not been obtained (incremental costs) and which the Company expects to recover are recognized as an asset (prepaid expenses). The asset is amortized over the estimated average service period of subscriber contracts, adjusted for cancellations.

p.	Interest income:

Interest income on financial assets is recognized as it accrues using the effective interest method.

q.	Earnings per share:

Basic earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average of shares outstanding is adjusted, assuming conversion of potential dilutive shares (employee options), except when such conversion has an anti-dilutive effect.

r.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

s.	Exchange rates and linkage basis:

Data regarding Israeli CPI and exchange rates of the U.S. dollar, the Euro and the Swiss Franc in relation to the NIS is as follows:

	Israeli	Exchange rate of
For the year ended	CPI	€	U.S. $	CHF
	Points *)	NIS

December 31, 2024	256.6	3.8	3.65	4.03
December 31, 2023	248.6	4.01	3.63	4.31
December 31, 2022	241.4	3.75	3.52	3.82

Change during the year	%

2024	3.2	(5.8)	0.1	(6.5)
2023	3	6. 9	3.1	12.8

*)	The index on an average basis of 1993 = 100.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

t.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

•	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both applied retrospectively for annual periods beginning on January 1, 2024.

The above Amendments did not have a material impact on the Company's consolidated financial statements.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

a.	Judgments:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Capitalization of development costs

Development costs are capitalized in accordance with the accounting policy described in Note 2k, which is based on the criteria set forth in IAS 38. The assessment of whether development costs meet the criteria for recognition as an intangible asset requires significant management judgment, in particular with respect to technical feasibility, generation of future economic benefits, and ability to measure reliably the costs attributable to the intangible asset.

b.	Estimates and assumptions:

The preparation of these financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. In determining its accounting estimates, management relies on past experience, various underlying facts, external factors and reasonable assumptions, based on the relevant circumstances. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. Further details are given in Note 11.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-
Deferred tax assets:

Deferred tax assets are recognized for unused carry forward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Notes 2m and 19c.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates":

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" ("the Amendments") to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

b.	Amendments to IFRS 9, "Financial Instruments", and IFRS 7, "Financial Instruments: Disclosures":

On May 30, 2024, the IASB issued "Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7" ("the Amendments"). The Amendments clarify certain aspects of the classification and measurement of financial instruments.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Amendments address the following:

Derecognition of a financial liability settled through an electronic transfer system - an entity is permitted to make an accounting policy election to derecognize a financial liability (or part of it) that is settled in cash using an electronic payment system before the settlement date if certain conditions are met. An entity that makes this accounting policy election is required to apply it to all financial liabilities settled using the same electronic payment system.

Assessing contractual cash flow characteristics for the classification of financial assets - the Amendments clarify how to assess the characteristics of contractual cash flows of financial assets with features linked to environmental, social and corporate governance (ESG) targets and other similar contingent features. The Amendments also enhance the description of the term 'non-recourse' and clarify the characteristics of contractually linked instruments (CLIs).

Disclosures – the Amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities with contractual terms that include contingent features (including ESG-related) and new disclosures for investments in equity instruments measured at fair value through other comprehensive income (FVTOCI).

The Amendments are to be applied retrospectively commencing from annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted subject to disclosure. An entity is permitted to early adopt only the Amendments that relate to the classification of financial assets and the related disclosures. An entity is not required to restate prior periods, but may do so if, and only if, it is possible to do so without the use of hindsight.

The Amendments are not expected to have a material effect on the Company's consolidated financial statements.

c.	IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements".

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows" and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023

Cash in banks (mainly in NIS)	3,005	6,271
Short-term deposits (mainly in NIS)	4,674	422

	7,679	6,693

NOTE 6:-	SHORT-TERM INVESTMENTS

	December 31,
	2024	2023
Marketable securities:

Financial assets at fair value through profit or loss (mainly in USD)
Corporate bonds	3,415	4,181
Government bonds and loans	1,564	784
Shares	578	638
Exchange Traded Funds	4,286	3,375

	9,843	8,978

Short-term deposits	-	10,579

	9,843	19,557

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 7:-	TRADE RECEIVABLES

	December 31,
	2024	2023

Accounts receivable (1)	7,169	8,419
Other	140	138
Allowance for doubtful accounts	-	-

	7,309	8,557

(1)	The terms of billed accounts receivable are generally 30-60 days. As of December 31, 2024 and 2023, there were no material billed receivables that were past due.

NOTE 8:-	PREPAID EXPENSES

Amortization of prepaid expenses (costs of obtaining contracts – see Note 2o) amounted to $746 in the year ended December 31, 2024 (2023- $731).

NOTE 9:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2024	2023

Interest receivable	64	53
Government authorities	173	298
Advances to supplies	584	328
Prepaid expenses	606	552
Others	43	561

	1,470	1,792

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 10:-	PROPERTY AND EQUIPMENT

	Computers and peripheral equipment	Medical equipment	Office furniture and equipment	Motor vehicles and ambulances	Leasehold improvements	Devices on loan	Total
Cost:

Balance as of January 1, 2023	16,856	5,466	2,198	2,210	3,930	41,191	71,851
Additions during the year	699	7	66	181	127	209	1,289
Disposals during the year	(3,275)	-	(366)	(46)	-	(4,497)	(8,184)
Transfer from inventory, net	-	-	-	-	-	226	226
Currency translation differences	(348)	(165)	(33)	(60)	(106)	(1,126)	(1,838)

Balance as of December 31, 2023	13,932	5,308	1,865	2,285	3,951	36,003	63,344
Additions during the year	513	34	25	201	82	95	950
Disposals during the year	(12,521)	(5,102)	(895)	(933)	(2,611)	(229)	(22,291)
Transfer from inventory, net	-	-	-	-	-	462	462
Currency translation differences	(230)	(102)	(27)	(23)	(72)	(153)	(607)

Balance as of December 31, 2024	1,694	138	968	1,530	1,350	36,178	41,858

Accumulated depreciation:

Balance as of January 1, 2023	15,821	5,359	1,611	1,923	2,946	39,539	67,199
Additions during the year	329	26	104	60	139	300	958
Disposals during the year	(3,113)	-	(325)	(46)	-	(4,422)	(7,906)
Currency translation differences	(344)	(160)	(27)	(59)	(84)	(1,125)	(1,799)

Balance as of December 31, 2023	12,693	5,225	1,363	1,878	3,001	34,292	58,452
Additions during the year	337	25	88	109	147	329	1,035
Disposals during the year	(12,521)	(5,102)	(895)	(933)	(2,611)	(182)	(22,244)
Impairment	-	-	-	-	-	164	164
Currency translation differences	(224)	(101)	(26)	(21)	(58)	(80)	(510)

Balance as of December 31, 2024	285	47	530	1,033	479	34,523	36,897

Depreciated cost as of December 31, 2024	1,409	91	438	497	871	1,655	4,961

Depreciated cost as of December 31, 2023	1,239	83	502	407	950	1,711	4,892

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2024, net of accumulated amortization	9,878	-	10,056	323	20,257	32,965
Additions during the year	2,714	-			2,714	-
Amortization during the year	(2,794)	-	(1,286)	(104)	(4,184)	-
Impairment, see Note 24g	(2,553)	-	-	(212)	(2,765)	(13,450)
Currency translation differences	(242)	-	(74)	(7)	(323)	(384)

As of December 31, 2024, net of accumulated amortization	7,003	-	8,696	-	15,699	19,131

As of December 31, 2024:

Cost	45,950	7,309	15,964	606	69,829	19,131
Accumulated amortization	(38,947)	(7,309)	(7,268)	(606)	(54,130)	-

Net carrying amount	7,003	-	8,696	-	15,699	19,131

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2023, net of accumulated amortization	8,274	-	11,737	414	20,425	33,745
Additions during the year	4,203	-	-	-	4,203	-
Amortization during the year	(2,770)	-	(1,309)	(104)	(4,183)	-
Currency translation differences	171	-	(372)	13	(188)	(780)

As of December 31, 2023, net of accumulated amortization	9,878	-	10,056	323	20,257	32,965

As of December 31, 2023:

Cost	44,131	7,766	16,215	644	68,756	32,965
Accumulated amortization	(34,253)	(7,766)	(6,159)	(321)	(48,499)	-

Net carrying amount	9,878	-	10,056	323	20,257	32,965

(1)
The recoverable amount of the cash generating units to which the goodwill mainly relates has been determined based on a calculation using cash flow projections from financial budgets approved by senior management covering a five-year period.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The carrying amount of the goodwill has been allocated to the following cash generating units:

	December 31,
	2024	2023

Israel - Telemedicine	3,109	3,126
Israel – Mediton	16,022	16,111
Germany	-	13,728

	19,131	32,965

The recoverable amount of each of the cash generating units has been determined based on calculation using cash flow projections from financial budgets and forecasts approved by senior management covering a five-year period. The key assumptions used in the calculations are the (i) discount rate (ii) growth rate of revenues in the 5 year forecast period subsequent to end of the reporting period, and (iii) growth rates used to extrapolate cash flows beyond the forecast period.

The pre-tax discount rate applied to cash flow projections are as follows:

	December 31,
	2024	2023

Israel - Telemedicine	19.3%	20.7%
Israel – Mediton	17.6%	19.4%
Germany	15.4%	20.5%

The average growth rate of revenues in the 5 year forecast period subsequent to the end of the reporting period, are as follows:

	December 31,
	2024	2023

Israel - Telemedicine	3%	3.2%
Israel – Mediton	3.6%	4.9%
Germany	2%	11.3%

The cash flows beyond the 5-year period are extrapolated using the following growth rates:

	December 31,
	2024	2023

Israel - Telemedicine	3.2%	3.2%
Israel – Mediton	3.2%	3.2%
Germany	3%	3%

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

In 2024 the Group recognized in profit or loss an impairment loss of $13,450 in respect of goodwill allocated to the cash generating unit of Germany. This impairment loss related to lower than expected business performance in the German market, combined with an ongoing need to continue investing in adjusting the IT service platform.

The recoverable amounts of each of the other two cash generating units exceeds their carrying amounts.

As of December 31, 2024, management of the Group believes that no reasonably possible changes in any of the above key assumptions would cause the carrying amount of the CGUs Telemedicine and Mediton materially exceed their recoverable amounts.

In 2024 the Group recognized in profit and loss an impairment loss of $2,553 in respect of capitalized development costs. This impairment loss related mainly to service applications, developed in the past, which are not in use any more or are not advanced or efficient enough to be used in a profitable way.

NOTE 12:-	LEASES

Disclosures for leases in which the Company acts as lessee:

The Company has entered into leases of buildings and motor vehicles which are used for the Company's operations.

Leases of buildings have lease terms of between 4 and 11 years whereas leases of vehicles have lease terms of 3 years.

Some of the leases entered into by the Company include extension and/or termination options and variable lease payments.

During 2023, the Group reduced the scope of the lease in Germany. In addition, the Group modified the term of the lease in Germany such that the contract will end in 2027 instead of 2029 and the monthly rent decreased. As a result of this the Group recognized a capital gain of $399.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

a.	Information on leases:

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	319	343
Total cash outflow for leases	2,787	2,992

b.	Lease extension and termination options:

The Company has leases that include extension and termination options. These options provide flexibility in managing the leased assets and align with the Company's business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

The Company generally includes in the lease term the exercise of extension options existing in the lease agreements when it is reasonably certain that the extension option will be exercised. In these leases, the Company usually exercises the extension option to avoid a significant adverse impact to its operating activities in the event that an alternative asset is not available immediately upon termination of the noncancelable lease period.

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not ordinarily exercise options that extend the lease period beyond 5 years.

Lease terms that include termination options will include the period covered by the termination option when it is reasonably certain that the termination option will not be exercised.

Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company's lease liabilities:

	More than 5 years
	December 31,
	2024	2023
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	2,217	2,479

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2024	10,432	2,036	12,468
Additions during the year:
New leases	1,105	47	1,152
Adjustments for indexation	115	15	130
Disposals	(683)	(40)	(723)
Currency translation differences	(202)	(27)	(229)

Balance as of December 31, 2024	10,767	2,031	12,798

Accumulated depreciation:

Balance as of January 1, 2024	3,933	1,321	5,254
Additions during the year:
Depreciation and amortization	1,972	350	2,322
Disposals	(522)	(23)	(545)
Currency translation differences	(43)	(17)	(60)

Balance as of December 31, 2024	5,340	1,631	6,971

Depreciated cost at December 31, 2024	5,427	400	5,827

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2023	15,844	1,449	17,293
Additions during the year:
New leases	663	634	1,297
Adjustments for indexation	145	23	168
Disposals	(6,198)	(52)	(6,250)
Currency translation differences	(22)	(18)	(40)

Balance as of December 31, 2023	10,432	2,036	12,468

Accumulated depreciation:

Balance as of January 1, 2023	5,258	997	6,255
Additions during the year:
Depreciation and amortization	2,214	337	2,551
Disposals	(3,520)	-	(3,520)
Currency translation differences	(19)	(13)	(32)

Balance as of December 31, 2023	3,933	1,321	5,254

Depreciated cost at December 31, 2023	6,499	715	7,214

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 13:-	CREDIT FROM BANKS

	Interest rate (1)	December 31,
	%	2024	2023

Current maturities of long-term loans (see Note 14)	Prime (1)+1.05	2,206	2,160

		2,206	2,160

(1)	The Prime rate as of December 31, 2024 – 6.00% (December 31, 2023 – 6.25%).

NOTE 14:-	LONG-TERM LOANS

a.
On August 29, 2021, the Company signed an agreement with a bank in Israel to obtain a long-term loan in the amount of NIS 59 million (approximately $18,000) for a period of 7 years and 9 months. The loan is denominated in NIS and bears an annual interest rate of prime + 1.05% (2.65% as of the signing date). The loan will be repaid in 28 quarterly installments following an initial moratorium period of 9 months.

The loan agreement includes certain financial covenants related to the Company's Israeli operations, as follows: (i) tangible equity of at least NIS 40 million; (ii) tangible equity to total tangible assets of at least 40%; and (iii) net debt to EBITDA of 3.5 at the maximum. As of December 31, 2024 the Company is in compliance with these covenants. The Company expects that it will be in compliance with these covenants in the next 12 months.

b.	Composition:

	December 31,
	2024	2023

Long-term loan	10,403	12,620
Less – current maturities	2,206	2,160

Balance	8,197	10,460

NOTE 15:-	DEFERRED REVENUES

Deferred revenues are in respect of contracts in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 16:-	OTHER PAYABLES

	December 31,
	2024	2023

Employees and payroll accruals	5,023	4,376
Accrued expenses	3,075	2,304
Government authorities	973	754
Accruals restructuring	-	686
Other	397	416

	9,468	8,536

NOTE 17:-	FINANCIAL INSTRUMENTS

Financial assets and liabilities:

	Carrying amount
	December 31,
	2024	2023
Financial assets at amortized cost:

Cash and cash equivalents	7,679	6,693
Short term deposits	-	10,579
Trade receivables	7,309	8,557
Other accounts receivable	1,470	1,792
Long term deposits	301	328

Total	16,759	27,949

Financial assets at fair value through profit or loss:

Call option from non-controlling interests	-	147
Short term investments	9,843	8,978

Total	9,843	9,125

Financial liabilities at amortized cost:

Credit from banks and others	2,206	2,160
Trade payables	3,649	3,884
Liability for acquisition of non-controlling interests	8,540	-
Other payables	3,470	8,536
Loans from banks	8,197	10,460
Lease liabilities	5,715	7,239

Total	31,777	32,279

The main risks arising from the Group's financial instruments are credit risk, foreign currency risk, interest rate risk, market risk and liquidity risk. The Board of Directors reviews and agrees on policies for managing each of these risks, which are summarized below.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

a.	Concentration of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, and trade receivables. Cash and cash equivalents are deposited with major banks. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables mainly derived from sales to customers in Germany and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

b.	Foreign currency risk:

The Group is subject to foreign exchange risk as it holds cash and cash equivalents and short-term investments in foreign currency as the Group purchases its devices in foreign currency. Group management regularly monitors its foreign exchange risk and attempts to limit such risks by making adequate decisions regarding cash and credit positions.

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant. The impact on the Company's profit before tax is due to changes in the fair value of monetary assets. The Company's exposure to foreign currency changes for all other currencies is immaterial.

	Change in USD rate	Effect on profit tax

2024	+5%	(159)
	-5%	159

2023	+5%	(721)
	-5%	721

	Change in EUR rate	Effect on profit tax

2024	+5%	(32)
	-5%	32

2023	+5%	(66)
	-5%	66

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Market risk:

The Group has investments in marketable financial instruments that are classified as financial assets at fair value through profit or loss in respect of which the Group is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2024, the balance of these investments is $9,843 (2023 - $8,978).

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of the Group's profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/ decrease in price	Effect on profit before tax

2024	+5%	492
	-5%	(492)

2023	+5%	449
	-5%	(449)

d.	Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

Management believes that the carrying amount of long-term deposits approximates their fair value.

e.	Interest rate risk:

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's debt obligations with floating interest rates.

The effect of reasonably possible increase of 5% of the interest rate on the Group's profit before tax is not material.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Liquidity risk:

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

The Group has long-term lease liabilities repayable in monthly equal installments until June 2029.

Total aggregate contractual undiscounted payments including interest amounts to approximately $5,946.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2024:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,649	-	-	-	-	-	3,649
Accrued expenses	3,075	-	-	-	-	-	3,075
Liability for acquisition of non-controlling interests	8,540	-	-	-	-	-	8,540
Lease liabilities	2,116	1,653	1,287	767	123	-	5,946
Loans from bank	2,880	2,782	2,682	2,579	1,250	-	12,173

	20,260	4,435	3,969	3,346	1,373	-	33,383

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,884	-	-	-	-	-	3,884
Accrued expenses	2,990	-	-	-	-	-	2,990
PUT option (*)	-	8,225	-	-	-	-	8,225
Lease liabilities	2,542	2,280	1,814	1,615	1,571	953	10,775
Loans from bank	3,023	2,920	2,816	2,710	2,600	1,258	15,327

	12,439	13,425	4,630	4,325	4,171	2,211	41,201

(*)	Estimated gross cash outflow assuming that option will be exercised at earliest possible date.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

g.	Changes in liabilities arising from financing activities:

	January 1, 2024	Cash flows	Foreign exchange movement	Other	December 31, 2024

Lease liabilities (including current maturities)	7,239	(2,468)	(152)	1,096	5,715
Liability for acquisition of non-controlling interests	-	-	(17)	8,557	8,540
Long term bank loan	12,620	(2,118)	(100)	-	10,402

Total liabilities from financing activities	19,859	(4,586)	(269)	9,653	24,657

	January 1, 2023	Cash flows	Foreign exchange movement	Other	December 31, 2023

Lease liabilities (including current maturities)	11,564	(3,048)	(12)	(1,265)	7,239
Liability for underwriters	1,131	(1,124)	(22)	15	-
Long term bank loan	15,176	(2,070)	(486)	-	12,620

Total liabilities from financing activities	27,871	(6,242)	(520)	(1,250)	19,859

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

h.	Fair value:

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

	Financial instruments
	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2024	147	147

Issuance of Share Options	-	-
Remeasurement recognized in:
Profit (loss)	(144)	(144)
Other comprehensive income (loss)	(3)	(3)
Exercise of Share Options into shares
Payment	-	-

As of December 31, 2024	-	-

	Financial instruments
	Liability for share options (*)	Liability to underwriters	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2023	(7,164)	(1,131)	245	(8,050)

Issuance of Share Options
Remeasurement recognized in:
Profit (loss)	1,801	(15)	(89)	1,697
Other comprehensive income (loss)	30	22	(9)	43
Exercise of Share Options into shares	5,333	-	-	5,333
Payment	-	1,124	-	1,124

As of December 31, 2023	-	-	147	147

Presented in balance sheet:

Put option	-	-	147	147

(*)	See Note 22b for information on fair value measurement.

The Company used the Monte Carlo option pricing model when estimating the fair value of the Put and Call Options granted in the acquisition of Mediton Group – in 2021.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

The following table lists the significant inputs to the Monte Carlo model used to determine the fair value of the Put Option net of the Call option:

December 31, 2023

Underlying asset value	35,732
Expected volatility of the share price	34.7%
Discount rate	14.9%
Risk-free interest rate	3.64%
Term of option	2.67 years

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES

a.	Changes in the defined benefit obligation and fair value of plan assets:

2024:

		Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2024	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2024

Defined benefit obligation	(8,492)	(282)	(416)	(14)	(712)	1,281	8	(235)	(227)	62	-	(8,088)
Fair value of plan assets	6,919	-	359	-	359	(912)	-	401	400	(39)	172	6,899

Net defined benefit liability (asset)	(1,573)	(282)	(57)	(14)	(353)	369	8	166	173	23	172	(1,189)

2023:

		Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2023	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2023

Defined benefit obligation	(8,153)	(340)	(409)	(35)	(784)	148	81	(7)	74	223	-	(8,492)
Fair value of plan assets	6,658	-	351	-	351	(134)	-	(4)	(4)	(191)	239	6,919

Net defined benefit liability (asset)	(1,495)	(340)	(58)	(35)	(433)	14	81	(11)	70	32	239	(1,573)

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

b.	Disaggregation of the fair value of the plan assets:

	Year ended December 31,
	2024	2023

Insurance contracts	6,899	6,919

c.	The principal assumptions underlying the defined benefit plan:

	2024	2023
	%

Discount rate	5.53	5.55
Expected rate of salary increase	2.0-5.45	2.0-5.48

d.	Amount, timing and uncertainty of future cash flows:

Below are reasonably possible changes at the end of the reporting period in each actuarial assumption assuming that all other actuarial assumptions are constant:

	Change in defined benefit obligation
	Year ended December 31,
	2024	2023
Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:

Salary increase of 3.3% (instead of 3.0%) (2023- 6.1% instead of 5.5%)	(38)	(45)

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:

Increase of 1% in discount rate	(132)	(153)
Decrease of 1% in discount rate	185	214

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Group companies:

1.	Companies in Israel:

The Israeli corporate income tax rate was 23% in 2024 and 2023.

The deferred taxes are computed at the average tax rate of 23% based on the tax rates that are expected to apply upon realization.

2.	Foreign subsidiaries:

The principal tax rates applicable to the major subsidiaries whose place of incorporation is outside Israel are:

The U.S. - tax at the rate of 21%.
Germany - tax at the rate of 31.4%.

b.	Taxes on income included in the statements of comprehensive income:

	Year ended December 31,
	2024	2023

Current taxes	716	552
Deferred taxes	253	409
Taxes in respect of prior years	(30)	(70)

	939	891

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

c.	Deferred tax assets (liabilities):

Composition and changes in deferred taxes, as presented in the consolidated balance sheet, are as follows:

	Fixed and intangible assets	Employee benefit liabilities	Short term investments	Carry- forward tax losses	Total

Balance at January 1, 2023	(3,065)	612	-	2,625	172

Amount included in statement of comprehensive income	55	39	(192)	(320)	(418)
Currency translation differences	91	(19)	(3)	(81)	(12)

Balance at December 31, 2023	(2,919)	632	(195)	2,224	(258)

Amount included in statement of comprehensive income (*)	334	(111)	104	(619)	(292)
Currency translation differences	21	(5)	3	(21)	(2)

Balance at December 31, 2024	(2,564)	516	(88)	1,584	(552)

(*)	$39 presented in other comprehensive income.

d.	The deferred taxes are reflected in the balance sheet as follows:

	December 31,
	2024	2023

Non-current assets	1,448	2,055
Non-current liabilities	2,000	2,313

	(552)	(258)

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

e.	A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31,
	2024	2023

Loss before taxes on income	(26,814)	(5,964)

Statutory tax rate in Israel	23%	23%

Tax computed at the statutory tax rate	(6,167)	(1,372)

Increase (decrease) in taxes resulting from:
Taxes in respect of previous years	(30)	(70)
Non-deductible expense	2,519	406
Different tax rates	88	63
Loss for which deferred taxes were not recognized	4,529	1,864

Total tax expenses reported in the consolidated statements of comprehensive income	939	891

f.	Carry forward tax losses:

The carry forward losses for tax purposes as of December 31, 2024 amount to NIS 242,826,000 ($66,582) (2023 – NIS 227,833,000 ($62,816)) in Israel (which may be carried forward indefinitely) and EUR 32,116,000 ($33,432) (2023 – EUR 29,387,000 ($32,503)) in Europe. In the U.S., SHL USA has federal and state net operating losses and credits of $19,679 (2023 - $15,337), which expire at various times.

Deferred tax assets in the amount of $26,188 (2023 - $23,938) relating to carry forward tax losses as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

g.	The expiry dates for carry forward tax losses which are not recognized are as follows:

	Year ended December 31,
	2024	2023

First year	762	37
Second year	413	762
Third year	153	413
Fourth year	959	153
Fifth year	730	959
Sixth - Fifteen	3,864	4,891
Unlimited	105,924	93,771

	112,805	100,986

NOTE 20:-	LIABILITY FOR ACQUISITION OF NON-CONTROLLING INTERSTS

In 2021 the Company acquired a 70% interest in the Mediton Group. As part of the acquisition, the Company granted the non-controlling interests (“NCI”) a put option, and concurrently the Company received a call option from the NCI, regarding the remaining 30% interest. As described in Note 2h, the put and call options had been accounted for as a derivative and measured at their net fair value until their exercise.

In September 2024, the NCI notified the Company of its exercise of the put option. As a result, the Company is currently accounting for the notice of exercise as the acquisition of the NCI. The exercise price, based on the binding decision of an arbitrator in March 2025, amounts to NIS 31.1 million ($8,540) which has been recorded as a current liability as of December 31, 2024. The Company has derecognized the carrying amount of the NCI as of the date of exercise, and the difference between the carrying amount and the liability in the amount of $5,618 has been recorded in equity as a capital reserve from transactions with NCI. As of the report’s publication date the closing of the acquisition was not completed yet. The Company intends to finance the acquisition by receipt of a long-term bank loan.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 21:-	COMPENSATION OF KEY MANAGEMENT PERSONNEL (INCLUDING DIRECTORS)

		December 31,
		2024	2023
a.	Balances:

	Other accounts payable	101	182

		Year ended December 31,
		2024	2023
b.	Transactions:

	Short-term employee benefits	2,323	2,639
	Share-based payment benefits	197	638

	Total	2,520	3,277

NOTE 22:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for the Group's liabilities, fixed charges have been placed on specific accounts receivable.

b.	Contingent liabilities:

The Group, from time to time, is party to various claims and disputes associated with its ongoing business operations. In management's opinion, based on the opinion of its legal counsels, none of these claims or disputes is expected, either individually or in the aggregate, to have a material adverse effect on the Group's financial position, results of operations or cash flows - see also Note 20d.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 23:-	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding*)	Authorized	Issued and outstanding*)
	Number of shares

Ordinary shares of NIS 0.01 par value each	25,000,000	16,391,382	25,000,000	16,391,382

*)	Net of treasury shares – see (c).

b.	Movement in share capital:

During January 2023 and February 2023, the Company received proceeds of approximately CHF 18.7 million (USD 20.3 million) from exercises of 1,703,908 share options granted in the private placements in January 2021 and February 2021 and 29,967 options were not exercised and expired.

The following table lists the movements in Share Options:

Balance on January 1, 2023	1,733,875

Exercise of share options	(1,703,908)
Expiration of share options	(29,967)

Balance on December 31, 2023	-

In respect of the Capital Increases in 2021, the underwriters were also granted options to acquire 97, 222 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93). See below for details of the changes made to the terms of these options in March 2023.

The underwriters were also entitled to receive a cash payment derived from future cash received by the Company from the exercise of the Share Options in 2023. In addition, the underwriters were granted options to acquire a certain number of Units of securities based on a formula derived from the future cash payments received from the exercise of the Share Options. See below for the terms of these Units.

In 2023, the underwriters received a cash payment of approximately CHF 1.1 million (USD 1.1 million) derived from cash received by the Company from the exercise of the Share Options. The cash payment was offset from the liability to the underwriters recorded in the balance sheet. In addition, the underwriters received options to acquire 58,498 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93).

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

In March, 2023, in connection with services provided in respect of the exercise of options described above, the Company signed an agreement with the underwriter for the extension of the exercise period of the  97, 222 Units of securities previously granted in 2021 for an additional 2 years until 2025 and for change of the exercise price to NIS 35.64 ($ 9.83) for each Unit of securities (which comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share of the Company) and NIS 43.56 ($ 12.01) for each option included in the Unit. On March 17, 2025 all options expired.

The Company used the Black and Scholes option pricing model when estimating the incremental fair value of the options to acquire Units after the modifications described above. The total incremental fair value of the options to acquire Units as of the date of the modifications was $ 512 and was recorded as a deduction from Additional paid-in capital arising from the exercise of the share options in January and February 2023, as described above with a corresponding increase in the Capital reserve for options.

Issued and outstanding share capital (net of treasury shares):

Number of shares

Balance at January 1, 2023	14,682,272

Exercise of share options	1,703,908
Exercise of employees share options	5,202

Balance at December 31, 2023	16,391,382

Exercise of share options	-
Exercise of employees share options	-

Balance at December 31, 2024	16,391,382

c.	Treasury shares:

The Company holds 1,372 shares at a total cost of $2 as of December 31, 2024 and 2023.

d.	Share option plans:

On January 2, 2023, the Company's Board of Directors approved the grant of 248,500 options to Managers and employees, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 4.655 ($5.047). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 14.80; exercise price – CHF 15.56; expected volatility – 43.87%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

On May 15, 2023, the Company's Board of Directors approved the grant of 145,000 options to Managers, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.374 ($3.76). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 9.70; exercise price – CHF 9.36; expected volatility – 46.03%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.43 years.

On June 18, 2023, the Company's Board of Directors approved the grant of 30,000 options to a Senior Managers, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.663 ($4.113). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 10.30; exercise price – CHF 9.88; expected volatility – 46.57%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.43 years.

On June 24, 2024, the Company's Board of Directors approved the grant of 20,000 options to a consultant, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The fair value of options granted is CHF 1.403 ($ 1.571). The fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 4.89; exercise price – CHF 8.50; expected volatility – 53.06%; risk free interest rate – 0.65%; expected dividend – 0%; and expected average life of options 4.6 years.

On September 5, 2024, the Company's Board of Directors approved the grant of 400,000 options to the Company's CEO, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (100,000 options for each installment). The weighted average fair value of options granted is CHF 0.734-0.916 ($0.867-$1.082). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 3.30; exercise price – CHF 5.34-7.12; expected volatility – 57.77%; risk free interest rate – 0.48%; expected dividend – 0%; and expected average life of options – 4.5-4.63 years.

On September 24, 2024, the Company's Board of Directors approved the grant of 80,000 options to a Manager, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (20,000 options for each installment). The weighted average fair value of options granted is CHF 0.842-1.029 ($0.993-$1.213). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 2.99; exercise price – CHF 5.04-6.72; expected volatility – 57.13%; risk free interest rate – 0.45%; expected dividend – 0%; and expected average life of options – 4.68-4.82 years.

All options are exercisable for a period of 6 years from grant date.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

On October 31, 2021, the Board of Directors approved to increase the maximum number of shares which may be issued under the Plan by 2,000,000.

On October 31, 2021, the Board of Directors approved to amend and rename the share options plan as "The SHL Telemedicine LTD. 2021 Executive and Key Employee Israeli Share Incentive Plan", and to extend the term of the Plan until the Board decides otherwise.

In the years ended December 31, 2024 and 2023, the Group recorded share-based compensation in the statements of comprehensive income in the amount of $366 and $1,252, respectively.

e.	The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, share options during the year.

	2024		2023
	No. of options	WAEP (CHF)	No. of options	WAEP (CHF)

Outstanding at the beginning of the year	1,220,241	12.27	1,001,430	11.85
Granted during the year	500,000	6.26	423,500	13.03
Forfeited during the year	(317,278)	9.26	(165,881)	12.89
Exercised during the year *)	-		(38,808)	7.04

Outstanding at the end of the year	1,402,963	10.81	1,220,241	12.27

Exercisable at the end of the year	738,664	13.46	720,758	11.02

*)	The weighted average share price at the date of exercise of these options was CHF 8.13. Exercise was cashless.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 was 3.46 years (as of December 31, 2023 – 3.83 years).

f.	Restricted Shares of Mediton Group:

On December 20, 2021, a Mediton executive was granted 256 restricted share units (“RSU”) of Mediton Group. The fair value of the RSUs in the amount of $822 was determined based on the price that the Company paid for the acquisition of the Mediton Group shares in 2021, The RSUs shall vest over a period of 3 years (33% after 1 year, and 16.5% each half year thereafter). The purchase agreement of Mediton Group includes a provision for anti-dilution protection to the Company in respect of the grant of the RSUs.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

	Year ended December 31,
	2024	2023

Revenues for services performed during the period	55,861	55,678
Revenues from sale of devices	918	1,397

	56,779	57,075

b.	Cost of revenues:

	Year ended December 31,
	2024	2023

Salaries and related benefits	14,364	16,212
Medical services	9,727	8,355
Rental fees and maintenance	1,062	1,246
Depreciation and amortization	1,391	1,978
Cost of devices	778	1,025
Others	3,664	2,998

	30,986	31,814

c.	Research and development costs:

Salaries and related benefits	3,091	3,917
Amortization of development costs	2,794	2,772
Sub-contractors and others	2,185	2,774

	8,071	9,463
Less - capitalization of development costs	2,714	4,203

	5,357	5,260

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

d.	Selling and marketing expenses:

	Year ended December 31,
	2024	2023

Salaries and related benefits	4,039	5,285
Marketing and related expenses	3,020	1,943
Depreciation and amortization	1,620	1,633
Rental fees and maintenance	317	160
Maintenance of vehicles	256	313
Others	1,198	1,247

	10,450	10,581

e.	General and administrative expenses:

Salaries and related benefits	8,789	8,881
Office expenses	2,615	2,634
Professional fees	3,233	3,156
Depreciation and amortization	1,741	1,309
Others	674	248

	17,052	16,228

f.	Financial income (expenses):

1.          Financial income:

Exchange rate differences	166	1,129
Gain on marketable securities, net	558	848
Share options	-	1,801
Interest	723	1,055

	1,447	4,833

2.          Financial expenses:

Exchange rate differences	(5)	(138)
Interest	(1,122)	(1,296)
Call+Put options	(144)	(89)
Others	(197)	(268)

	(1,468)	(1,791)

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

g.	Other expenses:

	Year ended December 31,
	2024	2023

Impairment of Goodwill	13,450	-
Impairment of intangible assets	2,765	-
Impairment of property and equipment	164	-
Restructuring expenses *)	1,747	1,235
Other expenses	1,601	963

	19,727	2,198

*)	Including expenses related to employee benefits and other direct expenditures arising from the restructuring.

NOTE 25:-	NET EARNINGS PER SHARE

a.	Details of the number of shares and net loss used in the computation of net earnings per share:

	Year ended December 31,
	2024		2023
	Weighted average number of shares	Net loss	Weighted average\ number of shares	Net loss
	In thousands		In thousands

For the computation of basic net earnings	16,391	(28,095)	16,269	(7,056)
Effect of dilution - share options	-	-	26	(1,801)

For the computation of diluted net earnings	16,391	(28,095)	16,295	(8,857)

b.
To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 1,636,546 (2023 – 1,453,824) options to employees under share-based payment plans and options to investors and others.

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 26:-	SEGMENT INFORMATION

The Group operates in three geographical segments: Israel, Europe (principally Germany) and Rest of the world (mainly USA) ("ROW").

Management monitors the operating results of its geographical units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment profit. SG&A Group expenses and some research and development expenses are mostly allocated to the separate geographic units. Some corporate expenses, some research and development expenses, finance costs and finance income and income taxes are managed on a group basis and are not allocated to the geographic segments.

Revenues are allocated based on the location of the end customer. The Group presents disaggregated revenue information based on types of customers: Individual customers and communities, Institutions and payers (income from service agreements with institutions, insurance companies and HMOs), and others.

a.	Segment revenues:

	Individuals and communities	Institutions and payers	Others	Total
Year ended December 31, 2024:

Europe	-	12,673	-	12,673
Israel	20,325	23,126	-	43,451
ROW	-	-	655	655

Total revenues	20,325	35,799	655	56,779

Year ended December 31, 2023:

Europe	-	14,067	-	14,067
Israel	20,913	21,179	-	42,092
ROW	-	-	916	916

Total revenues	20,913	35,246	916	57,075

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 26:-	SEGMENT INFORMATION (cont.)

b.	Reporting on geographic segments:

	Year ended December 31,
	2024	2023
Segment profit (loss):

Europe	(4,139)	(5,347)
Israel	8,346	8,424
ROW	(4,158)	(3,622)

	49	(545)
Unallocated income and expenses:

Corporate and R&D expenses	(7,115)	(6,263)
Other expenses	(19,727)	(2,198)

Operating loss	(26,793)	(9,006)
Financial income (expenses), net	(21)	3,042

Loss before taxes on income	(26,814)	(5,964)

c.	Additional information:

	Europe	Israel	Others	Total

Year ended December 31, 2024

Cost of revenues (*)	6,299	22,385	911	29,595
Depreciation and amortization	3,015	4,496	30	7,541
Impairment of goodwill and intangible assets	15,098	1,117	-	16,215

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	5,359	35,445	3,206	4,678	48,688

	Europe	Israel	Others	Total

Year ended December 31, 2023

Cost of revenues (*)	7,429	21,484	923	29,836
Depreciation and amortization	3,637	4,049	6	7,692

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	23,588	36,803	1,940	4,910	67,241

(*) excluding depreciation and amortization

SHL TELEMEDICINE LTD.

Notes to Consolidated Financial Statements

U.S. dollars in thousands

NOTE 27:-	SUBSEQUENT EVENTS

a.
On February 4, 2025 the Company announced that Lior Haalman has been appointed to serve as the Chief Financial Officer, starting March 1, 2025, and replacing Amir Hai, who has been with the Company for over 3 years.

b.
On February 13, 2025, the Company's Board of Directors approved the grant of 320,000 options to a Senior Manager, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (80,000 options for each installment). On the date of the grant, the share price was CHF 2.01; and the exercise price was CHF 5.34-7.12.

c.
On March 11, 2025 the Company announced its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq Capital Market (“Nasdaq”), terminate its ADR program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The delisting and termination of its ADR program and Securities Exchange Act registration and reporting will not affect the Company’s listing on the SIX Swiss Exchange, where its ordinary shares will continue to trade. The delisting date was April 2, 2025. As of the publication date of the financial statements, the reporting obligations are still effective for the year 2024.

d.
In March 2025, a financial claim was filed with the Tel Aviv Regional Labor Court against Mediton, and Dr. Haim Perlock (who held 100% of Mediton shares until August 2021 and currently holds 30%) by the former CEO of Mediton. According to the plaintiff, various amounts to which she is entitled for the period of her employment and its termination, including retirement bonuses, compensation payments and payment of her shareholding, were not paid.

The total amount of the claim is approximately NIS 7.6 million (approximately $2,100). Most of the amount is in connection with the expected completion of the Mediton transaction (see Note 20).

No defense has yet been filed on behalf of the defendants. According to the assessment of Mediton's legal advisors and the Company management, there are good defenses on the factual and legal levels regarding most of the amounts claimed by the plaintiff and the likelihood of the claim being rejected, in connection with these amounts, are higher than the likelihood  of being accepted (more likely than not).

The Company has included an appropriate provision in the balance sheet as of December 31, 2024,  in accordance with the opinion of its legal advisors.

e.
On April 3 2025, the Company informed Perluk – Medical Holdings Ltd., Haim Perluk, and Orna Perluk (collectively, the "Sellers") of its intention to close the purchase of the 30% stake of Mediton, and pay the NIS 31.1 million according to the arbitrator decision, by partial offset of an amount based on alleged misrepresentations made by the Sellers in the Share Purchase Agreement dated August 25, 2021. The Sellers have responded by rejecting SHL's offset claims. As a result, the transaction was not closed yet. This proceeding does not affect the purchase of the first 70% in Mediton.

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